File No. ~~812-15551~~812-[ ]

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

~~In the Matter of the Application of:~~

~~Fortress Private Lending Fund, FPLF Management LLC, FIG LLC, Fortress Credit Corp., Fortress Credit Co LLC, DBD Credit Funding LLC, Fortress Credit Opportunities Fund VI (A) LP, Fortress Credit Opportunities Fund VI (B) LP, Fortress Credit Opportunities Fund VI (C) L.P., Fortress Credit Opportunities Fund VI (D) L.P., Fortress Credit Opportunities Fund VI (E) LP, Fortress Credit Opportunities Fund VI (G) L.P., Fortress Credit Opportunities Fund V Expansion (A) LP, Fortress Credit Opportunities Fund V Expansion (B) LP, Fortress Credit Opportunities Fund V Expansion (C) L.P., Fortress Credit Opportunities Fund V Expansion (D) L.P., Fortress Credit Opportunities Fund V Expansion (E) LP, Fortress Credit Opportunities Fund V Expansion (F) LP, Fortress Credit Opportunities Fund V Expansion (G) L.P., Fortress Credit Opportunities Fund V Expansion (H) L.P., Super FCO MA III L.P., FCO MA V L.P., Fortress Credit Opportunities Fund V Expansion MA-CRPTF LP, FCO MA Centre Street II EXP (P) LP, FCO MA Centre Street II EXP (ER) LP, FCO MA Centre Street II EXP (TR) LP, Fortress Credit Opportunities Fund V Expansion MA-C L.P., Fortress Lending Fund III (A) LP, Fortress Lending Fund III (B) L.P., Fortress Lending Fund III (C) L.P., Fortress Lending Fund III (D) LP, Fortress Lending III Holdings L.P., Fortress Lending Fund III-IV MA-CRPTF LP, Fortress Lending Fund IV (A) LP, Fortress Lending Fund IV (B) L.P., Fortress Lending Fund IV (C) L.P., Fortress Lending Fund IV (D) LP, Fortress Lending IV Holdings L.P., Fortress Intellectual Property Opportunities Fund II (A) LP, Fortress Intellectual Property Opportunities Fund II (B) LP, Fortress Intellectual Property Opportunities Fund II (C) L.P., Fortress Intellectual Property Opportunities Fund II (D) L.P., Fortress Legal Assets Fund I (A) LP, Fortress Legal Assets Fund I (B) LP, Fortress Legal Assets Fund I (C) LP, Fortress Legal Assets Fund II (A) LP, Fortress Legal Assets Fund II~~

~~(B) LP, Fortress Legal Assets Fund II (C) LP, Drawbridge Special Opportunities Fund LP, Drawbridge Special Opportunities Fund Ltd, Fortress Credit BSL VII Limited, Fortress Credit BSL VIII Limited, Fortress Credit BSL IX Limited, Fortress Credit BSL X Limited, Fortress Credit BSL XI Limited, Fortress Credit BSL XII Limited, Fortress Credit BSL XIII Limited, Fortress Credit BSL XIV Limited, Fortress Credit BSL XV Limited, Fortress Credit BSL XVI Limited, Fortress Credit BSL XVII Limited, Fortress Credit BSL XVIII Limited, Fortress Credit BSL XIX Limited, Fortress Credit BSL XX Limited, Fortress Credit BSL XXI Limited, Fortress Credit BSL XXII Limited, Fortress Credit BSL XXIII Limited, Fortress Credit BSL XXIV Limited, Fortress Credit Europe BSL 2024-1 DAC, FDF V Limited, Fortress Credit Opportunities IX CLO Limited, Fortress Credit Opportunities XV CLO Limited, Fortress Credit Opportunities VIII CLO LLC, Fortress Credit Opportunities XIX CLO Limited, Fortress Credit Opportunities XXI CLO LLC, Fortress Credit Opportunities XXIII CLO LLC, DBDB Funding LLC, FLF III-IV MA-CRPTF Holdings Finance L.P., FLF III AB Holdings Finance L.P., FLF III Holdings Finance L.P., FLF III GMS Holdings Finance L.P., FLF III SM Holdings Finance L.P., FLF III BAM Holdings Finance L.P., FORT CRE 2022-FL3 Issuer LLC, Fortress Credit Opportunities VI Advisors LLC, Fortress Credit Opportunities VI-C Advisors LLC, Fortress Credit Opportunities V Advisors LLC, Fortress Credit Opportunities V-C Advisors LLC, Fortress Lending Advisors III LLC, Fortress Lending Advisors IV LLC, Fortress IP Advisors II LLC, Fortress IP Advisors II C LLC, Fortress Legal Assets Advisors LLC, Fortress Legal Assets Advisors II LLC, Drawbridge Special Opportunities Advisors LLC, FCO MA Centre II Advisors LLC, FC BSL VII Management LLC, FC BSL VIII Management LLC, FC BSL IX Management LLC, FC BSL X Management LLC, FC BSL XI Management LLC, FC BSL XII Management LLC, FC BSL XIII Management LLC, FC BSL XIV Management LLC, FC BSL CLO Manager LLC, FC BSL CLO Manager II LLC, FC BSL XVII Management LLC, FC BSL XVIII Management LLC, FC BSL CLO Manager IV LLC, FC BSL CLO Manager III LLC, FC BSL CLO Manager V LLC, FCFE CM LLC, FDF V Management LLC, FCOD CLO Management LLC, FLF III-IV MA-CRPTF Advisors LLC, FLF III AB Holdings Finance CM LLC, FLF III GMS Holdings Finance CM LLC, FLF III SM Holdings Finance CM LLC, FLF III BAM Holdings Finance CM LLC, FCO MA Sup Advisors LLC, FCO MA V Advisors LLC, Fortress FCO Fund V MA- CRPTF Advisors LLC, FCO Fund V MA-C Advisors LLC, Fortress Credit Opportunities XXXIII CLO LLC, FCO XXXV CLO CM LLC, Fortress Credit Opportunities XXXV CLO Limited, Fortress Credit Opportunities XXXV CLO LLC, FCO XXXVII CLO CM LLC, Fortress Credit Opportunities XXXVII CLO Limited, Fortress Credit Opportunities XXXVII CLO LLC~~
~~1345 Avenue of the Americas~~
~~New York, NY 10105~~

~~FOURTH AMENDED AND RESTATED~~ APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940


~~*All Communications, Notices and Orders to:*~~
~~David Brooks~~
~~Fortress Investment Group LLC~~
~~1345 Avenue of the Americas~~
~~New York, New York 10105~~

~~Tel:~~ EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(~~212~~d) ~~798-6100~~

~~DBrooks@Fortress.com~~

~~Copies to~~*In the Matter of the Application of*:

~~Nicole M. Runyan, P.C.~~
~~Kim E. Kaufman~~
~~Kirkland & Ellis LLP~~
~~601 Lexington Avenue~~
~~New York, NY 10022~~
~~Telephone: (212) 446-4800~~
~~nicole.runyan@kirkland.com~~
~~kim.kaufman@kirkland.com~~

~~August 1, 2025~~

~~UNITED STATES OF AMERICA~~
~~BEFORE THE~~
~~SECURITIES AND EXCHANGE COMMISSION~~

~~IN THE MATTER OF~~

~~FORTRESS PRIVATE LENDING FUND, FPLF MANAGEMENT LLC, FIG LLC, FORTRESS CREDIT CORP., FORTRESS CREDIT CO LLC, DBD CREDIT FUNDING LLC, FORTRESS CREDIT OPPORTUNITIES FUND VI (A) LP, FORTRESS CREDIT OPPORTUNITIES FUND VI (B) LP, FORTRESS CREDIT OPPORTUNITIES FUND VI (C) L.P., FORTRESS CREDIT OPPORTUNITIES FUND VI (D) L.P., FORTRESS CREDIT OPPORTUNITIES FUND VI (E) LP, FORTRESS CREDIT OPPORTUNITIES FUND VI (G) L.P., FORTRESS CREDIT OPPORTUNITIES FUND V EXPANSION (A) LP, FORTRESS CREDIT OPPORTUNITIES FUND V EXPANSION (B) LP, FORTRESS CREDIT OPPORTUNITIES FUND V EXPANSION (C) L.P., FORTRESS CREDIT OPPORTUNITIES FUND V EXPANSION (D) L.P., FORTRESS CREDIT OPPORTUNITIES FUND V EXPANSION (E) LP, FORTRESS CREDIT OPPORTUNITIES FUND V EXPANSION (F) LP, FORTRESS CREDIT OPPORTUNITIES FUND V EXPANSION (G) L.P., FORTRESS CREDIT OPPORTUNITIES FUND V EXPANSION (H) L.P., SUPER FCO MA III L.P., FCO MA V L.P., FORTRESS CREDIT OPPORTUNITIES FUND V EXPANSION MA-CRPTF LP, FCO MA CENTRE STREET II EXP (P) LP, FCO MA CENTRE STREET II EXP (ER) LP, FCO MA CENTRE STREET II EXP (TR) LP, FORTRESS CREDIT OPPORTUNITIES FUND V EXPANSION MA-C L.P., FORTRESS LENDING FUND III (A) LP, FORTRESS LENDING FUND III (B) L.P., FORTRESS LENDING FUND III~~

HAMILTON LANE PRIVATE ASSETS FUND, HAMILTON LANE PRIVATE INFRASTRUCTURE FUND, HAMILTON LANE PRIVATE SECONDARY FUND, HL SCOPE RIC LLC, HAMILTON LANE VENTURE CAPITAL AND GROWTH FUND, HAMILTON LANE CREDIT INCOME FUND, HAMILTON LANE ADVISORS, L.L.C., EDGEWOOD PARTNERS II LP, EDGEWOOD PARTNERS III, L.P., GREEN CORE FUND, L.P., HAMILTON LANE CAPITAL TOWER FUND LP, HAMILTON LANE EQUITY OPPORTUNITIES FUND V HOLDING LP, HAMILTON LANE EQUITY OPPORTUNITIES FUND V HOLDING-2 LP, HAMILTON LANE INFRASTRUCTURE FUND HOLDINGS LP, HAMILTON LANE INFRASTRUCTURE FUND HOLDINGS-2 LP, HAMILTON LANE VENTURE ACCESS FUND I HOLDINGS LP, HL-HP GLOBAL INVESTMENTS LP, SRCS HL PE 1 (MASTER) LP, HAMILTON LANE/NYSCRF ISRAEL INVESTMENT FUND L.P., HL PRIVATE ASSETS HOLDINGS LP, INNOVATION LANE LP, KPS-HAMILTON LANE MULTI-STRATEGY FUND I MASTER LP, LIBRA TAURUS PE FUND MASTER LP, MORAN REAL ASSET FUND II, L.P., MORAN REAL ASSET FUND III, L.P., NEW YORK CREDIT CO-INVESTMENT FUND II LP, PENHA FUND I L.P., PENHA FUND II L.P., PHOENIX HL L.P., RUSSELL INVESTMENTS HL PRIVATE MARKETS CO-INVESTMENT MASTER FUND LP, RUSSELL INVESTMENTS HL PRIVATE MARKETS SECONDARY MASTER FUND LP, SIXTH STOCKHOLM CI-SPV LP, SRE HL PE 1 (MASTER) LP, SREH HL PE 1 (MASTER) LP, SRZ HL PE 1 (MASTER) LP, TARRAGON MASTER FUND LP, TTCPFS HL INVESTMENTS SPLITTER AIV FUND LP, WPP HL CREDIT OPPORTUNITIES FUND LP, SIXTH STOCKHOLM GLOBAL PRIVATE EQUITY LP, HL CANADA HEALTH LP, CLAL HAMILTON LANE CREDIT INTERNATIONAL SCOPE JV, L.P., CLAL HAMILTON LANE CREDIT INTERNATIONAL SO VII JV, LP, HL ALPHA CI SPV LP, ETHMAR TECHNOLOGY MASTER FUND LP, APA HOLDINGS LP, HAMILTON LANE EQUITY OPPORTUNITIES FUND V-A LP, HAMILTON LANE EQUITY OPPORTUNITIES FUND V-B LP, HAMILTON LANE EQUITY OPPORTUNITIES FUND VI-A LP, HAMILTON LANE EQUITY OPPORTUNITIES FUND VI-B LP, HAMILTON LANE EQUITY OPPORTUNITIES FUND VI HOLDINGS LP, HAMILTON LANE EQUITY OPPORTUNITIES FUND VI HOLDINGS-2 LP, HL GLOBAL VENTURE CAPITAL AND GROWTH CAYMAN HOLDINGS LP, HAMILTON LANE EUROPEAN INVESTORS SCA SICAV-RAIF - GPA INVESTMENTS SUB-FUND, HL PRIVATE INFRA FUND CAYMAN HOLDINGS LP, HAMILTON LANE IMPACT FUND II LP, HL IMPACT II HOLDINGS LP, HAMILTON LANE IMPACT FUND III-A LP, HAMILTON LANE IMPACT FUND III-B LP, HL IMPACT III HOLDINGS LP, HAMILTON LANE INFRASTRUCTURE OPPORTUNITIES FUND II LP, HAMILTON

LANE INFRASTRUCTURE OPPORTUNITIES FUND II HOLDINGS LP, HAMILTON LANE INFRASTRUCTURE OPPORTUNITIES FUND II HOLDINGS-2 LP, HAMILTON LANE INFRASTRUCTURE OPPORTUNITIES FUND LP, HAMILTON LANE NATIONAL SMALL BUSINESS CREDIT FUND, LP, HAMILTON LANE NM FUND I LP, HL PRIVATE MARKETS ACCESS HOLDINGS SCSP, HAMILTON LANE RE OPPORTUNITIES FUND I LP, HAMILTON LANE RE OPPORTUNITIES FUND I LP (SERIES A), HAMILTON LANE RE OPPORTUNITIES FUND I LP (SERIES B), HAMILTON LANE SECONDARY FUND V INTERNATIONAL SERIES FUND LP, SERIES 2, HAMILTON LANE SECONDARY FUND VI-D SCSP-RAIF, HLSF VI HOLDINGS 3 LP, HLSF VI BLOCKER (CAYMAN) LP, HLSF VI BLOCKER (DE) LP, HAMILTON LANE STRATEGIC OPPORTUNITIES FUND IX HOLDINGS LP, HL VAF I HOLDINGS TRANSACTION LP, HL GM PRIVATE MARKETS ACCESS FUND LP, HL GROWTH EQUITY CLUB FUND, HL LARGE BUYOUT CLUB FUND VII, HL VENTURE CAPITAL CLUB FUND, HL VENTURE CAPITAL CLUB FUND II, NEW FINANCE STREET L.P., HK ORIENTAL PEARL, LPF, HUDSON RIVER CO-INVESTMENT FUND IV L.P., HL BILLY IMPACT PE MASTER FUND LP, KOREA HL STRATEGIC INFRASTRUCTURE MASTER FUND~~(C) L.P., FORTRESS LENDING FUND III (D) LP,~~

~~FOURTH AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940~~

~~2~~

~~FORTRESS LENDING III HOLDINGS L.P., FORTRESS LENDING FUND III-IV MA-CRPTF LP, FORTRESS LENDING FUND IV (A) LP, FORTRESS LENDING FUND IV (B) L.P., FORTRESS LENDING FUND IV (C) L.P., FORTRESS LENDING FUND IV (D) LP, FORTRESS LENDING IV HOLDINGS L.P., FORTRESS INTELLECTUAL PROPERTY OPPORTUNITIES FUND II (A) LP, FORTRESS INTELLECTUAL PROPERTY OPPORTUNITIES FUND II (B) LP, FORTRESS INTELLECTUAL PROPERTY OPPORTUNITIES FUND II (C) L.P., FORTRESS INTELLECTUAL PROPERTY OPPORTUNITIES FUND II (D) L.P., FORTRESS LEGAL ASSETS FUND I (A) LP, FORTRESS LEGAL ASSETS FUND I (B) LP, FORTRESS LEGAL ASSETS FUND I (C) LP, FORTRESS LEGAL ASSETS FUND II (A) LP, FORTRESS LEGAL ASSETS FUND II (B) LP, FORTRESS LEGAL ASSETS FUND II (C) LP, DRAWBRIDGE SPECIAL OPPORTUNITIES FUND LP, DRAWBRIDGE SPECIAL OPPORTUNITIES FUND LTD, FORTRESS CREDIT BSL VII LIMITED, FORTRESS CREDIT BSL VIII LIMITED, FORTRESS CREDIT BSL IX LIMITED, FORTRESS CREDIT BSL X LIMITED, FORTRESS CREDIT BSL XI LIMITED, FORTRESS CREDIT BSL XII LIMITED, FORTRESS CREDIT BSL XIII LIMITED, FORTRESS CREDIT BSL XIV LIMITED, FORTRESS CREDIT BSL XV LIMITED, FORTRESS CREDIT BSL XVI LIMITED, FORTRESS CREDIT BSL XVII LIMITED, FORTRESS CREDIT BSL XVIII LIMITED, FORTRESS CREDIT BSL XIX LIMITED, FORTRESS CREDIT BSL XX LIMITED, FORTRESS CREDIT BSL XXI LIMITED, FORTRESS CREDIT BSL XXII LIMITED, FORTRESS CREDIT BSL XXIII LIMITED, FORTRESS CREDIT BSL XXIV LIMITED, FORTRESS CREDIT EUROPE BSL 2024-1 DAC, FDF V LIMITED, FORTRESS CREDIT OPPORTUNITIES IX CLO LIMITED, FORTRESS CREDIT~~, LP, KIC HL CO-INVESTMENT FUND, LP, KIC HL CO-INVESTMENT MASTER FUND, LP, KOREA HL STRATEGIC INFRASTRUCTURE MASTER FUND II, LP, MMAA HL CO-INVESTMENT MASTER FUND, LP, EDGEWOOD PARTNERS IV LP, NEW YORK CREDIT SBIC FUND II LP, RAPM NM SECONDARY OPPORTUNITY FUND, L.P., HL P PLUS ESG CO-INVEST FUND I LP, HL PPLUS CO-INVEST FUND LP, HL PNB SMA MASTER FUND LP, HL STRATEGIC RE IRISH HOLDINGS LLC, SMART AIR AND ENERGY MASTER FUND LP, HAMILTON LANE PE PROGRAM MASTER FUND L.P., HL ENVIRONMENTAL FUND LP, HAMILTON LANE VA RE SMA, LP, MORAN REAL ASSET FUND IV, L.P., HAMILTON LANE PRIVATE MARKETS FUND Y TREE CLIENTS (EQUITY) LP, HAMILTON LANE STRATEGIC OPPORTUNITIES FUND IX HOLDINGS-2 LP, HAMILTON LANE STRATEGIC OPPORTUNITIES FUND IX-A LP, HAMILTON LANE STRATEGIC OPPORTUNITIES FUND IX-B LP, 2020 TACTICAL MARKET FUND LP, ASTRO MASTER FUND III LP, DIRECT CREDIT FUND LP, DRAGON HL L.P., FIFTH STOCKHOLM CI SPV L.P., FINANCE STREET AIV SPLITTER L.P., FLORIDA GROWTH FUND II LLC, HAMILTON LANE - RAYTHEON TECHNOLOGIES PENSION EMERGING MANAGERS, L.P., HAMILTON LANE CO-INVESTMENT FUND IV HOLDINGS LP, HAMILTON LANE CO-INVESTMENT FUND IV HOLDINGS-2 LP, HAMILTON LANE PRIVATE EQUITY FUND X HOLDINGS LP, HAMILTON LANE PRIVATE MARKETS OPPORTUNITY FUND LP, CREDIT SERIES, HAMILTON LANE PRIVATE MARKETS OPPORTUNITY FUND LP, FUND-OF-FUNDS SERIES, HAMILTON LANE PRIVATE MARKETS OPPORTUNITY FUND LP, FUND-OF-FUNDS SERIES II, HAMILTON LANE SECONDARY FUND VI-A LP, HAMILTON LANE SECONDARY FUND VI-B LP, HAMILTON LANE SMID II HOLDINGS LP, HAMILTON LANE STRATEGIC OPPORTUNITIES FUND V (SERIES 2019) HOLDINGS LP, HAMILTON LANE STRATEGIC OPPORTUNITIES FUND VI (SERIES 2020) HOLDINGS LP, HAMILTON LANE STRATEGIC OPPORTUNITIES FUND ~~X~~VII HOLDINGS ~~C~~L~~O~~P ~~LIMITED, FORTRESS CREDIT~~, HAMILTON LANE STRATEGIC OPPORTUNITIES FUND VIII HOLDINGS ~~C~~L~~O~~P ~~LLC, FORTRESS CREDIT OPPORTUNITIES XIX CLO LIMITED, FORTRESS CREDIT OPPORTUNITIES XXI CLO LLC, FORTRESS CREDIT OPPORTUNITIES XXIII CLO LLC, DBDB~~, HAMILTON LANE VENTURE CAPITAL FUND LP, SERIES 2020, HAMILTON LANE VENTURE CAPITAL FUND LP, SERIES 2021, HAMILTON LANE VENTURE CAPITAL FUND LP, SERIES 2022,

HAMILTON LANE/NYSCRF ISRAEL INVESTMENT FUND II LP, HAMILTON LANE-CARPENTERS PARTNERSHIP FUND V L.P., HL ADVANCED SUSTAINABLE TOTAL RETURN OPPORTUNITIES FUND III, HL ENPAM FUND SPLITTER LP, HL IMPACT HOLDINGS LP, HL INTERNATIONAL INVESTORS L.P. SERIES M, HL INTERNATIONAL INVESTORS L.P. SERIES N, HL INTERNATIONAL INVESTORS L.P. SERIES O, HL INTERNATIONAL INVESTORS L.P. SERIES Q, HL INTERNATIONAL INVESTORS LP SERIES I, HL INTERNATIONAL INVESTORS LP, HL SECONDARY OPPORTUNITIES 2018 SERIES, HL INTERNATIONAL INVESTORS LP, SERIES H1, HL INTERNATIONAL INVESTORS LP, SERIES H2, HL INTERNATIONAL INVESTORS LP, SERIES P, HL LARGE BUYOUT CLUB FUND V, HL LARGE BUYOUT CLUB FUND VI, HL MIRAS SECONDARY FUND LP, HL REAL ASSET OPPORTUNITIES – A MASTER FUND LP, HL/AS GLOBAL COINVEST LP, HLSF IV HOLDINGS LP, HLSF V HOLDINGS LP, HLSF V HOLDINGS LP 2, HUDSON RIVER CO-INVESTMENT FUND III L.P., JATI PRIVATE EQUITY FUND III L.P., KPI-HAMILTON LANE MULTI-STRATEGY FUND I MASTER LP, KTCU HL INFRASTRUCTURE MASTER FUND LP, NAKHODA LANE FUND DE SPV LP, NAKHODA LANE FUND L.P., NEW YORK CREDIT SBIC FUND L.P., SMART CLEAN AIR AND ENERGY FUND LP, TOWER BRIDGE SELECT OPPORTUNITIES – A MASTER FUND LP, UTAH REAL ASSETS PORTFOLIO, LP, HL SCOPE MASTER SICAV-RAIF SCSP AND HL SCOPE HOLDINGS S.À.R.L.

110 Washington Street, Suite 1300
Conshohocken, Pennsylvania 19428

*All Communications, Notices and Orders to*:

**Keith Kleinman, Esq.**
**Hamilton Lane Advisors, L.L.C.**
**110 Washington Street, Suite 1300**
**Conshohocken, Pennsylvania 19428**
**kkleinman@hamiltonlane.com**

*Copies to:*

**Ryan P. Brizek, Esq.**
**Simpson Thacher & Bartlett LLP**
**900 G Street, NW**
**Washington, D.C. 20001**
**(202) 636-5500**

September 2, 2025

~~FUNDING LLC, FLF III-IV MA-CRPTF HOLDINGS FINANCE L.P., FLF III AB HOLDINGS FINANCE L.P., FLF III HOLDINGS FINANCE L.P., FLF III GMS HOLDINGS FINANCE L.P., FLF III SM HOLDINGS FINANCE L.P., FLF III BAM HOLDINGS FINANCE L.P., FORT CRE 2022-FL3 ISSUER LLC, FORTRESS CREDIT OPPORTUNITIES VI ADVISORS LLC, FORTRESS CREDIT OPPORTUNITIES VI-C ADVISORS LLC, FORTRESS CREDIT OPPORTUNITIES V ADVISORS LLC, FORTRESS CREDIT OPPORTUNITIES V-C ADVISORS LLC, FORTRESS LENDING ADVISORS III LLC, FORTRESS LENDING ADVISORS IV LLC, FORTRESS IP ADVISORS II LLC, FORTRESS IP ADVISORS II C LLC, FORTRESS LEGAL ASSETS ADVISORS LLC, FORTRESS LEGAL ASSETS ADVISORS II LLC, DRAWBRIDGE SPECIAL OPPORTUNITIES ADVISORS LLC, FCO MA CENTRE II ADVISORS LLC, FC BSL VII MANAGEMENT LLC, FC BSL VIII MANAGEMENT LLC, FC BSL IX MANAGEMENT LLC, FC BSL X MANAGEMENT LLC, FC BSL XI MANAGEMENT LLC, FC BSL XII MANAGEMENT LLC, FC BSL XIII MANAGEMENT LLC, FC BSL XIV MANAGEMENT LLC, FC BSL CLO MANAGER LLC, FC BSL CLO MANAGER II LLC, FC BSL XVII MANAGEMENT LLC, FC BSL XVIII MANAGEMENT LLC, FC BSL CLO MANAGER IV LLC, FC BSL CLO MANAGER III LLC, FC BSL CLO MANAGER V LLC, FCFE CM LLC, FDF V MANAGEMENT LLC, FCOD CLO MANAGEMENT LLC, FLF III-IV MA-CRPTF ADVISORS LLC, FLF III AB HOLDINGS FINANCE CM LLC, FLF III GMS HOLDINGS FINANCE CM LLC, FLF III SM HOLDINGS FINANCE CM LLC, FLF III BAM HOLDINGS FINANCE CM LLC, FCO MA SUP ADVISORS LLC, FCO MA V ADVISORS LLC, FORTRESS FCO FUND V MA-CRPTF ADVISORS LLC, FCO FUND V MA-C ADVISORS LLC, FORTRESS CREDIT OPPORTUNITIES XXXIII CLO LLC, FCO XXXV CLO CM LLC, FORTRESS CREDIT OPPORTUNITIES XXXV CLO LIMITED, FORTRESS CREDIT OPPORTUNITIES XXXV CLO LLC, FCO XXXVII CLO CM LLC, FORTRESS CREDIT OPPORTUNITIES XXXVII CLO LIMITED, FORTRESS CREDIT OPPORTUNITIES XXXVII CLO LLC~~

~~1345 Avenue of the Americas~~
~~New York, NY 10105~~
~~File No. 812-15551~~

## I. SUMMARY OF APPLICATION

The following entities hereby request an order (the "*Order*") of the U.S. Securities and Exchange Commission (the "*SEC*" or "*Commission*") under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the "*1940 Act*"),[1] and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder. The Order would supersede the exemptive order issued by the Commission on February 23, 2021, as amended May 16, 2023 (the "*Prior Order*")[2] that was granted pursuant to Sections 57(a)(4), 57(i) and Rule 17d-1, with the result that no person will continue to rely on the Prior Order if the Order is granted.

- Hamilton Lane Private Assets Fund, a non-diversified, closed-end management investment company registered under the 1940 Act ("*HLPAF*");

- Hamilton Lane Private Infrastructure Fund, a non-diversified, closed-end management investment company registered under the 1940 Act ("*HLPIF*");

- ~~Fortress Private Lending Fund (the "*Existing Regulated Fund*"), a Delaware statutory trust, is an externally-managed,~~ HL SCOPE RIC LLC, a non-diversified, closed-end management investment company ~~that has elected to be regulated as a business development company (a "*BDC*")~~ registered under the 1940 Act ("*SCOPE*");

- ~~FPLF Management LLC ("*BDC Adviser*"), a Delaware limited liability company that is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "*Advisers Act*"), serves as the investment adviser to the Existing Regulated Fund,~~

---

[1] Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

[2] Hamilton Lane Private Assets Fund, et al. (File No. 812-15099), Release No. IC-34182 (January 28, 2021) (notice), Release No. IC-34201 (February 23, 2021) (order) as amended by Hamilton Lane Private Assets Fund, et al. (File No. 812-15374), Release No. IC-34891 (April 19, 2023) (notice), Release No. IC-34919 (May 16, 2023) (order).

on behalf of itself and its successors;[2]

- ~~FIG LLC ("*Fortress*"), a Delaware limited liability company that is~~ Hamilton Lane Private Secondary Fund, a non-diversified, closed-end management investment company registered ~~as an investment adviser~~ under the ~~Advisers~~ 1940 Act ~~on behalf of itself and its successors~~ ("*HLPSF*");

- Hamilton Lane Venture Capital and Growth Fund, a non-diversified, closed-end management investment company registered under the 1940 Act ("*HLVCGF*");

- ~~The investment advisers to the Existing Affiliated Funds (as defined below) that are identified on Schedule A hereto (collectively with BDC Adviser, the "*Existing Advisers*"), each of which is a Delaware limited liability company and a "relying adviser" under the Advisers Act through a single registration with Fortress on behalf of itself and its successors. The Existing Advisers and Fortress operate under a single set of policies and procedures that are reasonably designed to comply with the requirements of the Advisers Act; and~~ Hamilton Lane Credit Income Fund, a non-diversified, closed-end management investment company registered under the 1940 Act ("*HLCIF*" and, together with HLPAF, HLPIF, SCOPE, HLPSF and HLVCGF, the *"Existing Regulated Funds"*);

- ~~Each~~ The investment ~~fund set forth on Schedule A hereto, which is an entity whose investment adviser is an Adviser and that~~ vehicles identified in Schedule A, each of which is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(1) or ~~Section~~ 3(c)(7) of the ~~Act or relies on Rule 3a-7 under the~~ 1940 Act (~~collectively,~~ the "*Existing Affiliated Funds*~~," and together with Fortress, the Existing Regulated Fund and the Existing Advisers, the "*Applicants*").[3]~~ "); and

- Hamilton Lane Advisors, L.L.C., an investment adviser registered under the Investment Advisers Act of 1940 (the "*Advisers Act*") and the investment adviser to the Existing Regulated Funds and Existing Affiliated Funds (the "*Existing Adviser*" or "*HLA*" and, together with the Existing Regulated Funds and the Existing Affiliated Funds, the "*Applicants*").[3]

---

[1] ~~Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.~~

[2] ~~The term "*successor*" means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.~~

[3] ~~All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.~~

~~5~~

---

[3] All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

The relief requested in this application for the Order (the "***Application***") would allow a Regulated Fund[4] and one or more Affiliated Entities[5] to engage in Co-Investment Transactions[6] subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as "***Participants***."[7] The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.[8]

---

~~4 "***Regulated Fund***" means the Existing Regulated Fund and any Future Regulated Funds. "***Future Regulated Fund***" means an entity (a) that is a closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.~~

~~The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. "***Wholly-Owned Investment Sub***" means an entity: (a) that is a "wholly-owned subsidiary" (as defined in Section 2(a)~~

~~(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. "***Joint Venture***" means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). "***BDC Downstream Fund***" means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a~~

[4] "***Regulated Fund***" means the Existing Regulated Funds and any Future Regulated Funds. "***Future Regulated Fund***" means an entity (a) that is a closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. "***Wholly-Owned Investment Sub***" means an entity: (a) that is a "wholly-owned subsidiary" (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. "***Joint Venture***" means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). "***BDC Downstream Fund***" means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture's or BDC Downstream Fund's chief compliance officer, and the Joint Venture's or BDC Downstream Fund's investment committee will be deemed to be the Joint Venture's or BDC Downstream Fund's Board.

[5] "***Affiliated Entity***" means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates (other than an open-end investment company registered under the 1940 Act), and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates (other than of an open-end investment company registered under the 1940 Act), that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.

To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

[6] "***Co-Investment Transaction***" means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.

[7] "***Adviser***" means the Existing Adviser, and any other investment adviser controlling, controlled by, or under common control with the Existing Adviser. The term "Adviser" also includes any internally-managed Regulated Fund.

[8] *See, e.g.*, Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture's or BDC Downstream Fund's chief compliance officer, and the Joint Venture's or BDC Downstream Fund's investment committee will be deemed to be the Joint Venture's or BDC Downstream Fund's Board.

5  "***Affiliated Entity***" means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates (other than an open-end investment company registered under the 1940 Act), and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates (other than of an open-end investment company registered under the 1940 Act), that is participating in a Co-Investment Transaction in a principal capacity; or
(c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.
To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

6  "***Co-Investment Transaction***" means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.

7  "***Adviser***" means Fortress, the Existing Advisers and any other investment adviser controlling, controlled by, or under common control with the Existing Advisers. The term "Adviser" also includes any internally-managed Regulated Fund.

8  *See, e.g.*, Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

## II.    GENERAL DESCRIPTION OF THE APPLICANTS

Hamilton Lane Incorporated (NASDAQ: HLNE) ("**HLNE**") a publicly traded company, owns a controlling interest in the Existing Adviser, and thus may be deemed to control the Regulated Funds and the Affiliated Entities. HLNE, however, is a holding company and does not currently offer investment advisory services to any person, is not expected to do so in the future, and will not be the source of any Co-Investment Transactions under the requested Order. Accordingly, HLNE has not been included as an Applicant.

Each Existing Regulated Fund is a closed-end management investment company registered under the 1940 Act. Each Existing Regulated Fund is, or with respect to HLCIF, will be, externally managed by HLA.

### A.    ~~Fortress Private Lending Fund~~HLPAF

HLPAF is organized as a Delaware statutory trust.

HLPAF's investment objective is to generate capital appreciation over the medium- and long-term through investments in private assets globally. The Fund may gain access to private assets through a number of different approaches including: (i) direct investments in the equity or debt of a company; (ii) primary subscriptions to closed-end private funds, including without limitation, funds-of-funds; (iii) secondary purchases of interests in closed-end private funds and other private assets; (iv) investments in listed private equity companies, funds or other vehicles; and (v) programmatic investment relationships with asset managers outside of their commingled private funds.

HLPAF has a five-member board, of which three members are not "interested" persons of HLPAF within the meaning of Section 2(a)(19) of the 1940 Act (the "**HLPAF Board**").[9]

### B.    HLPIF

The Existing Regulated Fund is an externally-managed, non-diversified, closed-end management investment company organized as a statutory trust in Delaware on January 25, 2024. The Existing Regulated Fund has elected to be regulated as a BDC under the 1940 Act. In addition, the Existing Regulated Fund intends to qualify and elect to be treated as a regulated investment company ("***RIC***") under Sub-Chapter M of the Internal Revenue Code of 1986, as amended, and intends to continue to qualify as a RIC in the future.
HLPIF is organized as a Delaware statutory trust.

HLPIF's investment objective is to seek to provide current income and long-term appreciation. HLPIF will seek to achieve its investment objective through constructing a portfolio of investments in infrastructure assets (collectively, "***Infrastructure Assets***") through a tactically constructed portfolio of direct co-investments, equity and debt investments in portfolio companies and secondary investments often alongside an experienced investment sponsor, joint venture partner, operating partner, or other investor, and in all cases seeking to provide global exposure to real assets in the infrastructure sector. HLPIF defines infrastructure as an asset or investment that primarily comprises permanent facilities and installations

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[9] The Board of each Future Regulated Fund will consist of a majority of members who are not "interested persons" of such Future Regulated Fund within the meaning of Section 2(a)(19) of the 1940 Act.

needed for the functioning of a society and/or large-scale commerce, typically characterized as fixed, physical assets. HLPIF has the flexibility to invest in Infrastructure Assets across infrastructure sectors, including but not limited to energy, telecom, renewables, transport, power, social (e.g., nursing care facilities, for-profit schools and hospitals), environment (e.g., waste, recycling and water management systems) and other infrastructure sectors (e.g., non-traditional infrastructure assets such as capital assets, including rolling stock and trailer, aircraft and ship leasing), subject to compliance with its investment strategies and restrictions and applicable law, including the 1940 Act.

HLPIF has a five-member board, of which three members are not "interested" persons of HLPIF within the meaning of Section 2(a)(19) of the 1940 Act (the "***HLPIF Board***").

C.      SCOPE

SCOPE is organized as a Delaware limited liability company.

SCOPE's investment objective is to seek to obtain returns from current income and to a lesser extent, capital appreciation, through investments in private assets globally while also focusing on preservation of capital. SCOPE seeks to build a portfolio over time to avoid concentrated risk exposures and to provide sufficient liquidity for limited redemptions. SCOPE seeks to reach its investment objectives primarily by investing directly or indirectly in the debt of companies in either the primary or secondary market and focuses on senior secured loans structured as revolving, first lien, unitranche, or second lien term loans. In addition, SCOPE may invest into a number of different approaches if such opportunities meet the investment objective, including without limitation: (i) direct investments in the equity of a company; (ii) primary subscriptions to closed-end private funds, including without limitation funds-of-funds; (iii) secondary purchases of interests in closed-end private funds and other private funds; (iv) investments in listed private equity companies, funds or other vehicles; or (v) programmatic investment relationships with asset managers outside of their commingled private funds.

SCOPE has a five-member board, of which three members are not "interested" persons of SCOPE within the meaning of Section 2(a)(19) of the 1940 Act (the "***SCOPE Board***").

D.      HLPSF

HLPSF is organized as a Delaware statutory trust.

HLPSF's investment objective is to seek to provide long-term capital appreciation. HLPSF seeks to achieve its investment objective through a tactically constructed portfolio of private equity investments, primarily through privately negotiated transactions on the secondary market, including both traditional limited partner secondary investments and general partner secondary investments. Such transactions on the secondary market will be investments in private funds, holding vehicles or other investment vehicles managed by third-party managers or other private equity investments that HLA determines to have a similar risk/return profile. HLPSF may invest in private equity investments that HLA determines to have a similar risk/return profile on a global basis across developed and emerging countries, with an emphasis on North America and Western Europe.

HLPSF has a five-member board, of which three members are not "interested" persons of HLPSF within the meaning of Section 2(a)(19) of the 1940 Act (the "***HLPSF Board***").

E.      HLVCGF

HLVCGF is organized as a Delaware statutory trust.

HLVCGF's investment objective is to seek to provide long-term capital appreciation. HLVCGF seeks exposure to private companies in their early (i.e., venture capital) and growth stages of their development ("***Venture and Growth Investments***") through: (i) equity and debt (including but not limited to convertible notes) investments, co-investments, joint ventures and other investments in portfolio companies that are made directly (including through an investment vehicle), generally alongside an investment sponsor, joint venture partner, operating partner, or other investor, and commonly involving a new acquisition or development of an asset, company or platform); (ii) strategic investments in underlying private funds, holding vehicles or other vehicles which are fundraising at the time of such investment; (iii) investments in portfolio funds managed by third party managers or other single-asset investments focused on Venture and Growth Investments, generally on a secondary basis from existing investors or involving a recapitalization of an equity interest in an existing portfolio fund and other investments that HLA determines to have a similar risk/return profile; (iv) investments in listed private equity companies, funds or other vehicles; or (v) programmatic investment relationships with asset managers outside of their commingled private funds.

HLVCGF has a five-member board, of which three members are not "interested" persons of HLVCGF within the meaning of Section 2(a)(19) of the 1940 Act (the "*HLVCGF Board*").

F.        HLCIF

HLCIF is organized as a Delaware statutory trust. HLCIF has not commenced operations.

~~The Existing Regulated Fund's~~HLCIF's investment objective~~s and strategies are to generate~~is to seek to obtain returns from current income and~~,~~ to a lesser extent, capital appreciation ~~primarily by investing in U.S. middle-market companies through the direct origination or acquisition of first lien~~. HLCIF seeks to achieve its investment objective through a tactically constructed portfolio to provide exposure to debt investments by investing in the debt of companies in either the primary or secondary market and will focus on senior secured loans ~~(including "unitranche" loans, which are loans that combine both senior and subordinated debt, generally in a first lien position)~~structured as revolving, first lien, unitranche, or second lien term loans and, to a lesser extent, ~~second lien~~ unsecured debt (senior un~~secured loans. The Existing Regulated Fund's investments may be accompanied by junior debt and/or equity or equity-related investments, including common stock, preferred stock, securities convertible into common stock and/or warrants. Other first-lien debt may include standalone first-lien loans; "last-out" first-lien loans, which are loans that have a secondary priority behind super-senior "first out" first-lien loans, and secured corporate bonds with similar features to these categories of first-lien loans. The Existing Regulated Fund's business and affairs are managed under the direction of a Board which consists of seven (7) members, four (4) of whom are Independent Directors. 9 The Existing Regulated Fund's Board has delegated daily management and investment authority to BDC Adviser pursuant to an investment advisory and management agreement.~~and subordinated debt), mezzanine debt or preferred stock (typically with a stated dividend rate). In connection with a direct loan, HLCIF may invest in warrants or other equity securities of borrowers and may receive non-cash income features including purchase in-kind interest and original issue discount.

~~B.      FPLF Management LLC~~
~~BDC Adviser, a limited liability company organized under the laws of the state of Delaware, is registered as an investment adviser with the Commission pursuant to Section 203 of the Advisers Act on behalf of itself and its successors.~~
~~C.      FIG LLC~~
~~Fortress, a limited liability company organized under the laws of the state of Delaware, is registered as an investment adviser with the Commission pursuant to Section 203 of the Advisers Act on behalf of itself and its successors.~~

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~~9~~ The ~~Board of each Future Regulated Fund will consist of a majority of members who are not "interested persons" of such Future Regulated Fund~~ business and affairs of HLCIF will be managed under the direction of a board of trustees, a majority of which will not be "interested" persons of the Existing Regulated Fund within the meaning of Section 2(a)(19) of the 1940 Act (the "*HLCIF Board*" and together with the HLPAF Board, the HLPIF Board, the SCOPE Board, the HLPSF Board, the HLVCGF Board and the board of directors or trustees of any Future Regulated Fund, each a "*Board*").

~~7~~

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~~D.      Other Existing Advisers~~
~~The investment advisers to the Existing Affiliated Funds that are identified in Schedule A are each a "relying adviser" under the Advisers Act through a single registration with Fortress on behalf of itself and its successors. The Existing Advisers and Fortress operate under a single set of policies and procedures that are reasonably designed to comply with the requirements of the Advisers Act.~~
~~E~~G.      The Existing Affiliated Funds

The Existing Affiliated Funds are investment funds, each of whose investment adviser is ~~an Adviser~~HLA, and each of which would be an "investment company" but for Section 3(c)(1) or Section 3(c)(7) of the 1940 Act ~~or relies on Rule 3a-7 under the 1940 Act.~~ ~~10~~ [10] A list of the Existing Affiliated Funds is included on Schedule A hereto.

H.      HLA

Hamilton Lane serves as the investment adviser to the Existing Regulated Funds and the investment adviser to the Existing Affiliated Funds, respectively. HLA is a Pennsylvania limited liability company and is a registered investment adviser with the SEC under the Advisers Act.

Under the terms of an investment advisory agreement with each Existing Regulated Fund and each Existing Affiliated Fund, respectively, the Existing Adviser, among other things, manages the investment portfolio, directs purchases and sales of portfolio securities and reports thereon to each Existing Regulated Fund's and the Existing Affiliated Fund's officers and directors/manager regularly.

**III.    ORDER REQUESTED**

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[10] In the future, the Affiliated Fund may register as a closed-end management investment company under the 1940 Act and, if so registered, will be considered a Regulated Fund for purposes of this application.

The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the "***Conditions***"), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

A.     Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is "a joint or a joint and several participant with such person" in contravention of such rules as the SEC may prescribe "for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant."

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any "joint enterprise or other joint arrangement or profit-sharing plan"~~[11]~~[11] in which the fund is a participant without first obtaining an order from the SEC.

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC's rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

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~~[10] In the future, the Affiliated Fund may register as a closed-end management investment company under the Act and, if so registered, will be considered a Regulated Fund for purposes of this application.~~

~~[11] Rule 17d-1(c) defines a "[j]oint enterprise or other joint arrangement or profit-sharing plan" to include, in relevant part, "any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking …."~~

~~8~~

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Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

B.     Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to a closed-end fund or a business development company, respectively, including a ~~sub-~~ sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). ~~The Existing Advisers are each majority-owned by Fortress, are under common control, and are thus affiliated persons of each other. Accordingly, with respect to Fortress, the Existing Advisers~~ With respect to HLA and any other Advisers that are deemed to be affiliated persons of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with ~~Fortress, the Existing Advisers~~ HLA, and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream

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[11] Rule 17d-1(c) defines a "[j]oint enterprise or other joint arrangement or profit-sharing plan" to include, in relevant part, "any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking …."

Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act.

C. Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1. Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company's board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.~~[12]~~[12]

~~[12] Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.~~

~~9~~

2. Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the "required majority," as defined in Section 57(o) of the 1940 Act,~~[13]~~[13] of the Regulated Fund ("***Required Majority***") will take the steps set forth in Section 57(f) of the 1940 Act,~~[14]~~[14] unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

3. Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.~~[15]~~[15]

4. No Remuneration. Any transaction ~~fee~~[16] fee[16] (including break-up, structuring, monitoring or commitment fees but excluding broker's fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a ~~Co-~~ Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund's participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either

[12] Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.

[13] Section 57(o) defines the term "required majority," in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC's directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.

[14] Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC's shareholders and the BDC's policy as recited in filings made by the BDC with the Commission and the BDC's reports to shareholders; and (iii) the BDC's directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

[15] Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.

[16] Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

5. Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the "*Co-Investment Policies*"). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.[17] [17]

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[13] Section 57(o) defines the term "required majority," in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC's directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.

[14] Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC's shareholders and the BDC's policy as recited in filings made by the BDC with the Commission and the BDC's reports to shareholders; and (iii) the BDC's directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

[15] Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.

[16] Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

[17] The Affiliated Entities may adopt shared Co-Investment Policies.

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6. Dispositions.

(a) Prior to any ~~Disposition[18]~~ Disposition[18] by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

(b) Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.[19] [19]

7. Board Oversight.

(a) Each Regulated Fund's directors will oversee the Regulated Fund's participation in the co-investment program in the exercise of their reasonable business judgment.

(b) Prior to a Regulated Fund's participation in Co-Investment Transactions, the Regulated Fund's Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

(c) At least quarterly, each Regulated Fund's Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund's participation in Co-Investment Transactions and a

---

[17] The Affiliated Entities may adopt shared Co-Investment Policies.

[18] "*Disposition*" means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.

[19] "*Tradable Security*" means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund's policies and procedures approved pursuant to (b) above.

---

[18] "*Disposition*" means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.

[19] "*Tradable Security*" means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

11

(d)      Every year, each Regulated Fund's Adviser and chief compliance officer will provide the Regulated Fund's Board with reports or other information requested by the Board related to the Regulated Fund's participation in the co-investment program and any material changes in the Affiliated Entities' participation in the co-investment program, including changes to the Affiliated Entities' Co-Investment Policies.

(e)      The Adviser and the chief compliance officer will also notify the Regulated Fund's Board of a compliance matter related to the Regulated Fund's participation in the co-investment program and related Co-Investment Policies or the Regulated Fund's policies and procedures approved pursuant to (b) above that a Regulated Fund's chief compliance officer considers to be material.

8.      <u>Recordkeeping</u>. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).[20] [20]

9.      In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

## IV.     STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A.     <u>Potential Benefits to the Regulated Funds and their Shareholders</u>

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund's size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

B.     <u>Shareholder Protections</u>

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co- Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The

---

[20] If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a ~~Co-~~ Co-Investment Transaction and the proposed allocation size based on each Participant's specific investment profile and other relevant characteristics.

~~20 If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.~~



## V. PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the "***Existing Orders***").~~[21]~~[21] Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to

[21] *See, e.g.*, Fortress Private Lending Fund, *et al.* (File No. 812-15551), Release No. IC-35703 (August 1, 2025) (notice), Release No. IC-35727 (August 27, 2025) (order); Invesco Dynamic Credit Opportunity Fund, *et al.* (File No. 812-15781), Release No. IC-35695 (July 29, 2025) (notice), Release No. IC-35726 (August 26, 2025) (order); Audax Credit BDC Inc., *et al.* (File No. 812-15605), Release No. IC-35686 (July 22, 2025) (notice), Release No. IC-35714 (August 19, 2025) (order); Ellington Credit Company, *et al.* (File No. 812-15784), Release No. IC-35680 (July 16, 2025) (notice), Release No. IC-35712 (August 12, 2025) (order); First Trust Real Assets Fund, *et al.* (File No. 812-15776), Release No. IC-35675 (July 11, 2025) (notice), Release No. IC-35710 (August 11, 2025) (order); Ardian Access LLC, *et al.* (File No. 812-15728), Release No. IC-35674 (July 11, 2025) (notice), Release No. IC-35707 (August 6, 2025) (order); Nuveen Churchill Direct Lending Corp., *et al* (File No. 812-15783), Release No. IC-35672 (July 9, 2025) (notice), Release No. IC-35705 (August 5, 2025) (order); BIP Ventures Evergreen BDC, *et al.* (File No. 812-15782), Release No. IC-35660 (June 25, 2025) (notice), Release No. IC-35685 (July 22, 2025) (order); Principal Private Credit Fund I, *et al.* (File No. 812-15780), Release No. IC-35650 (June 24, 2025) (notice), Release No. IC-35684 (July 22, 2025) (order); Lago Evergreen Credit, *et al.* (File No. 812-15791), Release No. IC-35648 (June 23,2025) (notice), Release No. IC-35683 (July 21, 2025) (order); Sound Point Meridian Capital, Inc., *et al.* (File No. 812-15593), Release No. IC-35641 (June 17, 2025) (notice), Release No. IC-35677 (July 15, 2025) (order); Trinity Capital Inc., *et al.* (File No. 812-15594), Release No. IC-35634 (June 11, 2025) (notice), Release No. IC-35671 (July 8, 2025) (order); TriplePoint Venture Growth BDC Corp., *et al.* (File No. 812-15768), Release No. IC-35626 (June 9, 2025) (notice), Release No. IC-35669 (July 8, 2025) (order); Vista Credit Strategic Lending Corp., *et al.* (File No. 812-15773), Release No. IC-35632 (June 11, 2025) (notice), Release No. IC-35667 (July 8, 2025) (order); Coller Secondaries Private Equity Opportunities Fund, *et al.* (File No. 812-15767), Release No. IC-35615 (May 28, 2025) (notice), Release No. IC-35651 (June 24, 2025) (order); Coatue Innovation Fund, *et al.* (File No. 812-15774), Release No. IC-35610 (May 28, 2025) (notice), Release No. IC-35649 (June 24, 2025) (order); Great Elm Capital Corp., *et al.* (File No. 812-15765), Release No. IC-35608 (May 23, 2025) (notice), Release No. IC-35645 (June 18, 2025) (order); Blackstone Private Credit Fund, *et al.* (File No. 812-15726), Release No. IC-35567 (May 5, 2025) (notice), Release No. IC-35567A (May 27, 2025) (notice), Release No. IC-35644 (June 18, 2025) (order); Variant Alternative Income Fund, *et al.* (File No. 812-15771), Release No. IC-35607 (May 22, 2025) (notice), Release No. IC-35640 (June 17, 2025) (order); Eagle Point Credit Company Inc., *et al.* (File No. 812-15512), Release No. IC-35605 (May 22, 2025) (notice), Release No. IC-35639 (June 17, 2025) (order); Golub Capital BDC Inc., *et al.* (File No. 812-15770), Release No. IC-35606 (May 22, 2025) (notice), Release No. IC-35638 (June 17, 2025) (order); Global X Venture Fund, *et al.* (File No. 812-15704), Release No. IC-35593 (May 19, 2025) (notice), Release No. IC-35637 (June 17, 2025) (order); 5C Lending Partners Corp., *et al.* (File No. 812-15769), Release No. IC-35590 (May 16, 2025) (notice), Release No. IC-35631 (June 11, 2025) (order); T. Rowe Price OHA Select Private Credit Fund, *et al.* (File No. 812-15735), Release No. IC-35583 (May 13, 2025) (notice), Release No. IC-35628 (June 10, 2025) (order); MSD Investment Corp., *et al.* (File No. 812-15562), Release No. IC-35582 (May 12, 2025) (notice), Release No. IC-35624 (June 9, 2025) (order); First Eagle Private Credit Fund, *et al.* (File No. 812-15754), Release No. IC-35569 (May 5, 2025) (notice), Release No. IC-35623 (June 3, 2025) (order); Nomura Alternative Income Fund, *et al.* (File No. 812-15759), Release No. IC-35575 (May 7, 2025) (notice), Release No. IC-35621 (June 3, 2025) (order); Varagon Capital Corporation, *et al.* (File No. 812-15757), Release No. IC-35578 (May 7, 2025), Release No. IC-35620 (June 3, 2025) (order); Morgan Stanley Direct Lending Fund, *et al.* (File No. 812-15738), Release No. IC-35574 (May 7, 2025) (notice), Release No. IC-35619 (June 3, 2025) (order); AGTB Fund Manager, LLC, *et al.* (File No. 812-15758), Release No. IC-35568 (May 5, 2025) (notice), Release No. IC-35616 (May 30, 2025) (order); Franklin Lexington Private Markets Fund, *et al.* (File No. 812-15752), Release No. IC-35563 (April 30, 2025) (notice), Release No. IC-35614 (May 28, 2025) (order); Ares Capital Corporation, *et al.* (File No. 812-15483), Release No. IC-35564 (May 1, 2025) (notice), Release No. IC-35611 (May 28, 2025) (order); Adams Street Private Equity Navigator Fund LLC, *et al.* (File No. 812-15634), Release No. IC-35560 (April 28, 2025) (notice), Release No. IC-35609 (May 27, 2025) (order); Goldman Sachs BDC, Inc., *et al.* (File No. 812-15711), Release No. IC-35559 (April 25, 2025) (notice), Release No. IC-35597 (May 21, 2025) (order); Jefferies Finance LLC, *et al.* (File No. 812-15748), Release No. IC-35545 (April 22, 2025) (notice), Release No. IC-35596 (May 20, 2025) (order); PGIM, Inc., *et al.* (File No. 812-15737), Release No. IC-35546 (April 22, 2025) (notice), Release No. IC-35594 (May 20, 2025) (order); MidCap Financial Investment Corporation, *et al.* (File No. 812-15725), Release No. IC-35540 (April 16, 2025) (notice), Release No. IC-35588 (May 14, 2025) (order); Aether Infrastructure & Natural Resources Fund, *et al.* (File No. 812-15749), Release No. IC-35541 (April 17, 2025) (notice), Release No. IC-35585 (May 13, 2025) (order); New Mountain Capital, L.L.C. *et al.*, (File No. 812-15739), Release No. IC-35539 (April 16, 2025) (notice), Release No. IC-35584 (May 13, 2025) (order); Blue Owl Capital Corporation, *et al.* (File No. 812-15715), Release No. IC-35530 (April 9, 2025) (notice), Release No. IC-35573 (May 6, 2025) (order); BlackRock Growth Equity Fund LP, *et al.* (File No. 812-15712), Release No. IC-35525 (April 8, 2025) (notice), Release No. IC-35572 (May 6, 2025) (order); Sixth Street Specialty Lending, Inc., *et al.* (File No. 812-15729), Release No. IC-35531 (April 10, 2025) (notice), Release No. IC-35570 (May 6, 2025) (order); FS Credit Opportunities Corp., *et al.* (File No. 812-15706), Release No. IC-35520 (April 3, 2025) (notice), Release No. IC-35561 (April 29, 2025) (order).

promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

## VI.    PROCEDURAL MATTERS

### A.    Communications

Please address all communications concerning this Application, the Notice and the Order to:

**Keith Kleinman, Esq.**
**Hamilton Lane Advisors, L.L.C.**
**110 Washington Street, Suite 1300**
**Conshohocken, Pennsylvania 1428**
**kkleinman@hamiltonlane.com**

David Brooks
Fortress Investment Group LLC
1345 Avenue of the Americas
New York, New York 10105
Tel: (212) 798-6100
DBrooks@Fortress.com

Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:

**Ryan P. Brizek, Esq.**
**Simpson Thacher & Bartlett LLP**
**900 G Street, NW**
**Washington, D.C. 20001**
**(202) 636-5500**

Nicole M. Runyan, P.C.
Kim E. Kaufman
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
Telephone: (212) 446-4800
nicole.runyan@kirkland.com
kim.kaufman@kirkland.com

---

[21]   *See, e.g.*, FS Credit Opportunities Corp., *et al.* (File No. 812-15706), Release No. IC-35520 (April 3, 2025) (notice), Release No. IC-35561 (April 29, 2025) (order); Sixth Street Specialty Lending, Inc. *et al.* (File No. 812-15729), Release No. IC-35531 (April 10, 2025) (notice), Release No. IC-35570 (May 6, 2025) (order); Blue Owl Capital Corporation, *et al.* (File No. 812-15715), Release No. IC-35530 (April 9, 2025) (notice), Release No. IC- 35573 (May 6, 2025) (order); BlackRock Growth Equity Fund LP, *et al.* (File No. 812-15712), Release No. IC-35525 (April 8, 2025) (notice), Release No. IC-35572 (May 6, 2025) (order).

13

### B.    Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of each Existing Regulated Fund pursuant to resolutions duly adopted by the Board. Copies of the resolutions are provided below.

Pursuant to Rule 0-2(c), Applicants hereby state that each Existing Regulated Fund and Existing Affiliated Fund have authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Section 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

In accordance with the requirements for a request for expedited review of this Application, marked copies of two recent applications seeking the same relief as Applicants that are substantially identical as required by Rule 0-5(e) of the 1940 Act are attached as Exhibit B.

The Applicants have caused this Application to be duly signed on their behalf on the ~~1st~~2nd day of ~~August~~September, 2025.

**~~FORTRESS~~HAMILTON LANE PRIVATE ~~LENDING~~ASSETS FUND**

By:     /s/ ~~David Brooks~~ Keith Kleinman
        Name: ~~David Brooks~~ Keith Kleinman
        Title: ~~Chief Legal Officer~~ Secretary

~~FPLF MANAGEMENT LLC~~

**HAMILTON LANE PRIVATE INFRASTRUCTURE FUND**

By:     /s/ ~~David Brooks~~ Keith Kleinman
        Name: ~~David Brooks~~ Keith Kleinman
        Title:  Secretary

**HL SCOPE ~~FRI~~GC LLC**

By:     /s/ ~~David Brooks  Name: David Brooks~~Keith Kleinman
        Name:  Keith Kleinman
        Title:  Secretary

~~Title: General Counsel & Secretary~~

~~FORTRESS CREDIT CORP.~~

**HAMILTON LANE PRIVATE SECONDARY FUND**

By:     /s/ ~~David Brooks~~ Keith Kleinman
        Name: ~~David Brooks~~ Keith Kleinman
        Title:  Secretary

~~14~~

~~FORTRESS CREDIT CO LLC~~

**HAMILTON LANE VENTURE CAPITAL AND GROWTH FUND**

By:     /s/ ~~David Brooks~~ Keith Kleinman
        Name: ~~David Brooks~~ Keith Kleinman
        Title:  Secretary

**~~DBD~~HAMILTON LANE CREDIT ~~FUNDING LLC~~INCOME FUND**

By:     /s/ Keith Kleinman
        Name:  Keith Kleinman
        Title:  Sole Trustee

**HAMILTON LANE ADVISORS, L.L.C.**

By:     /s/ ~~David Brooks~~Lydia A. Gavalis
        Name: ~~David Brooks~~ Lydia A. Gavalis
        Title:  Secretary

~~15~~

**~~FORTRESS CREDIT OPPORTUNITIES~~2020 TACTICAL MARKET FUND ~~VI(A)~~LP**

**BY: 2020 TACTICAL MARKET GP LLC, ITS GENERAL PARTNER**

By: ~~FCO Fund VI GP LLC, its general partner  By:~~          /s/ ~~David Brooks~~Kristin Jumper

Name: ~~David Brooks~~ Kristin Jumper
Title: Assistant Secretary

~~FORTRESS CREDIT OPPORTUNITIES FUND VI (B) LP~~
**FIFTH STOCKHOLM CI SPV L.P.**

**BY: HL SECOND STOCKHOLM GP LLC, ITS GENERAL PARTNER**

By: ~~FCO Fund VI GP LLC, its general partner  By:~~      /s/ ~~David Brooks~~ Kristin Jumper
Name: ~~David Brooks~~ Kristin Jumper
Title: Assistant Secretary

_____

~~FORTRESS CREDIT OPPORTUNITIES FUND~~ **FINANCE STREET** AI ~~VI (C)~~ **SPLITTER** **L.P.**
~~By: FCO Fund VI GP LLC, its general partner  By:  /s/ David Brooks~~
**BY: FINANCE STREET GP LLC, ITS GENERAL PARTNER**

By:    /s/ Kristin Jumper_____
Name:  Kristin Jumper
Title:  Assistant Secretary

**FLORIDA GROWTH FUND II LLC**

**BY: HL FLORIDA GROWTH LLC, ITS MANAGER**

By:    /s/ Kristin Jumper_____
Name: ~~David Brooks~~ Kristin Jumper
Title: Assistant Secretary

~~FORTRESS CREDIT OPPORTUNITIES~~ **GREEN CORE** FUND ~~VI (D)~~, **L.P.**

**BY: GREEN CORE GP LLC, ITS GENERAL PARTNER**

By: ~~FCO Fund VI GP LLC, its general partner  By:~~     /s/ ~~David Brooks~~ Kristin Jumper
Name: ~~David Brooks~~ Kristin Jumper
Title: Assistant Secretary

_____

~~FORTRESS CREDIT OPPORTUNITIES~~ **HAMILTON LANE CO-INVESTMENT** FUND ~~VI (E)~~ **IV** **HOLDINGS** LP

**BY: HAMILTON LANE CO-INVESTMENT GP IV LLC, ITS GENERAL PARTNER**

By: ~~FCO Fund VI GP LLC, its general partner  By:~~     /s/ ~~David Brooks~~ Kristin Jumper
Name: ~~David Brooks~~ Kristin Jumper
Title: Assistant Secretary

_____

~~16~~

**HAMILTON LANE CO-INVESTMENT FUND IV HOLDINGS-2 LP**
~~FORTRESS CREDIT OPPORTUNITIES FUND VI (G) L.P.~~
**BY: HAMILTON LANE CO-INVESTMENT GP IV LLC, ITS GENERAL PARTNER**

By: ~~FCO Fund VI GP LLC, its general partner  By:~~     /s/ ~~David Brooks~~ Kristin Jumper
Name: ~~David Brooks~~ Kristin Jumper
Title: Assistant Secretary

_____

~~FORTRESS CREDIT OPPORTUNITIES~~ **HAMILTON LANE NM** FUND ~~V EXPANSION (A)~~ **I** LP
~~By: FCO Fund V GP LLC, its general partner  By:  /s/ David Brooks~~

_____

**BY: HL NM FUND I GP LLC, ITS GENERAL PARTNER**

By:    /s/ Kristin Jumper
       Name: ~~David Brooks~~ Kristin Jumper
       Title: Assistant Secretary


**HAMILTON LANE PRIVATE EQUITY FUND X HOLDINGS LP**

**BY: HAMILTON LANE GP X LLC, ITS GENERAL PARTNER**

By:    /s/ Kristin Jumper
       Name:  Kristin Jumper
       Title:  Assistant Secretary


**~~FORTRESS CREDIT~~HAMILTON LANE PRIVATE MARKETS OPPORTUNIT~~IES~~Y FUND ~~V EXPANSION (B)~~LP, CREDIT SERIES**

**BY: HL PMOF GP LLC, ITS GENERAL PARTNER**

By:    /s/ Kristin Jumper
       Name:  Kristin Jumper
       Title:  Assistant Secretary


**HAMILTON LANE PRIVATE MARKETS OPPORTUNITY FUND LP, FUND-OF-FUNDS SERIES**

**BY: HL PMOF GP LLC, ITS GENERAL PARTNER**

By: ~~FCO Fund V GP LLC, its general partner  By:~~          /s/ ~~David Brooks~~Kristin Jumper
       Name: ~~David Brooks~~ Kristin Jumper
       Title: Assistant Secretary


**~~FORTRESS CREDIT OPPORTUNITIES FUND V EXPANSION (C) L.P.~~**
**HAMILTON LANE PRIVATE MARKETS OPPORTUNITY FUND LP, FUND-OF-FUNDS SERIES II**

**BY: HL PMOF GP LLC, ITS GENERAL PARTNER**

By: ~~FCO Fund V GP LLC, its general partner  By:~~          /s/ ~~David Brooks~~Kristin Jumper
       Name: ~~David Brooks~~ Kristin Jumper
       Title: Assistant Secretary


**~~FORTRESS CREDIT OPPORTUNITIES FUND V~~HAMILTON LANE - RAYTHEON TECHNOLOGIES P~~EXPA~~NSION ~~(D)~~EMERGING MANAGERS, L.P.**
~~By: FCO Fund V GP LLC, its general partner  By:  /s/ David Brooks~~
**BY: HAMILTON LANE - RAYTHEON TECHNOLOGIES PENSION EMERGING MANAGERS GP LLC, ITS GENERAL PARTNER**

By:    /s/ Kristin Jumper
       Name:  Kristin Jumper
       Title:  Assistant Secretary


**HAMILTON LANE SMID II HOLDINGS LP**

**BY: HAMILTON LANE GLOBAL SMID II GP, ITS GENERAL PARTNER**

By:    /s/ Kristin Jumper
       Name: ~~David Brooks~~ Kristin Jumper
       Title: Assistant Secretary

~~FORTRESS CREDIT~~**HAMILTON LANE STRATEGIC** OPPORTUNITIES FUND V ~~EXPANSION (E)~~**(SERIES 2019) HOLDINGS** LP

**BY: HAMILTON LANE STRATEGIC OPPORTUNITIES FUND V (SERIES 2019) GP LLC, ITS GENERAL PARTNER**

By: ~~FCO Fund V GP LLC, its general partner  By:~~          /s/ ~~David Brooks~~Kristin Jumper_____
    Name: ~~David Brooks~~ Kristin Jumper
    Title: Assistant Secretary

~~FORTRESS CREDIT~~**HAMILTON LANE STRATEGIC** OPPORTUNITIES FUND VI ~~EXPANSION (F)~~**(SERIES 2020) HOLDINGS** LP

**BY: HAMILTON LANE STRATEGIC OPPORTUNITIES FUND VI (SERIES 2020) GP LLC, ITS GENERAL PARTNER**

By: ~~FCO Fund V GP LLC, its general partner  By:~~          /s/ ~~David Brooks~~Kristin Jumper_____
    Name: ~~David Brooks~~ Kristin Jumper
    Title: Assistant Secretary

~~FORTRESS CREDIT~~**HAMILTON LANE STRATEGIC** OPPORTUNITIES FUND VII ~~EXPANSION (G)~~**HOLDINGS** LP~~.P.~~

**BY: HAMILTON LANE STRATEGIC OPPORTUNITIES FUND VII GP LLC, ITS GENERAL PARTNER**

By: ~~FCO Fund V GP LLC, its general partner  By:~~          /s/ ~~David Brooks~~Kristin Jumper_____
    Name: ~~David Brooks~~ Kristin Jumper
    Title: Assistant Secretary

~~FORTRESS CREDIT OPPORTUNITIES FUND V EXPANSION (H) L.P.~~
**HAMILTON LANE VENTURE CAPITAL FUND LP, SERIES 2020**

**BY: HAMILTON LANE VENTURE CAPITAL FUND GP, LLC, ITS GENERAL PARTNER**

By: ~~FCO Fund V GP LLC, its general partner  By:~~          /s/ ~~David Brooks~~Kristin Jumper_____
    Name: ~~David Brooks~~ Kristin Jumper
    Title: Assistant Secretary

~~SUPER FCO MA III L.P.~~
**HAMILTON LANE VENTURE CAPITAL FUND LP, SERIES 2021**
~~By: FCO MA Sup GP III LLC, its general partner  By:  /s/ David Brooks~~
**BY: HAMILTON LANE VENTURE CAPITAL FUND GP, LLC, ITS GENERAL PARTNER**

By:          /s/ Kristin Jumper_____
    Name: ~~David Brooks~~ Kristin Jumper
    Title: Assistant Secretary

**HAMILTON LANE VENTURE CAPITAL FUND LP, SERIES 2022**

**BY: HAMILTON LANE VENTURE CAPITAL FUND GP, LLC, ITS GENERAL PARTNER**

By:          /s/ Kristin Jumper_____
    Name:  Kristin Jumper
    Title:  Assistant Secretary

**~~FCO MA~~HAMILTON LANE-CARPENTERS PARTNERSHIP FUND V L.P.**

**BY: HLA CARPENTERS V LLC, ITS GENERAL PARTNER**

By: ~~FCO MA V GP LLC, its general partner  By:~~               /s/ ~~David Brooks~~Kristin Jumper_____
    Name: ~~David Brooks~~ Kristin Jumper
    Title: Assistant Secretary

**HL INTERNATIONAL INVESTORS LP, SERIES H2**

~~18~~

~~FORTRESS CREDIT OPPORTUNITIES FUND V EXPANSION MA-CRPTF LP~~

~~By: FCO Fund V MA-CRPTF GP LLC, its general partner~~

~~By:  /s/ David Brooks~~
~~Name: David Brooks~~
~~Title: Secretary~~

**BY: HL INTERNATIONAL INVESTORS GP LLC, ITS GENERAL PARTNER**
~~FCO MA CENTRE STREET II EXP (P) LP~~
By:    /s/ Kristin Jumper_____
    Name:  Kristin Jumper
    Title:  Assistant Secretary

**HL-HP GLOBAL INVESTMENTS LP**

**BY: HL-HP GLOBAL INVESTMENTS GP, LLC, ITS GENERAL PARTNER**

By: ~~FCO MA Centre II GP LLC, its general partner  By:  /s/ David Brooks~~   /s/ Kristin Jumper
    Name: ~~David Brooks~~ Kristin Jumper
    Title: Assistant Secretary

~~FCO MA CENTRE STREET II EXP (ER) LP~~
**HLSF V HOLDINGS LP**

**BY: HAMILTON LANE SECONDARY FUND V GP LLC, ITS GENERAL PARTNER**

By: ~~FCO MA Centre II GP LLC, its general partner  By:  /s/ David Brooks~~   /s/ Kristin Jumper
    Name: ~~David Brooks~~ Kristin Jumper
    Title: Assistant Secretary

~~FCO MA CENTRE STREET II EXP (TR) LP~~
**HLSF V HOLDINGS LP 2**

**BY: HAMILTON LANE SECONDARY FUND V GP LLC, ITS GENERAL PARTNER**

By: ~~FCO MA Centre II GP LLC, its general partner  By:  /s/ David Brooks~~   /s/ Kristin Jumper
    Name: ~~David Brooks~~ Kristin Jumper
    Title: Assistant Secretary

**~~FORTRESS CREDIT OPPORTUNITIES~~NAKHODA LANE FUND ~~V EXPANSION MA-C~~ L.P.**

~~By: FCO Fund V MA-CRPTF GP LLC, its general partner~~

~~By:  /s/ David Brooks~~
~~Name: David Brooks~~
~~Title: Secretary~~

**BY: NAKHODA LANE FUND GP LLC, ITS GENERAL PARTNER**

By:      /s/ Kristin Jumper  
           Name:  Kristin Jumper  
           Title:  Assistant Secretary  

~~19~~

---

**~~FORTRESS LENDING~~NAKHODA LANE FUND ~~III (A)~~DE SPV LP**

**BY: NAKHODA LANE FUND GP LLC, ITS GENERAL PARTNER**

By: ~~Fortress Lending Advisors III LLC, its investment manager  By:  /s/ David Brooks~~ /s/ Kristin Jumper  
           Name: ~~David Brooks~~ Kristin Jumper  
           Title: Assistant Secretary  

---

**~~FORTRESS LENDING FUND III (B) L.P.~~**
**SRCS HL PE 1 (MASTER) LP**

**BY: SR HL PE 1 GP LLC, ITS GENERAL PARTNER**

By: ~~Fortress Lending Advisors III LLC, its investment manager  By:  /s/ David Brooks~~ /s/ Kristin Jumper  
           Name: ~~David Brooks~~ Kristin Jumper  
           Title: Assistant Secretary  

---

**~~FORTRESS LENDING~~HAMILTON LANE/NYSCRF ISRAEL INVESTMENT FUND ~~III (C)~~L.P.**

**BY: HL/NY ISRAEL INVESTMENT FUND GP LLC, ITS GENERAL PARTNER**

By: ~~Fortress Lending Advisors III LLC, its investment manager  By:  /s/ David Brooks~~ /s/ Kristin Jumper  
           Name: ~~David Brooks~~ Kristin Jumper  
           Title: Assistant Secretary  

---

**~~FORTRESS LENDING~~HL ENPAM FUND ~~III (D)~~SPLITTER LP**

**BY: HL ENPAM SPLITTER GP LLC, ITS GENERAL PARTNER**

By: ~~Fortress Lending Advisors III LLC, its investment manager  By:  /s/ David Brooks~~ /s/ Kristin Jumper  
           Name: ~~David Brooks~~ Kristin Jumper  
           Title: Assistant Secretary  

---

**~~FORTRESS LENDING III~~HL IMPACT HOLDINGS L~~P~~P.~~.~~**

**BY: HL IMPACT FUND GP LLC, ITS GENERAL PARTNER**

By: ~~Fortress Lending Advisors III LLC, its investment manager  By:  /s/ David Brooks~~ /s/ Kristin Jumper  
           Name: ~~David Brooks~~ Kristin Jumper  
           Title: Assistant Secretary  

---

~~20~~

**~~FORTRESS~~HL IMPACT II HO~~L~~L~~EN~~DINGS ~~FUND III-IV MA-CRPTF~~LP**

**BY: HL IMPACT FUND GP LLC, ITS GENERAL PARTNER**

By: ~~FLF III-IV MA-CRPTF Advisors LLC, its investment manager  By:  /s/ David Brooks~~       /s/ Kristin Jumper

Name: ~~David Brooks~~ Kristin Jumper
Title: Assistant Secretary

~~FORTRESS LENDING FUND IV (A) LP~~
**HL INTERNATIONAL INVESTORS L.P. SERIES M**

**BY: HL INTERNATIONAL INVESTORS GP LLC, ITS GENERAL PARTNER**

By: ~~Fortress Lending Advisors IV LLC, its investment manager By: /s/ David Brooks~~ /s/ Kristin Jumper
Name: ~~David Brooks~~ Kristin Jumper
Title: Assistant Secretary

---

~~FORTRESS LENDING FUND IV (B)~~**HL INTERNATIONAL INVESTORS** L.P. **SERIES N**

**BY: HL INTERNATIONAL INVESTORS GP LLC, ITS GENERAL PARTNER**

By: ~~Fortress Lending Advisors IV LLC, its investment manager By: /s/ David Brooks~~ /s/ Kristin Jumper
Name: ~~David Brooks~~ Kristin Jumper
Title: Assistant Secretary

---

~~FORTRESS LENDING FUND IV (C)~~**HL INTERNATIONAL INVESTORS** L.P. **SERIES O**

**BY: HL INTERNATIONAL INVESTORS GP LLC, ITS GENERAL PARTNER**

By: ~~Fortress Lending Advisors IV LLC, its investment manager By: /s/ David Brooks~~ /s/ Kristin Jumper
Name: ~~David Brooks~~ Kristin Jumper
Title: Assistant Secretary

---

~~FORTRESS LENDING FUND IV (D) LP~~
**HL INTERNATIONAL INVESTORS L.P. SERIES Q**

**BY: HL INTERNATIONAL INVESTORS GP LLC, ITS GENERAL PARTNER**

By: ~~Fortress Lending Advisors IV LLC, its investment manager By: /s/ David Brooks~~ /s/ Kristin Jumper
Name: ~~David Brooks~~ Kristin Jumper
Title: Assistant Secretary

---

**HL INTERNATIONAL INVESTORS LP SERIES I**
~~21~~
**BY: HL INTERNATIONAL INVESTORS GP LLC, ITS GENERAL PARTNER**
~~FORTRESS LENDING IV HOLDINGS L.P.~~
By: ~~Fortress Lending Advisors IV LLC, its investment manager By: /s/ David Brooks~~ /s/ Kristin Jumper
Name: ~~David Brooks~~ Kristin Jumper
Title: Assistant Secretary

---

~~FORTRESS INTELLECTUAL PROPERTY OPPORTUNITIES FUND II~~
**HL INTERNATIONAL INVESTORS LP, HL SECONDARY OPPORTUNITIES 2018 SERIES**
~~(A)        LP~~
**BY: HL INTERNATIONAL INVESTORS GP LLC, ITS GENERAL PARTNER**

By: ~~FIP Fund II GP LLC, its general partner  By:~~                /s/ ~~David Brooks~~Kristin Jumper
Name: ~~David Brooks~~ Kristin Jumper
Title: Assistant Secretary

---

~~FORTRESS INTELLECTUAL PROPERTY OPPORTUNITIES FUND II~~
~~(B)~~     **HL INTERNATIONAL INVESTORS** LP**, SERIES H1**

**BY: HL INTERNATIONAL INVESTORS GP LLC, ITS GENERAL PARTNER**

By: ~~FIP Fund II GP LLC, its general partner  By:~~  /s/ ~~David Brooks~~ Kristin Jumper

Name: ~~David Brooks~~ Kristin Jumper

Title: Assistant Secretary

---

~~FORTRESS INTELLECTUAL PROPERTY OPPORTUNITIES FUND II~~ **HL INTERNATIONAL INVESTORS LP, SERIES P** ~~(C)~~ ~~L.P.~~

**BY: HL INTERNATIONAL INVESTORS GP LLC, ITS GENERAL PARTNER**

By: ~~FIP Fund II GP LLC, its general partner  By:~~  /s/ ~~David Brooks~~ Kristin Jumper

Name: ~~David Brooks~~ Kristin Jumper

Title: Assistant Secretary

---

**HL LARGE BUYOUT CLUB FUND V**

**BY: HL LARGE BUYOUT CLUB FUND V GP SARL**

By:     /s/ Lydia A. Gavalis

Name:  Lydia A. Gavalis

Title:  Manager

---

**HL LARGE BUYOUT CLUB FUND VI**

**BY: HL LARGE BUYOUT CLUB FUND VI GP SARL**

By:     /s/ Lydia A. Gavalis

Name:  Lydia A. Gavalis

Title:  Manager

---

~~FORTRESS INTELLECTUAL PROPERTY OPPORTUNITIES~~**HL MIRAS SECONDARY** FUND ~~II~~**LP** ~~(D)~~ ~~L.P.~~

**BY: HL EVERGREEN SECONDARY GP LLC, ITS GENERAL PARTNER**

~~By: FIP Fund II GP LLC, its general partner  By:  /s/ David Brooks~~

By:     /s/ Kristin Jumper

Name: ~~David Brooks~~ Kristin Jumper

Title: Assistant Secretary

~~FORTRESS LEGAL~~**HL PRIVATE** ASSETS ~~FUND I (A)~~**HOLDINGS** LP

**BY: HL GPA GP LLC, ITS GENERAL PARTNER**

By: ~~FLA Fund I GP LLC, its general partner  By:~~  /s/ ~~David Brooks~~ Kristin Jumper

Name: ~~David Brooks~~ Kristin Jumper

Title: Assistant Secretary

---

~~FORTRESS LEGAL ASSETS FUND I (B) LP~~ **HL/AS GLOBAL COINVEST LP**

**BY: HL/AS GLOBAL COINVEST GP, LLC, ITS GENERAL PARTNER**

By: ~~FLA Fund I GP LLC, its general partner  By:~~  /s/ ~~David Brooks~~ Kristin Jumper

Name: ~~David Brooks~~ Kristin Jumper

Title: Assistant Secretary

~~FORTRESS LEGAL ASSETS FUND I (C) LP~~
**HLSF IV HOLDINGS LP**

**BY: HAMILTON LANE SECONDARY FUND IV GP LLC, ITS GENERAL PARTNER**

By: ~~FLA Fund I GP LLC, its general partner  By:~~            /s/ ~~David Brooks~~Kristin Jumper
       Name: ~~David Brooks~~ Kristin Jumper
       Title: Assistant Secretary

---

~~FORTRESS LEGAL ASSETS FUND II (A) LP~~
**HL VENTURE CAPITAL CLUB FUND**

**BY: HL VENTURE CAPITAL CLUB FUND GP SARL**

By:      /s/ Lydia A. Gavalis
      Name:  Lydia A. Gavalis
      Title:  Manager

**HUDSON RIVER CO-INVESTMENT FUND III L.P.**

**BY: HAMILTON LANE NEW YORK CO-INVESTMENT III LLC, ITS GENERAL PARTNER**

By: ~~FLA Fund II GP LLC, its general partner  By:~~         /s/ ~~David Brooks~~Kristin Jumper
       Name: ~~David Brooks~~ Kristin Jumper
       Title: Assistant Secretary

---

~~FORTRESS LEGAL ASSETS FUND II (B) LP~~
**INNOVATION LANE LP**

**BY: INNOVATION LANE GP LLC, ITS GENERAL PARTNER**

By: ~~FLA Fund II GP LLC, its general partner  By:~~         /s/ ~~David Brooks~~Kristin Jumper
       Name: ~~David Brooks~~ Kristin Jumper
       Title: Assistant Secretary

---

**JATI PRIVATE EQUITY FUND III L.P.**
~~23~~

**BY: JATI GP LLC, ITS GENERAL PARTNER**
~~FORTRESS LEGAL ASSETS FUND II (C) LP~~
By: ~~FLA Fund II GP LLC, its general partner  By:~~         /s/ ~~David Brooks~~Kristin Jumper
       Name: ~~David Brooks~~ Kristin Jumper
       Title: Assistant Secretary

---

~~DRAWBRIDGE SPECIAL OPPORTUNITIES~~KPI-HAMILTON LANE MULTI-STRATEGY FUND I MASTER LP

**BY: KPI – HAMILTON LANE MULTI-STRATEGY FUND I GP LLC, ITS GENERAL PARTNER**

By: ~~Drawbridge Special Opportunities GP LLC, its general partner  By:  /s/ David Brooks~~     /s/ Kristin Jumper
       Name: ~~David Brooks~~ Kristin Jumper
       Title: Assistant Secretary

~~DRAWBRIDGE SPECIAL OPPORTUNITIES FUND LTD~~

~~By: Drawbridge Special Opportunities Advisors LLC, its investment advisor~~

**KPS-HAMILTON LANE MULTI-STRATEGY FUND I MASTER LP**

**BY: KPS – HAMILTON LANE MULTI-STRATEGY FUND I GP LLC, ITS GENERAL PARTNER**

By: /s/ ~~David Brooks~~ Kristin Jumper
     Name: ~~David Brooks~~ Kristin Jumper
     Title: Assistant Secretary

~~FORTRESS CREDIT BSL VII LIMITED~~

**KTCU HL INFRASTRUCTURE MASTER FUND LP**

**BY: KTCU INFRASTRUCTURE FUND GP LLC, ITS GENERAL PARTNER**

By: /s/ ~~Stacy Bodden~~ Kristin Jumper
     Name: ~~Stacy Bodden~~ Kristin Jumper
     Title: ~~Director~~ Assistant Secretary

~~FORTRESS CREDIT BSL VIII LIMITED~~

**LIBRA TAURUS PE FUND MASTER LP**

**BY: LIBRA TAURUS PE FUND GP LLC, ITS GENERAL PARTNER**

By: /s/ ~~Stacy Bodden~~ Kristin Jumper
     Name: ~~Stacy Bodden~~ Kristin Jumper
     Title: ~~Director~~ Assistant Secretary

~~FORTRESS CREDIT BSL IX LIMITED~~

**MORAN REAL ASSET FUND II, L.P.**

**BY: HL MORAN GP LLC, ITS GENERAL PARTNER**

By: /s/ ~~Stacy Bodden~~ Kristin Jumper
     Name: ~~Stacy Bodden~~ Kristin Jumper
     Title: ~~Director~~ Assistant Secretary

~~FORTRESS CREDIT BSL X LIMITED~~

**MORAN REAL ASSET FUND III, L.P.**

**BY: HL MORAN GP LLC, ITS GENERAL PARTNER**

By: /s/ ~~Stacy Bodden~~ Kristin Jumper
     Name: ~~Stacy Bodden~~ Kristin Jumper
     Title: ~~Director~~ Assistant Secretary

**NEW YORK CREDIT CO-INVESTMENT FUND II LP**

~~24~~

~~FORTRESS CREDIT BSL XI LIMITED~~

**BY: NEW YORK CREDIT CO-INVESTMENT FUND GP II L.L.C., ITS GENERAL PARTNER**

By: /s/ ~~Stacy Bodden~~ Kristin Jumper
     Name: ~~Stacy Bodden~~ Kristin Jumper
     Title: ~~Director~~ Assistant Secretary

~~FORTRESS CREDIT BSL XII LIMITED~~

**NEW YORK CREDIT SBIC FUND L.P.**

**BY: NEW YORK CREDIT SBIC FUND GP LLC, ITS GENERAL PARTNER**

By: /s/ ~~Stacy Bodden~~ Kristin Jumper

Name: ~~Stacy Bodden~~ Kristin Jumper
Title: ~~Director~~ Assistant Secretary

~~FORTRESS CREDIT BSL XIII LIMITED~~

**RAPM NM SECONDARY OPPORTUNITY FUND, L.P.**

**BY: HL NM SECONDARY OPPORTUNITY GP, LLC, ITS GENERAL PARTNER**

By: /s/ ~~Stacy Bodden~~ Kristin Jumper
Name: ~~Stacy Bodden~~ Kristin Jumper
Title: ~~Director~~ Assistant Secretary

~~FORTRESS CREDIT BSL XIV LIMITED~~

**RUSSELL INVESTMENTS HL PRIVATE MARKETS CO-INVESTMENT MASTER FUND LP**

**BY: RUSSELL INVESTMENTS HAMILTON LANE GP SARL**

By: /s/ ~~Stacy Bodden~~ Lydia A. Gavalis
Name: ~~Stacy Bodden~~ Lydia A. Gavalis
Title: ~~Director~~ Manager

~~FORTRESS CREDIT BSL XV LIMITED~~

**RUSSELL INVESTMENTS HL PRIVATE MARKETS SECONDARY MASTER FUND LP**

**BY: RUSSELL INVESTMENTS HAMILTON LANE GP SARL**

By: /s/ ~~Monette de Luna~~ Lydia A. Gavalis
Name: ~~Monette de Luna~~ Lydia A. Gavalis
Title: ~~Director~~ Manager

~~FORTRESS CREDIT BSL XVI LIMITED~~

**SIXTH STOCKHOLM CI-SPV LP**

**BY: HL SECOND STOCKHOLM GP LLC, ITS GENERAL PARTNER**

By: /s/ ~~Monette de Luna~~ Kristin Jumper
Name: ~~Monette de Luna~~ Kristin Jumper
Title: ~~Director~~ Assistant Secretary

~~FORTRESS CREDIT BSL XVII LIMITED~~

**SRE HL PE 1 (MASTER) LP**

**BY: SR HL PE 1 GP LLC, ITS GENERAL PARTNER**

By: /s/ ~~Stacy Bodden~~ Kristin Jumper
Name: ~~Stacy Bodden~~ Kristin Jumper
Title: ~~Director~~ Assistant Secretary

~~FORTRESS CREDIT BSL XVIII LIMITED~~

**SREH HL PE 1 (MASTER) LP**

**BY: SR HL PE 1 GP LLC, ITS GENERAL PARTNER**

By: /s/ ~~Monette de Luna~~ Kristin Jumper
Name: ~~Monette de Luna~~ Kristin Jumper
Title: ~~Director~~ Assistant Secretary

**SRZ HL PE 1 (MASTER) LP**

FORTRESS CREDIT BSL XIX LIMITED

**BY: SR HL PE 1 GP LLC, ITS GENERAL PARTNER**

By: /s/ ~~Monette de Luna~~ Kristin Jumper
      Name: ~~Monette de Luna~~ Kristin Jumper
      Title: ~~Director~~ Assistant Secretary

FORTRESS CREDIT BSL XX LIMITED

**TARRAGON MASTER FUND LP**

**BY: TARRAGON GP LLC, ITS GENERAL PARTNER**

By: /s/ ~~Monette de Luna~~ Kristin Jumper
      Name: ~~Monette de Luna~~ Kristin Jumper
      Title: ~~Director~~ Assistant Secretary

FORTRESS CREDIT BSL XXI LIMITED

**TOWER BRIDGE SELECT OPPORTUNITIES – A MASTER FUND LP**

**BY: TOWER BRIDGE SELECT OPPORTUNITIES – A MASTER FUND GP LLC, ITS GENERAL PARTNER**

By: /s/ ~~Monette de Luna~~ Kristin Jumper
      Name: ~~Monette de Luna~~ Kristin Jumper
      Title: ~~Director~~ Assistant Secretary

FORTRESS CREDIT BSL XXII LIMITED

**TTCPFS HL INVESTMENTS SPLITTER AIV FUND LP**

**BY: TTCPFS HL INVESTMENTS SPLITTER AIV FUND GP LLC, ITS GENERAL PARTNER**

By: /s/ ~~Monette de Luna~~ Kristin Jumper
      Name: ~~Monette de Luna~~ Kristin Jumper
      Title: ~~Director~~ Assistant Secretary

FORTRESS CREDIT BSL XXIII LIMITED

**UTAH REAL ASSETS PORTFOLIO, LP**

**BY: HL UTES GP LLC, ITS GENERAL PARTNER**

By: /s/ ~~Monette de Luna~~ Kristin Jumper
      Name: ~~Monette de Luna~~ Kristin Jumper
      Title: ~~Director~~ Assistant Secretary

FORTRESS CREDIT BSL XXIV LIMITED

**HAMILTON LANE SECONDARY FUND V INTERNATIONAL SERIES FUND LP, SERIES 2**

**BY: HAMILTON LANE SECONDARY FUND V GP LLC, ITS GENERAL PARTNER**

By: /s/ ~~Monette de Luna~~ Kristin Jumper
      Name: ~~Monette de Luna~~ Kristin Jumper
      Title: ~~Director~~ Assistant Secretary

FORTRESS CREDIT EUROPE BSL 2024-1 DAC

**HAMILTON LANE INFRASTRUCTURE FUND HOLDINGS LP**

**BY: HL REAL ASSETS GP LLC, ITS GENERAL PARTNER**

By:    /s/ ~~Grainne Kirwan~~ Kristin Jumper _____
       Name: ~~Grainne Kirwan~~ Kristin Jumper
       Title: ~~Director~~ Assistant Secretary

~~FDF V LIMITED~~

**HAMILTON LANE INFRASTRUCTURE FUND HOLDINGS-2 LP**

**BY: HL REAL ASSETS GP LLC, ITS GENERAL PARTNER**

By:    /s/ ~~Monette de Luna~~ Kristin Jumper _____
       Name: ~~Monette de Luna~~ Kristin Jumper
       Title: ~~Director~~ Assistant Secretary

~~26~~

~~FORTRESS CREDIT~~ **HAMILTON LANE EQUITY** OPPORTUNITIES ~~IX~~ **FUND V HOLDING** ~~CL~~**O**~~P~~ **LP** ~~LIMITED~~

**BY: HAMILTON LANE EQUITY OPPORTUNITIES GP V LLC, ITS GENERAL PARTNER**

By:    /s/ ~~Stacy Bodden~~ Kristin Jumper _____
       Name: ~~Stacy Bodden~~ Kristin Jumper
       Title: ~~Director~~ Assistant Secretary

~~FORTRESS CREDIT OPPORTUNITIES XV CLO LIMITED~~

**HAMILTON LANE EQUITY OPPORTUNITIES FUND V HOLDING-2 LP**

**BY: HAMILTON LANE EQUITY OPPORTUNITIES GP V LLC, ITS GENERAL PARTNER**

By:    /s/ ~~Stacy Bodden~~ Kristin Jumper _____
       Name: ~~Stacy Bodden~~ Kristin Jumper
       Title: ~~Director~~ Assistant Secretary

~~FORTRESS CREDIT OPPORTUNITIES VIII CLO LLC~~

~~By: Maples Fiduciary Services (Delaware) Inc., its Manager~~

~~By: /s/ Jeffrey Everhart~~
~~Name: Jeffrey Everhart~~
~~Title: Authorized Signer~~

~~FORTRESS CREDIT OPPORTUNITIES XIX CLO LIMITED~~

**ASTRO MASTER FUND III LP**

**BY: HL ASTRO FUND III GP LLC, ITS GENERAL PARTNER**

By:    /s/ Kristin Jumper _____
       Name: Kristin Jumper
       Title: Assistant Secretary

**DRAGON HL L.P.**

**BY: HL PENHA GP LLC, ITS GENERAL PARTNER**

By:    /s/ Kristin Jumper _____
       Name: Kristin Jumper
       Title: Assistant Secretary

**EDGEWOOD PARTNERS II LP**

**BY: HL EDGEWOOD GP II LLC, ITS GENERAL PARTNER**

By:      /s/ Kristin Jumper
         Name:  Kristin Jumper
         Title:  Assistant Secretary


**EDGEWOOD PARTNERS III, L.P.**

**BY: HL EDGEWOOD GP III LLC, ITS GENERAL PARTNER**

By:      /s/ Kristin Jumper
         Name: Kristin Jumper
         Title:  Assistant Secretary


**HAMILTON LANE CAPITAL TOWER FUND LP**

**BY: HAMILTON LANE SPV GP LLC, ITS GENERAL PARTNER**

By:      /s/ ~~Stacy Bodden~~ Kristin Jumper
         Name: ~~Stacy Bodden~~ Kristin Jumper
         Title: ~~Authorized Signer~~ Assistant Secretary


~~**FORTRESS CREDIT**~~**HAMILTON LANE STRATEGIC** OPPORTUNITIES ~~XXI~~**FUND VIII HOLDINGS** ~~**C**~~**L**~~**O**~~**P** ~~LLC~~

~~By: Maples Fiduciary Services (Delaware) Inc., its Manager~~

~~By:  /s/ Jeffrey Everhart~~
~~Name: Jeffrey Everhart~~
~~Title: Authorized Signer~~

**BY: HAMILTON LANE STRATEGIC OPPORTUNITIES FUND VIII GP LLC, ITS GENERAL PARTNER**

By:      /s/ Kristin Jumper
         Name:  Kristin Jumper
         Title:  Assistant Secretary
~~27~~


**HAMILTON LANE VENTURE ACCESS FUND I HOLDINGS LP**

**BY: HAMILTON LANE VENTURE ACCESS FUND I GP LLC, ITS GENERAL PARTNER**

By:      /s/ Kristin Jumper
         Name:  Kristin Jumper
         Title:  Assistant Secretary


**HAMILTON LANE/NYSCRF ISRAEL INVESTMENT FUND II LP**

**BY: HL/NY ISRAEL INVESTMENT FUND II GP LLC, ITS GENERAL PARTNER**

By:      /s/ Kristin Jumper
         Name:  Kristin Jumper
         Title:  Assistant Secretary


~~**FORTRESS CREDIT**~~**HL ADVANCED SUSTAINABLE TOTAL RETURN** OPPORTUNITIES ~~XXIII CLO LLC~~**FUND III**

**BY: HL ASTRO FUND III GP LLC, ITS GENERAL PARTNER**

By:      /s/ Kristin Jumper
         Name:  Kristin Jumper
         Title:  Assistant Secretary

**HL ENVIRONMENTAL FUND LP**

**BY: HL ENVIRONMENT FUND GP LLC, ITS GENERAL PARTNER**

By: ~~FCOD CLO Management LLC, as a member~~ ~~By:~~ ~~/s/~~ ~~David Brooks~~ Kristin Jumper
    Name: ~~David Brooks~~ Kristin Jumper
    Title: Assistant Secretary

~~By: FCO XXIII CLO Investor LLC, as a member~~

~~By: /s/ David Brooks~~
~~Name: David Brooks~~
~~Title: Secretary~~

~~DBDB FUNDING LLC~~

**HL P PLUS ESG CO-INVEST FUND I LP**

**BY: HL P PLUS CO-INVEST FUND I GP LLC, ITS GENERAL PARTNER**

By:    /s/ Kristin Jumper
    Name:  Kristin Jumper
    Title:  Assistant Secretary

**HL REAL ASSET OPPORTUNITIES – A MASTER FUND LP**

**BY: HL REAL ASSET OPPORTUNITIES – A MASTER FUND GP LLC, ITS GENERAL PARTNER**

By:    /s/ ~~David Brooks~~ Kristin Jumper
    Name: ~~David Brooks~~ Kristin Jumper
    Title: Assistant Secretary

~~FLF III-IV MA-CRPTF HOLDINGS FINANCE~~ PENHA FUND I **L.P.**

**BY: HL PENHA GP LLC, ITS GENERAL PARTNER**

By: ~~FLF III-IV MA CPRTF Advisors LLC, its investment manager~~ ~~By: /s/ David Brooks~~ /s/ Kristin Jumper
    Name: ~~David Brooks~~ Kristin Jumper
    Title: Assistant Secretary

~~FLF~~ PENHA FUND II~~I~~ ~~AB HOLDINGS FINANCE~~ **L.P.**

**BY: HL PENHA GP LLC, ITS GENERAL PARTNER**

By: ~~Fortress Lending Advisors III LLC, its investment manager~~ ~~By: /s/ David Brooks~~ /s/ Kristin Jumper
    Name: ~~David Brooks~~ Kristin Jumper
    Title: Assistant Secretary

**PHOENIX** ~~F~~**H**L~~F~~ ~~III HOLDINGS FINANCE~~ **L.P.**

**BY: HL PENHA GP LLC, ITS GENERAL PARTNER**

By:    /s/ Kristin Jumper
    Name:  Kristin Jumper
    Title:  Assistant Secretary

**DIRECT CREDIT FUND LP**

**BY: RUSSELL INVESTMENTS HAMILTON LANE DE GP LLC, ITS GENERAL PARTNER**

By: ~~Fortress Lending Advisors III LLC, its investment manager  By:  /s/ David Brooks~~ /s/ Kristin Jumper
      Name: ~~David Brooks~~ Kristin Jumper
      Title: Assistant Secretary

---

**SMART CLEAN AIR AND ENERGY FUND LP**
~~28~~

**BY: SMART CLEAN AIR AND ENERGY FUND GP LLC, ITS GENERAL PARTNER**

By:     /s/ Kristin Jumper
      Name:  Kristin Jumper
      Title:  Assistant Secretary

**WPP HL CREDIT OPPORTUNITIES FUND LP**

**BY: WPP HL CREDIT OPPORTUNITIES FUND GP LLC, ITS GENERAL PARTNER**
~~FLF III GMS HOLDINGS FINANCE L.P.~~
By: ~~Fortress Lending Advisors III LLC, its investment manager  By:  /s/ David Brooks~~ /s/ Kristin Jumper
      Name: ~~David Brooks~~ Kristin Jumper
      Title: Assistant Secretary

---

**SIXTH STOCKHOLM GLOBAL PRIVATE EQUITY LP**

**BY:  HL SECOND STOCKHOLM GP LLC, ITS GENERAL PARTNER**

By:     /s/ Kristin Jumper
      Name:  Kristin Jumper
      Title:  Assistant Secretary

**HL CANADA HEALTH LP**

**BY: HL CANADA HEALTH GP LLC, ITS GENERAL PARTNER**

By:     /s/ Kristin Jumper
      Name:  Kristin Jumper
      Title:  Assistant Secretary

~~FLF III SM HOLDINGS FINANCE~~ **CLAL HAMILTON LANE CREDIT INTERNATIONAL SCOPE JV, L.P.**

              ~~By: FLF III SM HOLDINGS FINANCE CM LLC., its servicer~~
**BY: HL CLAL CREDIT GP LLC, ITS GENERAL PARTNER**

By:     /s/ Kristin Jumper
      Name:  Kristin Jumper
      Title:  Assistant Secretary
~~By: Fortress Lending III Holdings L.P., its sole member~~

**CLAL HAMILTON LANE CREDIT INTERNATIONAL SO VII JV, LP**

**BY: HL CLAL CREDIT GP LLC, ITS GENERAL PARTNER**

By: ~~Fortress Lending Advisors III LLC, its investment manager  By:  /s/ David Brooks~~ /s/ Kristin Jumper
      Name: ~~David Brooks~~ Kristin Jumper
      Title: Assistant Secretary

~~FLF III BAM HOLDINGS FINANCE L.P.~~

**HL ALPHA CI SPV LP**
~~By: FLF BAM Holdings Finance CM LLC, its servicer  By: Fortress Lending Holdings III L.P., its sole member~~
**BY: HL EIA CI SPV GP LLC, ITS GENERAL PARTNER**


By:  /s/ Kristin Jumper
 Name:  Kristin Jumper
 Title:  Assistant Secretary


**ETHMAR TECHNOLOGY MASTER FUND LP**

**BY:  HL ETHMAR TECHNOLOGY FUND GP, LLC**


By: ~~Fortress Lending Advisors III LLC, its investment manager~~ /s/ Kristin Jumper
 Name:  Kristin Jumper
 Title:  Assistant Secretary


**APA HOLDINGS LP**

**BY: APA GP, LLC, ITS GENERAL PARTNER**

By:  /s/ ~~David Brooks~~ Kristin Jumper
 Name: ~~David Brooks~~ Kristin Jumper
 Title: Assistant Secretary

~~FORT CRE 2022-FL3 ISSUER LLC~~

**HAMILTON LANE EQUITY OPPORTUNITIES FUND V-A LP**

**BY: HAMILTON LANE EQUITY OPPORTUNITIES GP V LLC, ITS GENERAL PARTNER**

By:  /s/ ~~David Brooks~~ Kristin Jumper
 Name: ~~David Brooks~~ Kristin Jumper
 Title: Assistant Secretary


**HAMILTON LANE EQUITY OPPORTUNITIES FUND V-B LP**

~~FORTRESS CREDIT~~ **BY: HAMILTON LANE EQUITY** OPPORTUNITIES **GP V**~~I ADVISORS~~ **LLC, ITS GENERAL PARTNER**

By:  /s/ ~~David Brooks~~ Kristin Jumper
 Name: ~~David Brooks~~ Kristin Jumper
 Title: Assistant Secretary


**HAMILTON LANE EQUITY OPPORTUNITIES FUND VI-A LP**
~~29~~

~~FORTRESS CREDIT~~ **BY: HAMILTON LANE EQUITY** OPPORTUNITIES ~~VI-C ADVISORS~~ **GP VI LLC, ITS GENERAL PARTNER**

By:  /s/ ~~David Brooks~~ Kristin Jumper
 Name: ~~David Brooks~~ Kristin Jumper
 Title: Assistant Secretary


**HAMILTON LANE EQUITY OPPORTUNITIES FUND VI-B LP**

**~~FORTRESS CREDIT~~BY: HAMILTON LANE EQUITY** OPPORTUNITIES **GP V~~I~~ ~~ADVISORS~~ LLC, ITS GENERAL PARTNER**

By: /s/ ~~David Brooks~~ Kristin Jumper
Name: ~~David Brooks~~ Kristin Jumper
Title: Assistant Secretary

**HAMILTON LANE EQUITY OPPORTUNITIES FUND VI HOLDINGS LP**

**~~FORTRESS CREDIT~~BY: HAMILTON LANE EQUITY** OPPORTUNITIES ~~V-C ADVISORS~~GP VI **LLC, ITS GENERAL PARTNER**

By: /s/ ~~David Brooks~~ Kristin Jumper
Name: ~~David Brooks~~ Kristin Jumper
Title: Assistant Secretary

~~FORTRESS LENDING ADVISORS III LLC~~

**HAMILTON LANE EQUITY OPPORTUNITIES FUND VI HOLDINGS-2 LP**

**BY: HAMILTON LANE EQUITY OPPORTUNITIES GP VI LLC, ITS GENERAL PARTNER**

By: /s/ ~~David Brooks~~ Kristin Jumper
Name: ~~David Brooks~~ Kristin Jumper
Title: Assistant Secretary

~~FORTRESS LENDING ADVISORS IV LLC~~

**HL GLOBAL VENTURE CAPITAL AND GROWTH CAYMAN HOLDINGS LP**

**BY: HL GLOBAL VENTURE CAPITAL AND GROWTH CAYMAN HOLDINGS GP LLC, ITS GENERAL PARTNER**

By: /s/ ~~David Brooks~~ Kristin Jumper
Name: ~~David Brooks~~ Kristin Jumper
Title: Assistant Secretary

~~FORTRESS IP ADVISORS II LLC~~

**HAMILTON LANE EUROPEAN INVESTORS SCA SICAV-RAIF - GPA INVESTMENTS SUB-FUND**

**BY: HL EUROPEAN INVESTORS GP S.À R.L., ITS GENERAL PARTNER**

By: /s/ ~~David Brooks~~ Kristin Jumper
Name: ~~David Brooks~~ Kristin Jumper
Title: Assistant Secretary

~~FORTRESS IP ADVISORS II C LLC~~

**HL PRIVATE INFRA FUND CAYMAN HOLDINGS LP**

**BY: HL PRIVATE INFRA CAYMAN HOLDINGS GP LLC, ITS GENERAL PARTNER**

By: /s/ ~~David Brooks~~ Kristin Jumper
Name: ~~David Brooks~~ Kristin Jumper
Title: Assistant Secretary

~~FORTRESS LEGAL ASSETS ADVISORS LLC~~

**HAMILTON LANE IMPACT FUND II LP**

**BY: HL IMPACT FUND II GP LLC, ITS GENERAL PARTNER**

By:   /s/ ~~David Brooks~~ Kristin Jumper _____
      Name: ~~David Brooks~~ Kristin Jumper
      Title: Assistant Secretary


**HAMILTON LANE IMPACT FUND III-A LP**

~~FORTRESS LEGAL ASSETS ADVISORS II LLC~~

**BY: HL IMPACT FUND III GP LLC, ITS GENERAL PARTNER**

By:   /s/ ~~David Brooks~~ Kristin Jumper _____
      Name: ~~David Brooks~~ Kristin Jumper
      Title: Assistant Secretary

~~DRAWBRIDGE SPECIAL OPPORTUNITIES ADVISORS LLC~~

**HAMILTON LANE IMPACT FUND III-B LP**

**BY: HL IMPACT FUND III GP LLC, ITS GENERAL PARTNER**

By:   /s/ ~~David Brooks~~ Kristin Jumper _____
      Name: ~~David Brooks~~ Kristin Jumper
      Title: Assistant Secretary

~~FCO MA CENTRE II ADVISORS LLC~~

**HL IMPACT III HOLDINGS LP**

**BY: HL IMPACT FUND III GP LLC, ITS GENERAL PARTNER**

By:   /s/ ~~David Brooks~~ Kristin Jumper _____
      Name: ~~David Brooks~~ Kristin Jumper
      Title: Assistant Secretary

~~FC BSL VII MANAGEMENT LLC~~

**HAMILTON LANE INFRASTRUCTURE OPPORTUNITIES FUND II LP**

**BY: HL INFRASTRUCTURE OPPORTUNITIES FUND II GP LLC, ITS GENERAL PARTNER**

By:   /s/ ~~David Brooks~~ Kristin Jumper _____
      Name: ~~David Brooks~~ Kristin Jumper
      Title: Assistant Secretary

~~FC BSL VIII MANAGEMENT LLC~~

**HAMILTON LANE INFRASTRUCTURE OPPORTUNITIES FUND II HOLDINGS LP**

**BY: HL INFRASTRUCTURE OPPORTUNITIES FUND II GP LLC, ITS GENERAL PARTNER**

By:   /s/ ~~David Brooks~~ Kristin Jumper _____
      Name: ~~David Brooks~~ Kristin Jumper
      Title: Assistant Secretary

~~FC BSL IX MANAGEMENT LLC~~

**HAMILTON LANE INFRASTRUCTURE OPPORTUNITIES FUND II HOLDINGS-2 LP**

**BY: HL INFRASTRUCTURE OPPORTUNITIES FUND II GP LLC, ITS GENERAL PARTNER**

By: /s/ ~~David Brooks~~ Kristin Jumper
     Name: ~~David Brooks~~ Kristin Jumper
     Title: Assistant Secretary

~~FC BSL X MANAGEMENT LLC~~

**HAMILTON LANE INFRASTRUCTURE OPPORTUNITIES FUND LP**

**BY: HL REAL ASSETS GP LLC, ITS GENERAL PARTNER**

By: /s/ ~~David Brooks~~ Kristin Jumper
     Name: ~~David Brooks~~ Kristin Jumper
     Title: Assistant Secretary

~~FC BSL XI MANAGEMENT LLC~~

**HAMILTON LANE NATIONAL SMALL BUSINESS CREDIT FUND, LP**

**BY: HAMILTON LANE NATIONAL SMALL BUSINESS CREDIT FUND GP, LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
     Name: Kristin Jumper
     Title: Principal

**HL PRIVATE MARKETS ACCESS HOLDINGS SCSP**

**BY: HL PRIVATE MARKETS ACCESS GP S.À R.L., ITS GENERAL PARTNER**

By: /s/ ~~David Brooks~~ Kristin Jumper
     Name: ~~David Brooks~~ Kristin Jumper
     Title: Assistant Secretary

**HAMILTON LANE RE OPPORTUNITIES FUND I LP**

31

~~FC BSL XII MANAGEMENT LLC~~

**BY: HAMILTON LANE RE OPPORTUNITIES FUND I GP LLC, ITS GENERAL PARTNER**

By: /s/ ~~David Brooks~~ Kristin Jumper
     Name: ~~David Brooks~~ Kristin Jumper
     Title: Assistant Secretary

~~FC BSL XIII MANAGEMENT LLC~~

**HAMILTON LANE RE OPPORTUNITIES FUND I LP (SERIES A)**

**BY: HAMILTON LANE RE OPPORTUNITIES FUND I GP LLC, ITS GENERAL PARTNER**

By: /s/ ~~David Brooks~~ Kristin Jumper
     Name: ~~David Brooks~~ Kristin Jumper
     Title: Assistant Secretary

~~FC BSL XIV MANAGEMENT LLC~~

**HAMILTON LANE RE OPPORTUNITIES FUND I LP (SERIES B)**

**BY: HAMILTON LANE RE OPPORTUNITIES FUND I GP LLC, ITS GENERAL PARTNER**

By: /s/ ~~David Brooks~~ Kristin Jumper
     Name: ~~David Brooks~~ Kristin Jumper
     Title: Assistant Secretary

~~FC BSL CLO MANAGER LLC~~

**HAMILTON LANE SECONDARY FUND VI-A LP**

**BY: HAMILTON LANE SECONDARY FUND VI GP LLC, ITS GENERAL PARTNER**

By:   /s/ ~~David Brooks~~ Kristin Jumper
       Name: ~~David Brooks~~ Kristin Jumper
       Title: Assistant Secretary

~~FC BSL CLO MANAGER II LLC~~

**HAMILTON LANE SECONDARY FUND VI-B LP**

**BY: HAMILTON LANE SECONDARY FUND VI GP LLC, ITS GENERAL PARTNER**

By:   /s/ ~~David Brooks~~ Kristin Jumper
       Name: ~~David Brooks~~ Kristin Jumper
       Title: Assistant Secretary

~~FC BSL XVII MANAGEMENT LLC~~

**HAMILTON LANE SECONDARY FUND VI-D SCSP-RAIF**

**BY: HL EUROPEAN INVESTORS GP S.À R.L., ITS GENERAL PARTNER**

By:   /s/ Kristin Jumper
       Name:  Kristin Jumper
       Title:  Manager

**HLSF VI HOLDINGS 3 LP**

**BY: HAMILTON LANE SECONDARY FUND VI GP LLC, ITS GENERAL PARTNER**

By:   /s/ ~~David Brooks~~ Kristin Jumper
       Name: ~~David Brooks~~ Kristin Jumper
       Title: Assistant Secretary

~~FC BSL XVIII MANAGEMENT LLC~~

**HLSF VI BLOCKER (CAYMAN) LP**

**BY: HAMILTON LANE SECONDARY FUND VI GP LLC, ITS GENERAL PARTNER**

By:   /s/ ~~David Brooks~~ Kristin Jumper
       Name: ~~David Brooks~~ Kristin Jumper
       Title: Assistant Secretary

~~FC BSL CLO MANAGER IV LLC~~

**HLSF VI BLOCKER (DE) LP**

**BY: HAMILTON LANE SECONDARY FUND VI GP LLC, ITS GENERAL PARTNER**

By:   /s/ ~~David Brooks~~ Kristin Jumper
       Name: ~~David Brooks~~ Kristin Jumper
       Title: Assistant Secretary

**HL SCOPE MASTER SICAV-RAIF SCSP**

~~FC BSL CLO MANAGER III LLC~~

**BY: HAMILTON LANE ADVISORS, L.L.C.**

By: /s/ Kristin Jumper
Name: Kristin Jumper
Title: Authorized Signatory

**HL SCOPE HOLDINGS S.À.R.L.**

**BY: HAMILTON LANE ADVISORS, L.L.C.**

By: /s/ Kristin Jumper
Name: Kristin Jumper
Title: Authorized Signatory

**HAMILTON LANE STRATEGIC OPPORTUNITIES FUND IX-A LP**

**BY: HAMILTON LANE STRATEGIC OPPORTUNITIES FUND IX GP LLC, ITS GENERAL PARTNER**

By: /s/ ~~David Brooks~~ Kristin Jumper
Name: ~~David Brooks~~ Kristin Jumper
Title: Assistant Secretary

~~FC BSL CLO MANAGER V LLC~~

**HAMILTON LANE STRATEGIC OPPORTUNITIES FUND IX-B LP**

**BY: HAMILTON LANE STRATEGIC OPPORTUNITIES FUND IX GP LLC, ITS GENERAL PARTNER**

By: /s/ ~~David Brooks~~ Kristin Jumper
Name: ~~David Brooks~~ Kristin Jumper
Title: Assistant Secretary

~~FCFE CM LLC~~

**HAMILTON LANE STRATEGIC OPPORTUNITIES FUND IX HOLDINGS-2 LP**

**BY: HAMILTON LANE STRATEGIC OPPORTUNITIES FUND IX GP LLC, ITS GENERAL PARTNER**

By: /s/ ~~David Brooks~~ Kristin Jumper
Name: ~~David Brooks~~ Kristin Jumper
Title: Assistant Secretary

~~FDF V MANAGEMENT LLC~~

**HAMILTON LANE STRATEGIC OPPORTUNITIES FUND IX HOLDINGS LP**

**BY: HAMILTON LANE STRATEGIC OPPORTUNITIES FUND IX GP LLC, ITS GENERAL PARTNER**

By: /s/ ~~David Brooks~~ Kristin Jumper
Name: ~~David Brooks~~ Kristin Jumper
Title: Assistant Secretary

~~FCOD CLO MANAGEMENT LLC~~

**HL VAF I HOLDINGS TRANSACTION LP**

**BY: HAMILTON LANE VENTURE ACCESS FUND I GP LLC, ITS GENERAL PARTNER**

By: /s/ ~~David Brooks~~ Kristin Jumper
Name: ~~David Brooks~~ Kristin Jumper
Title: Assistant Secretary

~~FLF III-IV MA-CRPTF ADVISORS LLC~~

**HL GM PRIVATE MARKETS ACCESS FUND LP**

**BY: HL GM PRIVATE MARKETS ACCESS FUND GP LLC, ITS GENERAL PARTNER**

By:     /s/ ~~David Brooks~~ Kristin Jumper
        Name: ~~David Brooks~~ Kristin Jumper
        Title: Assistant Secretary

~~FLF III AB HOLDINGS FINANCE CM LLC~~

**HL GROWTH EQUITY CLUB FUND**
~~By: Fortress Lending III Holdings L.P., its sole member~~
**BY: HL GROWTH EQUITY CLUB FUND GP S.À R.L., ITS GENERAL PARTNER**

By:     /s/ Lydia A. Gavalis
        Name: Lydia A. Gavalis
        Title: Manager

**HL LARGE BUYOUT CLUB FUND VII**

**BY: HL LARGE BUYOUT CLUB FUND VI GP S.À R.L., ITS GENERAL PARTNER**

By:     /s/ Lydia A. Gavalis
        Name: Lydia A. Gavalis
        Title: Manager

**HL VENTURE CAPITAL CLUB FUND II**

**BY: HL VENTURE CAPITAL CLUB FUND II GP S.À R.L., ITS GENERAL PARTNER**

By: ~~Fortress Lending Advisors III LLC, its investment manager  By:  /s/ David Brooks~~ /s/ Kristin Jumper
        Name: ~~David Brooks~~ Kristin Jumper
        Title: ~~Secretary~~ Manager

~~33~~

~~FLF III GMS HOLDINGS FINANCE CM LLC~~
~~By: Fortress Lending III Holdings~~ **NEW FINANCE STREET** **L.P.**~~, its sole member~~

**BY: NEW FINANCE STREET GP LLC, ITS GENERAL PARTNER**

By: ~~Fortress Lending Advisors III LLC, its investment manager  By:  /s/ David Brooks~~ /s/ Kristin Jumper
        Name: ~~David Brooks~~ Kristin Jumper
        Title: Assistant Secretary

~~FLF III SM HOLDINGS FINANCE CM LLC~~

**HK ORIENTAL PEARL, LPF**

**BY: HAMILTON LANE ASSET MANAGEMENT (HK) LIMITED, ITS GENERAL PARTNER**

By:     /s/ Lydia A. Gavalis
        Name: Lydia A. Gavalis
        Title: Director

~~By: Fortress Lending~~ **HUDSON RIVER CO-INVESTMENT FUND I**~~II~~**V** ~~Holdings~~ **L.P.**~~, its sole member~~

**BY: HAMILTON LAND HUDSON RIVER CO-INVESTMENT FUND IV GP LLC, ITS GENERAL PARTNER**

**BY: HAMILTON LANE ADVISORS, L.L.C., ITS MANAGING MEMBER**

By: /s/ Kristin Jumper
     Name: Kristin Jumper
     Title: Authorized Signatory


**HL BILLY IMPACT PE MASTER FUND LP**

**BY: HL BILLY IMPACT PE FUND GP LLC, ITS GENERAL PARTNER**


By: ~~Fortress Lending Advisors III LLC, its investment manager By: /s/ David Brooks~~ /s/ Kristin Jumper
     Name: ~~David Brooks~~ Kristin Jumper
     Title: Assistant Secretary

                    ~~FLF III BAM HOLDINGS FINANCE CM LLC~~

**KOREA HL STRATEGIC INFRASTRUCTURE MASTER FUND, LP**
~~By: Fortress Lending III Holdings L.P., its sole member~~
**BY: KOREA HL STRATEGIC INFRASTRUCTURE FUND GP, LLC, ITS GENERAL PARTNER**

By: ~~Fortress Lending Advisors III LLC, its investment manager By: /s/ David Brooks~~ /s/ Kristin Jumper
     Name: ~~David Brooks~~ Kristin Jumper
     Title: Assistant Secretary

                    ~~FCO MA SUP ADVISORS LLC~~

**KIC HL CO-INVESTMENT FUND, LP**

**BY: KIC HL CO-INVESTMENT FUND GP, LLC, ITS GENERAL PARTNER**

By: /s/ ~~David Brooks~~ Kristin Jumper
     Name: ~~David Brooks~~ Kristin Jumper
     Title: Assistant Secretary

                    ~~FCO MA V ADVISORS LLC~~

**KIC HL CO-INVESTMENT MASTER FUND, LP**

**BY: KIC HL CO-INVESTMENT FUND GP, LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
     Name: Kristin Jumper
     Title: Authorized Person


**KOREA HL STRATEGIC INFRASTRUCTURE MASTER FUND II, LP**

**BY: KOREA HL STRATEGIC INFRASTRUCTURE F UND II GP, LLC, ITS GENERAL PARTNER**

By: /s/ ~~David Brooks~~ Kristin Jumper
     Name: ~~David Brooks~~ Kristin Jumper
     Title: Assistant Secretary


**MMAA HL CO-INVESTMENT MASTER FUND, LP**
~~34~~

**~~FORTRESS FCO~~BY: MMAA HL CO-INVESTMENT FUND ~~V MA CRPTF ADVISORS~~GP, LLC, ITS GENERAL PARTNER**

By: /s/ ~~David Brooks~~ Kristin Jumper
     Name: ~~David Brooks~~ Kristin Jumper
     Title: Assistant Secretary

~~FCO FUND V MA-C ADVISORS LLC~~

**EDGEWOOD PARTNERS IV LP**

**BY: HL EDGEWOOD GP IV LLC, ITS GENERAL PARTNER**

By: /s/ ~~David Brooks~~ Kristin Jumper
    Name: ~~David Brooks~~ Kristin Jumper
    Title: Assistant Secretary

~~FORTRESS CREDIT OPPORTUNITIES XXXIII CLO LLC~~
**NEW YORK CREDIT SBIC FUND II LP**

**BY: NEW YORK CREDIT SBIC FUND GP II LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
    Name: Kristin Jumper
    Title: Principal

**HL PPLUS CO-INVEST FUND LP**

**BY: HL PPLUS CO-INVEST FUND GP LLC, ITS GENERAL PARTNER**

By: ~~FCOD CLO Management LLC, as a member  By:~~ /s/ ~~David Brooks~~ Kristin Jumper
    Name: ~~David Brooks~~ Kristin Jumper
    Title: Assistant Secretary

~~FORTRESS CREDIT OPPORTUNITIES XXXV CLO LIMITED~~

**HL PNB SMA MASTER FUND LP**

**BY: HL PNB SMA GP LLC, ITS GENERAL PARTNER**

By: /s/ ~~Monette de Luna~~ Kristin Jumper
    Name: ~~Monette de Luna~~ Kristin Jumper
    Title: ~~Director~~ Assistant Secretary

**~~FORTRESS CREDIT OPPORTUNITIES XXXV C~~HLO STRATEGIC RE IRISH HOLDINGS LLC**

**BY: HAMILTON LANE ADVISORS, L.L.C., ITS MANAGER**

By: ~~Fortress Credit Opportunities XXXV CLO Limited, as a member  By:  /s/ Monette de Luna~~ /s/ Kristin Jumper
    Name: ~~Monette de Luna~~ Kristin Jumper
    Title: ~~Director~~ Authorized Person

~~FCO XXXV CLO CM LLC~~

**SMART AIR AND ENERGY MASTER FUND LP**

**BY: SMART AIR AND ENERGY FUND GP LLC, ITS GENERAL PARTNER**

By: /s/ ~~David Brooks~~ Kristin Jumper
    Name: ~~David Brooks~~ Kristin Jumper
    Title: Assistant Secretary

**HAMILTON LANE PE PROGRAM MASTER FUND L.P.**

~~FORTRESS CREDIT OPPORTUNITIES XXXVII CLO LIMITED~~

**BY: HAMILTON LANE PE PROGRAM GP, LLC, ITS GENERAL PARTNER**

By:    /s/ ~~Monette de Luna~~ Kristin Jumper_____
        Name: ~~Monette de Luna~~ Kristin Jumper
        Title: ~~Director~~ Assistant Secretary

~~FORTRESS CREDIT OPPORTUNITIES XXXVII CLO LLC~~
**HAMILTON LANE VA RE SMA, LP**

**BY: HAMILTON LANE VA RE SMA GP, LLC, ITS GENERAL PARTNER**

By:    /s/ Kristin Jumper_____
        Name:  Kristin Jumper
        Title:  Assistant Secretary


**MORAN REAL ASSET FUND IV, L.P.**

**BY: HL MORAN GP LLC, ITS GENERAL PARTNER**

By: ~~Fortress Credit Opportunities XXXVII CLO Limited, as a member  By:  /s/ Monette de Luna~~ /s/ Kristin Jumper
        Name: ~~Monette de Luna~~ Kristin Jumper
        Title: ~~Director~~ Assistant Secretary

~~FCO XXXVII CLO CM LLC~~

**HAMILTON LANE PRIVATE MARKETS FUND Y TREE CLIENTS (EQUITY) LP**

**BY: HAMILTON LANE PRIVATE MARKETS FUND Y TREE CLIENTS (EQUITY) GP LLC, ITS GENERAL PARTNER**

By:    /s/ ~~David Brooks~~ Kristin Jumper_____
        Name: ~~David Brooks~~ Kristin Jumper
        Title: Assistant Secretary

## VERIFICATION

The undersigned states that he ~~or she~~ has duly executed the foregoing Application for and on behalf of ~~the Applicants, as the case may be~~each entity listed below, that he ~~holds the office with~~ or she is the authorized ~~signatory~~person of each such entity ~~as indicated below,~~; and that all action by officers, directors, and other bodies necessary to authorize ~~deponent~~the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

**~~FORTRESS~~HAMILTON LANE PRIVATE ~~LENDING~~ASSETS FUND**

By:       /s/ ~~David Brooks~~ Keith Kleinman_____
            Name: ~~David Brooks~~ Keith Kleinman
            Title: ~~Chief Legal Officer~~ Secretary

~~FPLF MANAGEMENT LLC~~

**HAMILTON LANE PRIVATE INFRASTRUCTURE FUND**

By:       /s/ ~~David Brooks~~ Keith Kleinman_____
            Name: ~~David Brooks~~ Keith Kleinman
            Title:  Secretary

**HL SCOPE ~~F~~RI~~G~~C LLC**

By:       /s/ ~~David Brooks  Name: David Brooks~~Keith Kleinman_____
            Name:  Keith Kleinman
            Title:  Secretary

~~Title: General Counsel & Secretary~~

~~FORTRESS CREDIT CORP.~~

**HAMILTON LANE PRIVATE SECONDARY FUND**

By:       /s/ ~~David Brooks~~ Keith Kleinman_____
            Name: ~~David Brooks~~ Keith Kleinman
            Title:  Secretary

~~FORTRESS CREDIT CO LLC~~

**HAMILTON LANE VENTURE CAPITAL AND GROWTH FUND**

By:       /s/ ~~David Brooks~~ Keith Kleinman_____
            Name: ~~David Brooks~~ Keith Kleinman
            Title:  Secretary

**~~DBD~~HAMILTON LANE CREDIT ~~FUNDING LLC~~INCOME FUND**

By:       /s/ Keith Kleinman_____
            Name:  Keith Kleinman
            Title:  Sole Trustee

**HAMILTON LANE ADVISORS, L.L.C.**

By:       /s/ ~~David Brooks~~ Lydia A. Gavalis_____
            Name: ~~David Brooks~~ Lydia A. Gavalis
            Title:  Secretary

**~~FORTRESS CREDIT OPPORTUNITIES~~2020 TACTICAL MARKET FUND ~~VI(A)~~LP**

**BY: 2020 TACTICAL MARKET GP LLC, ITS GENERAL PARTNER**

By: ~~FCO Fund VI GP LLC, its general partner  By:~~ /s/ ~~David Brooks~~ Kristin Jumper

    Name: ~~David Brooks~~ Kristin Jumper

    Title: Assistant Secretary

---

~~FORTRESS CREDIT OPPORTUNITIES FUND VI (B) LP~~
**FIFTH STOCKHOLM CI SPV L.P.**

**BY: HL SECOND STOCKHOLM GP LLC, ITS GENERAL PARTNER**

By: ~~FCO Fund VI GP LLC, its general partner  By:~~ /s/ ~~David Brooks~~ Kristin Jumper

    Name: ~~David Brooks~~ Kristin Jumper

    Title: Assistant Secretary

---

~~FORTRESS CREDIT OPPORTUNITIES FUND~~ FINANCE STREET AI ~~VI (C)~~ SPLITTER **L.P.**
~~By: FCO Fund VI GP LLC, its general partner  By:  /s/ David Brooks~~
**BY: FINANCE STREET GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper

    Name:  Kristin Jumper

    Title:  Assistant Secretary

---

**FLORIDA GROWTH FUND II LLC**

**BY: HL FLORIDA GROWTH LLC, ITS MANAGER**

By: /s/ Kristin Jumper

    Name: ~~David Brooks~~ Kristin Jumper

    Title: Assistant Secretary

---

~~FORTRESS CREDIT OPPORTUNITIES~~ GREEN CORE **FUND** ~~VI (D),~~ **L.P.**

**BY: GREEN CORE GP LLC, ITS GENERAL PARTNER**

By: ~~FCO Fund VI GP LLC, its general partner  By:~~ /s/ ~~David Brooks~~ Kristin Jumper

    Name: ~~David Brooks~~ Kristin Jumper

    Title: Assistant Secretary

---

~~FORTRESS CREDIT OPPORTUNITIES~~ HAMILTON LANE CO-INVESTMENT **FUND** ~~VI~~ IV ~~(E)~~ HOLDINGS **LP**

**BY: HAMILTON LANE CO-INVESTMENT GP IV LLC, ITS GENERAL PARTNER**

By: ~~FCO Fund VI GP LLC, its general partner  By:~~ /s/ ~~David Brooks~~ Kristin Jumper

    Name: ~~David Brooks~~ Kristin Jumper

    Title: Assistant Secretary

**HAMILTON LANE CO-INVESTMENT FUND IV HOLDINGS-2 LP**
~~FORTRESS CREDIT OPPORTUNITIES FUND VI (G) L.P.~~
**BY: HAMILTON LANE CO-INVESTMENT GP IV LLC, ITS GENERAL PARTNER**

By: ~~FCO Fund VI GP LLC, its general partner  By:~~ /s/ ~~David Brooks~~ Kristin Jumper

    Name: ~~David Brooks~~ Kristin Jumper

    Title: Assistant Secretary

**~~FORTRESS CREDIT OPPORTUNITIES~~HAMILTON LANE NM FUND ~~V EXPANSION (A)~~I LP**
~~By: FCO Fund V GP LLC, its general partner  By:  /s/ David Brooks~~
**BY: HL NM FUND I GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper_____
   Name: ~~David Brooks~~ Kristin Jumper
   Title: Assistant Secretary


**HAMILTON LANE PRIVATE EQUITY FUND X HOLDINGS LP**

**BY: HAMILTON LANE GP X LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper_____
   Name:  Kristin Jumper
   Title:  Assistant Secretary


**~~FORTRESS CREDIT~~HAMILTON LANE PRIVATE MARKETS OPPORTUNIT~~IES~~Y FUND ~~V EXPANSION (B)~~LP, CREDIT SERIES**

**BY: HL PMOF GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper_____
   Name:  Kristin Jumper
   Title:  Assistant Secretary


**HAMILTON LANE PRIVATE MARKETS OPPORTUNITY FUND LP, FUND-OF-FUNDS SERIES**

**BY: HL PMOF GP LLC, ITS GENERAL PARTNER**

By:~~FCO Fund V GP LLC, its general partner  By:~~ /s/ ~~David Brooks~~Kristin Jumper_____
   Name: ~~David Brooks~~ Kristin Jumper
   Title: Assistant Secretary


~~FORTRESS CREDIT OPPORTUNITIES FUND V EXPANSION (C) L.P.~~
**HAMILTON LANE PRIVATE MARKETS OPPORTUNITY FUND LP, FUND-OF-FUNDS SERIES II**

**BY: HL PMOF GP LLC, ITS GENERAL PARTNER**

By:~~FCO Fund V GP LLC, its general partner  By:~~ /s/ ~~David Brooks~~Kristin Jumper_____
   Name: ~~David Brooks~~ Kristin Jumper
   Title: Assistant Secretary


**~~FORTRESS CREDIT OPPORTUNITIES FUND V~~HAMILTON LANE - RAYTHEON TECHNOLOGIES P~~EXPA~~NSION ~~(D)~~EMERGING MANAGERS, L.P.**
~~By: FCO Fund V GP LLC, its general partner  By:  /s/ David Brooks~~
**BY: HAMILTON LANE - RAYTHEON TECHNOLOGIES PENSION EMERGING MANAGERS GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper_____
   Name:  Kristin Jumper
   Title:  Assistant Secretary


**HAMILTON LANE SMID II HOLDINGS LP**

**BY: HAMILTON LANE GLOBAL SMID II GP, ITS GENERAL PARTNER**

By:     /s/ Kristin Jumper_____
             Name: ~~David Brooks~~ Kristin Jumper
             Title: _Assistant_ Secretary

**~~FORTRESS CREDIT~~HAMILTON LANE STRATEGIC OPPORTUNITIES FUND V ~~EXPANSION (E)~~(SERIES 2019) HOLDINGS LP**

**BY: HAMILTON LANE STRATEGIC OPPORTUNITIES FUND V (SERIES 2019) GP LLC, ITS GENERAL PARTNER**

By: ~~FCO Fund V GP LLC, its general partner  By:~~     /s/ ~~David Brooks~~Kristin Jumper_____
             Name: ~~David Brooks~~ Kristin Jumper
             Title: _Assistant_ Secretary

**~~FORTRESS CREDIT~~HAMILTON LANE STRATEGIC OPPORTUNITIES FUND VI ~~EXPANSION (F)~~(SERIES 2020) HOLDINGS LP**

**BY: HAMILTON LANE STRATEGIC OPPORTUNITIES FUND VI (SERIES 2020) GP LLC, ITS GENERAL PARTNER**

By: ~~FCO Fund V GP LLC, its general partner  By:~~     /s/ ~~David Brooks~~Kristin Jumper_____
             Name: ~~David Brooks~~ Kristin Jumper
             Title: _Assistant_ Secretary

**~~FORTRESS CREDIT~~HAMILTON LANE STRATEGIC OPPORTUNITIES FUND VII ~~EXPANSION (G)~~HOLDINGS LP~~.P.~~**

**BY: HAMILTON LANE STRATEGIC OPPORTUNITIES FUND VII GP LLC, ITS GENERAL PARTNER**

By: ~~FCO Fund V GP LLC, its general partner  By:~~     /s/ ~~David Brooks~~Kristin Jumper_____
             Name: ~~David Brooks~~ Kristin Jumper
             Title: _Assistant_ Secretary

**~~FORTRESS CREDIT OPPORTUNITIES FUND V EXPANSION (H) L.P.~~**
**HAMILTON LANE VENTURE CAPITAL FUND LP, SERIES 2020**

**BY: HAMILTON LANE VENTURE CAPITAL FUND GP, LLC, ITS GENERAL PARTNER**

By: ~~FCO Fund V GP LLC, its general partner  By:~~     /s/ ~~David Brooks~~Kristin Jumper_____
             Name: ~~David Brooks~~ Kristin Jumper
             Title: _Assistant_ Secretary

**~~SUPER FCO MA III L.P.~~**
**HAMILTON LANE VENTURE CAPITAL FUND LP, SERIES 2021**
~~By: FCO MA Sup GP III LLC, its general partner  By:  /s/ David Brooks~~
**BY: HAMILTON LANE VENTURE CAPITAL FUND GP, LLC, ITS GENERAL PARTNER**

By:     /s/ Kristin Jumper_____
             Name: ~~David Brooks~~ Kristin Jumper
             Title: _Assistant_ Secretary

**HAMILTON LANE VENTURE CAPITAL FUND LP, SERIES 2022**

**BY: HAMILTON LANE VENTURE CAPITAL FUND GP, LLC, ITS GENERAL PARTNER**

By:    /s/ Kristin Jumper_____
      Name:  Kristin Jumper
      Title:  Assistant Secretary


**~~FCO MA~~HAMILTON LANE-CARPENTERS PARTNERSHIP FUND V L.P.**

**BY: HLA CARPENTERS V LLC, ITS GENERAL PARTNER**

By: ~~FCO MA V GP LLC, its general partner  By:~~        /s/ ~~David Brooks~~Kristin Jumper_____
      Name: ~~David Brooks~~ Kristin Jumper
      Title: Assistant Secretary


**HL INTERNATIONAL INVESTORS LP, SERIES H2**
                      ~~40~~

~~FORTRESS CREDIT OPPORTUNITIES FUND V EXPANSION MA-CRPTF LP~~

~~By: FCO Fund V MA-CRPTF GP LLC, its general partner~~

~~By: /s/ David Brooks~~
~~Name: David Brooks~~
~~Title: Secretary~~

**BY: HL INTERNATIONAL INVESTORS GP LLC, ITS GENERAL PARTNER**
~~FCO MA CENTRE STREET II EXP (P) LP~~
By:    /s/ Kristin Jumper_____
      Name:  Kristin Jumper
      Title:  Assistant Secretary


**HL-HP GLOBAL INVESTMENTS LP**

**BY: HL-HP GLOBAL INVESTMENTS GP, LLC, ITS GENERAL PARTNER**

By: ~~FCO MA Centre II GP LLC, its general partner  By: /s/ David Brooks~~ /s/ Kristin Jumper
      Name: ~~David Brooks~~ Kristin Jumper
      Title: Assistant Secretary


~~FCO MA CENTRE STREET II EXP (ER) LP~~
**HLSF V HOLDINGS LP**

**BY: HAMILTON LANE SECONDARY FUND V GP LLC, ITS GENERAL PARTNER**

By: ~~FCO MA Centre II GP LLC, its general partner  By: /s/ David Brooks~~ /s/ Kristin Jumper
      Name: ~~David Brooks~~ Kristin Jumper
      Title: Assistant Secretary


~~FCO MA CENTRE STREET II EXP (TR) LP~~
**HLSF V HOLDINGS LP 2**

**BY: HAMILTON LANE SECONDARY FUND V GP LLC, ITS GENERAL PARTNER**

By: ~~FCO MA Centre II GP LLC, its general partner  By: /s/ David Brooks~~ /s/ Kristin Jumper
      Name: ~~David Brooks~~ Kristin Jumper
      Title: Assistant Secretary


**~~FORTRESS CREDIT OPPORTUNITIES~~NAKHODA LANE FUND ~~V EXPANSION MA-C~~ L.P.**

**BY: NAKHODA LANE FUND GP LLC, ITS GENERAL PARTNER**

By:      /s/ Kristin Jumper
         Name:  Kristin Jumper
         Title:  Assistant Secretary

~~41~~

---

~~FORTRESS LENDING~~**NAKHODA LANE** FUND ~~III (A)~~**DE SPV** LP

**BY: NAKHODA LANE FUND GP LLC, ITS GENERAL PARTNER**

By: ~~Fortress Lending Advisors III LLC, its investment manager  By:  /s/ David Brooks~~ /s/ Kristin Jumper
         Name: ~~David Brooks~~ Kristin Jumper
         Title: Assistant Secretary

---

~~FORTRESS LENDING FUND III (B) L.P.~~
**SRCS HL PE 1 (MASTER) LP**

**BY: SR HL PE 1 GP LLC, ITS GENERAL PARTNER**

By: ~~Fortress Lending Advisors III LLC, its investment manager  By:  /s/ David Brooks~~ /s/ Kristin Jumper
         Name: ~~David Brooks~~ Kristin Jumper
         Title: Assistant Secretary

---

~~FORTRESS LENDING~~**HAMILTON LANE/NYSCRF ISRAEL INVESTMENT** FUND ~~III (C)~~L.P.

**BY: HL/NY ISRAEL INVESTMENT FUND GP LLC, ITS GENERAL PARTNER**

By: ~~Fortress Lending Advisors III LLC, its investment manager  By:  /s/ David Brooks~~ /s/ Kristin Jumper
         Name: ~~David Brooks~~ Kristin Jumper
         Title: Assistant Secretary

---

~~FORTRESS LENDING~~**HL ENPAM** FUND ~~III (D)~~**SPLITTER** LP

**BY: HL ENPAM SPLITTER GP LLC, ITS GENERAL PARTNER**

By: ~~Fortress Lending Advisors III LLC, its investment manager  By:  /s/ David Brooks~~ /s/ Kristin Jumper
         Name: ~~David Brooks~~ Kristin Jumper
         Title: Assistant Secretary

---

~~FORTRESS LENDING III~~**HL IMPACT** HOLDINGS L**P**~~.P.~~

**BY: HL IMPACT FUND GP LLC, ITS GENERAL PARTNER**

By: ~~Fortress Lending Advisors III LLC, its investment manager  By:  /s/ David Brooks~~ /s/ Kristin Jumper
         Name: ~~David Brooks~~ Kristin Jumper
         Title: Assistant Secretary

**~~FORTRESS~~HL IMPACT II HO~~L~~ENDINGS ~~FUND III-IV MA-CRPTF~~ LP**

**BY: HL IMPACT FUND GP LLC, ITS GENERAL PARTNER**

By: ~~FLF III-IV MA-CRPTF Advisors LLC, its investment manager  By:  /s/ David Brooks~~ /s/ Kristin Jumper
      Name: ~~David Brooks~~ Kristin Jumper
      Title: Assistant Secretary

---

~~FORTRESS LENDING FUND IV (A) LP~~
**HL INTERNATIONAL INVESTORS L.P. SERIES M**

**BY: HL INTERNATIONAL INVESTORS GP LLC, ITS GENERAL PARTNER**

By: ~~Fortress Lending Advisors IV LLC, its investment manager  By:  /s/ David Brooks~~ /s/ Kristin Jumper
      Name: ~~David Brooks~~ Kristin Jumper
      Title: Assistant Secretary

---

**~~FORTRESS LENDING FUND IV (B)~~HL INTERNATIONAL INVESTORS L.P. SERIES N**

**BY: HL INTERNATIONAL INVESTORS GP LLC, ITS GENERAL PARTNER**

By: ~~Fortress Lending Advisors IV LLC, its investment manager  By:  /s/ David Brooks~~ /s/ Kristin Jumper
      Name: ~~David Brooks~~ Kristin Jumper
      Title: Assistant Secretary

---

**~~FORTRESS LENDING FUND IV (C)~~HL INTERNATIONAL INVESTORS L.P. SERIES O**

**BY: HL INTERNATIONAL INVESTORS GP LLC, ITS GENERAL PARTNER**

By: ~~Fortress Lending Advisors IV LLC, its investment manager  By:  /s/ David Brooks~~ /s/ Kristin Jumper
      Name: ~~David Brooks~~ Kristin Jumper
      Title: Assistant Secretary

---

~~FORTRESS LENDING FUND IV (D) LP~~
**HL INTERNATIONAL INVESTORS L.P. SERIES Q**

**BY: HL INTERNATIONAL INVESTORS GP LLC, ITS GENERAL PARTNER**

By: ~~Fortress Lending Advisors IV LLC, its investment manager  By:  /s/ David Brooks~~ /s/ Kristin Jumper
      Name: ~~David Brooks~~ Kristin Jumper
      Title: Assistant Secretary

---

**HL INTERNATIONAL INVESTORS LP SERIES I**

~~FORTRESS LENDING IV HOLDINGS L.P.~~

~~By: Fortress Lending Advisors IV LLC, its investment manager~~

**BY: HL INTERNATIONAL INVESTORS GP LLC, ITS GENERAL PARTNER**

By:    /s/ ~~David Brooks~~ Kristin Jumper_____
      Name: ~~David Brooks~~ Kristin Jumper
      Title: Assistant Secretary

~~FORTRESS INTELLECTUAL PROPERTY OPPORTUNITIES FUND II~~
**HL INTERNATIONAL INVESTORS LP, HL SECONDARY OPPORTUNITIES 2018 SERIES**
~~(A)        LP~~
**BY: HL INTERNATIONAL INVESTORS GP LLC, ITS GENERAL PARTNER**

By: ~~FIP Fund II GP LLC, its general partner By:~~ /s/ ~~David Brooks~~Kristin Jumper
     Name: ~~David Brooks~~ Kristin Jumper
     Title: __Assistant__ Secretary

---

~~FORTRESS INTELLECTUAL PROPERTY OPPORTUNITIES FUND II~~
__(B)__     __HL INTERNATIONAL INVESTORS__ LP__, SERIES H1__

__BY: HL INTERNATIONAL INVESTORS GP LLC, ITS GENERAL PARTNER__

By: ~~FIP Fund II GP LLC, its general partner By:~~ /s/ ~~David Brooks~~Kristin Jumper
     Name: ~~David Brooks~~ Kristin Jumper
     Title: __Assistant__ Secretary

---

~~FORTRESS INTELLECTUAL PROPERTY OPPORTUNITIES FUND II~~
__HL INTERNATIONAL INVESTORS LP, SERIES P__
~~(C)~~     ~~L.P.~~
__BY: HL INTERNATIONAL INVESTORS GP LLC, ITS GENERAL PARTNER__

By: ~~FIP Fund II GP LLC, its general partner By:~~ /s/ ~~David Brooks~~Kristin Jumper
     Name: ~~David Brooks~~ Kristin Jumper
     Title: __Assistant__ Secretary

---

__HL LARGE BUYOUT CLUB FUND V__

__BY: HL LARGE BUYOUT CLUB FUND V GP SARL__

__By:__     __/s/ Lydia A. Gavalis__
     __Name: Lydia A. Gavalis__
     __Title: Manager__

---

__HL LARGE BUYOUT CLUB FUND VI__

__BY: HL LARGE BUYOUT CLUB FUND VI GP SARL__

__By:__     __/s/ Lydia A. Gavalis__
     __Name: Lydia A. Gavalis__
     __Title: Manager__

---

~~FORTRESS INTELLECTUAL PROPERTY OPPORTUNITIES__HL MIRAS SECONDARY__ FUND ~~II~~__LP__
~~(D)~~     ~~L.P.~~
__BY: HL EVERGREEN SECONDARY GP LLC, ITS GENERAL PARTNER__
~~By: FIP Fund II GP LLC, its general partner By: /s/ David Brooks~~
__By:__     __/s/ Kristin Jumper__
     Name: ~~David Brooks~~ Kristin Jumper
     Title: __Assistant__ Secretary

~~FORTRESS LEGAL__HL PRIVATE__ ASSETS ~~FUND I (A)__HOLDINGS__ LP

__BY: HL GPA GP LLC, ITS GENERAL PARTNER__

By: ~~FLA Fund I GP LLC, its general partner By:~~ /s/ ~~David Brooks~~Kristin Jumper
     Name: ~~David Brooks~~ Kristin Jumper
     Title: __Assistant__ Secretary

---

~~FORTRESS LEGAL ASSETS FUND I (B) LP~~

**HL/AS GLOBAL COINVEST LP**

**BY: HL/AS GLOBAL COINVEST GP, LLC, ITS GENERAL PARTNER**

By: ~~FLA Fund I GP LLC, its general partner  By:~~ /s/ ~~David Brooks~~ Kristin Jumper

Name: ~~David Brooks~~ Kristin Jumper

Title: Assistant Secretary

---

~~FORTRESS LEGAL ASSETS FUND I (C) LP~~
**HLSF IV HOLDINGS LP**

**BY: HAMILTON LANE SECONDARY FUND IV GP LLC, ITS GENERAL PARTNER**

By: ~~FLA Fund I GP LLC, its general partner  By:~~ /s/ ~~David Brooks~~ Kristin Jumper

Name: ~~David Brooks~~ Kristin Jumper

Title: Assistant Secretary

---

~~FORTRESS LEGAL ASSETS FUND II (A) LP~~
**HL VENTURE CAPITAL CLUB FUND**

**BY: HL VENTURE CAPITAL CLUB FUND GP SARL**

By: /s/ Lydia A. Gavalis

Name: Lydia A. Gavalis

Title: Manager

---

**HUDSON RIVER CO-INVESTMENT FUND III L.P.**

**BY: HAMILTON LANE NEW YORK CO-INVESTMENT III LLC, ITS GENERAL PARTNER**

By: ~~FLA Fund II GP LLC, its general partner  By:~~ /s/ ~~David Brooks~~ Kristin Jumper

Name: ~~David Brooks~~ Kristin Jumper

Title: Assistant Secretary

---

~~FORTRESS LEGAL ASSETS FUND II (B) LP~~
**INNOVATION LANE LP**

**BY: INNOVATION LANE GP LLC, ITS GENERAL PARTNER**

By: ~~FLA Fund II GP LLC, its general partner  By:~~ /s/ ~~David Brooks~~ Kristin Jumper

Name: ~~David Brooks~~ Kristin Jumper

Title: Assistant Secretary

---

**JATI PRIVATE EQUITY FUND III L.P.**
~~45~~

**BY: JATI GP LLC, ITS GENERAL PARTNER**
~~FORTRESS LEGAL ASSETS FUND II (C) LP~~
By: ~~FLA Fund II GP LLC, its general partner  By:~~ /s/ ~~David Brooks~~ Kristin Jumper

Name: ~~David Brooks~~ Kristin Jumper

Title: Assistant Secretary

---

~~DRAWBRIDGE SPECIAL OPPORTUNITIES~~ **KPI-HAMILTON LANE MULTI-STRATEGY FUND I MASTER LP**

**BY: KPI – HAMILTON LANE MULTI-STRATEGY FUND I GP LLC, ITS GENERAL PARTNER**

By: ~~Drawbridge Special Opportunities GP LLC, its general partner  By:  /s/ David Brooks~~ /s/ Kristin Jumper

Name: ~~David Brooks~~ Kristin Jumper
Title: Assistant Secretary

~~DRAWBRIDGE SPECIAL OPPORTUNITIES FUND LTD~~

~~By: Drawbridge Special Opportunities Advisors LLC, its investment advisor~~

**KPS-HAMILTON LANE MULTI-STRATEGY FUND I MASTER LP**

**BY: KPS – HAMILTON LANE MULTI-STRATEGY FUND I GP LLC, ITS GENERAL PARTNER**

By:　/s/ ~~David Brooks~~ Kristin Jumper _____
Name: ~~David Brooks~~ Kristin Jumper
Title: Assistant Secretary

~~FORTRESS CREDIT BSL VII LIMITED~~

**KTCU HL INFRASTRUCTURE MASTER FUND LP**

**BY: KTCU INFRASTRUCTURE FUND GP LLC, ITS GENERAL PARTNER**

By:　/s/ ~~Stacy Bodden~~ Kristin Jumper _____
Name: ~~Stacy Bodden~~ Kristin Jumper
Title: ~~Director~~ Assistant Secretary

~~FORTRESS CREDIT BSL VIII LIMITED~~

**LIBRA TAURUS PE FUND MASTER LP**

**BY: LIBRA TAURUS PE FUND GP LLC, ITS GENERAL PARTNER**

By:　/s/ ~~Stacy Bodden~~ Kristin Jumper _____
Name: ~~Stacy Bodden~~ Kristin Jumper
Title: ~~Director~~ Assistant Secretary

~~FORTRESS CREDIT BSL IX LIMITED~~

**MORAN REAL ASSET FUND II, L.P.**

**BY: HL MORAN GP LLC, ITS GENERAL PARTNER**

By:　/s/ ~~Stacy Bodden~~ Kristin Jumper _____
Name: ~~Stacy Bodden~~ Kristin Jumper
Title: ~~Director~~ Assistant Secretary

~~FORTRESS CREDIT BSL X LIMITED~~

**MORAN REAL ASSET FUND III, L.P.**

**BY: HL MORAN GP LLC, ITS GENERAL PARTNER**

By:　/s/ ~~Stacy Bodden~~ Kristin Jumper _____
Name: ~~Stacy Bodden~~ Kristin Jumper
Title: ~~Director~~ Assistant Secretary

**NEW YORK CREDIT CO-INVESTMENT FUND II LP**

~~FORTRESS CREDIT BSL XI LIMITED~~

**BY: NEW YORK CREDIT CO-INVESTMENT FUND GP II L.L.C., ITS GENERAL PARTNER**

By:　/s/ ~~Stacy Bodden~~ Kristin Jumper _____
Name: ~~Stacy Bodden~~ Kristin Jumper
Title: ~~Director~~ Assistant Secretary

~~FORTRESS CREDIT BSL XII LIMITED~~

**NEW YORK CREDIT SBIC FUND L.P.**

**BY: NEW YORK CREDIT SBIC FUND GP LLC, ITS GENERAL PARTNER**

By:    /s/ ~~Stacy Bodden~~ Kristin Jumper
       Name: ~~Stacy Bodden~~ Kristin Jumper
       Title: ~~Director~~ Assistant Secretary

~~FORTRESS CREDIT BSL XIII LIMITED~~

**RAPM NM SECONDARY OPPORTUNITY FUND, L.P.**

**BY: HL NM SECONDARY OPPORTUNITY GP, LLC, ITS GENERAL PARTNER**

By:    /s/ ~~Stacy Bodden~~ Kristin Jumper
       Name: ~~Stacy Bodden~~ Kristin Jumper
       Title: ~~Director~~ Assistant Secretary

~~FORTRESS CREDIT BSL XIV LIMITED~~

**RUSSELL INVESTMENTS HL PRIVATE MARKETS CO-INVESTMENT MASTER FUND LP**

**BY: RUSSELL INVESTMENTS HAMILTON LANE GP SARL**

By:    /s/ ~~Stacy Bodden~~ Lydia A. Gavalis
       Name: ~~Stacy Bodden~~ Lydia A. Gavalis
       Title: ~~Director~~ Manager

~~FORTRESS CREDIT BSL XV LIMITED~~

**RUSSELL INVESTMENTS HL PRIVATE MARKETS SECONDARY MASTER FUND LP**

**BY: RUSSELL INVESTMENTS HAMILTON LANE GP SARL**

By:    /s/ ~~Monette de Luna~~ Lydia A. Gavalis
       Name: ~~Monette de Luna~~ Lydia A. Gavalis
       Title: ~~Director~~ Manager

~~FORTRESS CREDIT BSL XVI LIMITED~~

**SIXTH STOCKHOLM CI-SPV LP**

**BY: HL SECOND STOCKHOLM GP LLC, ITS GENERAL PARTNER**

By:    /s/ ~~Monette de Luna~~ Kristin Jumper
       Name: ~~Monette de Luna~~ Kristin Jumper
       Title: ~~Director~~ Assistant Secretary

~~FORTRESS CREDIT BSL XVII LIMITED~~

**SRE HL PE 1 (MASTER) LP**

**BY: SR HL PE 1 GP LLC, ITS GENERAL PARTNER**

By:    /s/ ~~Stacy Bodden~~ Kristin Jumper
       Name: ~~Stacy Bodden~~ Kristin Jumper
       Title: ~~Director~~ Assistant Secretary

~~FORTRESS CREDIT BSL XVIII LIMITED~~

**SREH HL PE 1 (MASTER) LP**

**BY: SR HL PE 1 GP LLC, ITS GENERAL PARTNER**

By:     /s/ ~~Monette de Luna~~ Kristin Jumper
        Name: ~~Monette de Luna~~ Kristin Jumper
        Title: ~~Director~~ Assistant Secretary


**SRZ HL PE 1 (MASTER) LP**

~~47~~

~~FORTRESS CREDIT BSL XIX LIMITED~~

**BY: SR HL PE 1 GP LLC, ITS GENERAL PARTNER**

By:     /s/ ~~Monette de Luna~~ Kristin Jumper
        Name: ~~Monette de Luna~~ Kristin Jumper
        Title: ~~Director~~ Assistant Secretary

~~FORTRESS CREDIT BSL XX LIMITED~~

**TARRAGON MASTER FUND LP**

**BY: TARRAGON GP LLC, ITS GENERAL PARTNER**

By:     /s/ ~~Monette de Luna~~ Kristin Jumper
        Name: ~~Monette de Luna~~ Kristin Jumper
        Title: ~~Director~~ Assistant Secretary

~~FORTRESS CREDIT BSL XXI LIMITED~~

**TOWER BRIDGE SELECT OPPORTUNITIES – A MASTER FUND LP**

**BY: TOWER BRIDGE SELECT OPPORTUNITIES – A MASTER FUND GP LLC, ITS GENERAL PARTNER**

By:     /s/ ~~Monette de Luna~~ Kristin Jumper
        Name: ~~Monette de Luna~~ Kristin Jumper
        Title: ~~Director~~ Assistant Secretary

~~FORTRESS CREDIT BSL XXII LIMITED~~

**TTCPFS HL INVESTMENTS SPLITTER AIV FUND LP**

**BY: TTCPFS HL INVESTMENTS SPLITTER AIV FUND GP LLC, ITS GENERAL PARTNER**

By:     /s/ ~~Monette de Luna~~ Kristin Jumper
        Name: ~~Monette de Luna~~ Kristin Jumper
        Title: ~~Director~~ Assistant Secretary

~~FORTRESS CREDIT BSL XXIII LIMITED~~

**UTAH REAL ASSETS PORTFOLIO, LP**

**BY: HL UTES GP LLC, ITS GENERAL PARTNER**

By:     /s/ ~~Monette de Luna~~ Kristin Jumper
        Name: ~~Monette de Luna~~ Kristin Jumper
        Title: ~~Director~~ Assistant Secretary

~~FORTRESS CREDIT BSL XXIV LIMITED~~

**HAMILTON LANE SECONDARY FUND V INTERNATIONAL SERIES FUND LP, SERIES 2**

**BY: HAMILTON LANE SECONDARY FUND V GP LLC, ITS GENERAL PARTNER**

By:     /s/ ~~Monette de Luna~~ Kristin Jumper

Name: ~~Monette de Luna~~ Kristin Jumper
Title: ~~Director~~ Assistant Secretary

~~**FORTRESS CREDIT EUROPE BSL 2024-1 DAC**~~

**HAMILTON LANE INFRASTRUCTURE FUND HOLDINGS LP**

**BY: HL REAL ASSETS GP LLC, ITS GENERAL PARTNER**

By: /s/ ~~Grainne Kirwan~~ Kristin Jumper____________
Name: ~~Grainne Kirwan~~ Kristin Jumper
Title: ~~Director~~ Assistant Secretary

~~**FDF V LIMITED**~~

**HAMILTON LANE INFRASTRUCTURE FUND HOLDINGS-2 LP**

**BY: HL REAL ASSETS GP LLC, ITS GENERAL PARTNER**

By: /s/ ~~Monette de Luna~~ Kristin Jumper____________
Name: ~~Monette de Luna~~ Kristin Jumper
Title: ~~Director~~ Assistant Secretary



**~~FORTRESS CREDIT~~HAMILTON LANE EQUITY OPPORTUNITIES ~~IX~~FUND V HOLDING ~~C~~L~~O~~P ~~LIMITED~~**

**BY: HAMILTON LANE EQUITY OPPORTUNITIES GP V LLC, ITS GENERAL PARTNER**

By: /s/ ~~Stacy Bodden~~ Kristin Jumper____________
Name: ~~Stacy Bodden~~ Kristin Jumper
Title: ~~Director~~ Assistant Secretary

~~**FORTRESS CREDIT OPPORTUNITIES XV CLO LIMITED**~~

**HAMILTON LANE EQUITY OPPORTUNITIES FUND V HOLDING-2 LP**

**BY: HAMILTON LANE EQUITY OPPORTUNITIES GP V LLC, ITS GENERAL PARTNER**

By: /s/ ~~Stacy Bodden~~ Kristin Jumper____________
Name: ~~Stacy Bodden~~ Kristin Jumper
Title: ~~Director~~ Assistant Secretary

~~**FORTRESS CREDIT OPPORTUNITIES VIII CLO LLC**~~
**ASTRO MASTER FUND III LP**

**BY: HL ASTRO FUND III GP LLC, ITS GENERAL PARTNER**

By: ~~Maples Fiduciary Services (Delaware) Inc., its Manager By: /s/ Jeffrey Everhart~~ /s/ Kristin Jumper
Name: ~~Jeffrey Everhart Title: Authorized Signer~~ Kristin Jumper
Title: Assistant Secretary

~~**FORTRESS CREDIT OPPORTUNITIES XIX CLO LIMITED**~~

**DRAGON HL L.P.**

**BY: HL PENHA GP LLC, ITS GENERAL PARTNER**

By: /s/ ~~Stacy Bodden~~ Kristin Jumper____________
Name: ~~Stacy Bodden~~ Kristin Jumper
Title: ~~Authorized Signer~~ Assistant Secretary

~~**FORTRESS CREDIT OPPORTUNITIES XXI CLO LLC**~~
**EDGEWOOD PARTNERS II LP**

**BY: HL EDGEWOOD GP II LLC, ITS GENERAL PARTNER**

By: ~~Maples Fiduciary Services (Delaware) Inc., its Manager  By:  /s/ Jeffrey Everhart~~ /s/ Kristin Jumper
    Name: ~~Jeffrey Everhart  Title: Authorized Signer~~ Kristin Jumper
    Title:  Assistant Secretary

_____

**EDGEWOOD PARTNERS III, L.P.**
~~49~~

**BY: HL EDGEWOOD GP III LLC, ITS GENERAL PARTNER**
~~FORTRESS CREDIT OPPORTUNITIES XXIII CLO LLC~~
By: ~~FCOD CLO Management LLC, as a member  By:~~          ~~/s/  David Brooks~~Kristin Jumper
    Name: ~~David Brooks~~ Kristin Jumper
    Title: Assistant Secretary

                                        ~~By: FCO XXIII CLO Investor LLC, as a member~~

                                        ~~By:  /s/ David Brooks~~
                                        ~~Name: David Brooks~~
                                        ~~Title: Secretary~~

                                        ~~DBDB FUNDING LLC~~

**HAMILTON LANE CAPITAL TOWER FUND LP**

**BY: HAMILTON LANE SPV GP LLC, ITS GENERAL PARTNER**

By:       /s/ Kristin Jumper_____
          Name:  Kristin Jumper
          Title:  Assistant Secretary

**HAMILTON LANE STRATEGIC OPPORTUNITIES FUND VIII HOLDINGS LP**

**BY: HAMILTON LANE STRATEGIC OPPORTUNITIES FUND VIII GP LLC, ITS GENERAL PARTNER**

By:       /s/ ~~David Brooks~~Kristin Jumper_____
          Name: ~~David Brooks~~ Kristin Jumper
          Title: Assistant Secretary

~~FLF III-IV MA CRPTF HOLDINGS FINANCE L.P.~~
**HAMILTON LANE VENTURE ACCESS FUND I HOLDINGS LP**

**BY: HAMILTON LANE VENTURE ACCESS FUND I GP LLC, ITS GENERAL PARTNER**

By: ~~FLF III-IV MA CPRTF Advisors LLC, its investment manager  By:  /s/ David Brooks~~ /s/ Kristin Jumper
    Name: ~~David Brooks~~ Kristin Jumper
    Title: Assistant Secretary

_____

~~FLF III AB HOLDINGS FINANCE L.P.~~
**HAMILTON LANE/NYSCRF ISRAEL INVESTMENT FUND II LP**

**BY: HL/NY ISRAEL INVESTMENT FUND II GP LLC, ITS GENERAL PARTNER**

By: ~~Fortress Lending Advisors III LLC, its investment manager  By:  /s/ David Brooks~~ /s/ Kristin Jumper
    Name: ~~David Brooks~~ Kristin Jumper
    Title: Assistant Secretary

_____

~~FLF III HOLDINGS FINANCE L.P.~~
**HL ADVANCED SUSTAINABLE TOTAL RETURN OPPORTUNITIES FUND III**

**BY: HL ASTRO FUND III GP LLC, ITS GENERAL PARTNER**

By: ~~Fortress Lending Advisors III LLC, its investment manager  By:  /s/ David Brooks~~ /s/ Kristin Jumper
    Name: ~~David Brooks~~ Kristin Jumper
    Title: Assistant Secretary


**HL ENVIRONMENTAL FUND LP**

~~50~~

**BY: HL ENVIRONMENT FUND GP LLC, ITS GENERAL PARTNER**
~~FLF III GMS HOLDINGS FINANCE L.P.~~

By: ~~Fortress Lending Advisors III LLC, its investment manager  By:  /s/ David Brooks~~ /s/ Kristin Jumper
    Name: ~~David Brooks~~ Kristin Jumper
    Title: Assistant Secretary


**HL P PLUS ESG CO-INVEST FUND I LP**

**BY: HL P PLUS CO-INVEST FUND I GP LLC, ITS GENERAL PARTNER**

By:      /s/ Kristin Jumper
    Name:  Kristin Jumper
    Title:  Assistant Secretary


**HL REAL ASSET OPPORTUNITIES – A MASTER FUND LP**

**BY: HL REAL ASSET OPPORTUNITIES – A MASTER FUND GP LLC, ITS GENERAL PARTNER**

By:      /s/ Kristin Jumper
    Name:  Kristin Jumper
    Title:  Assistant Secretary


~~FLF~~PENHA FUND I~~II SM HOLDINGS FINANCE~~ L.P.

~~By: FLF III SM HOLDINGS FINANCE CM LLC., its servicer~~

**BY: HL PENHA GP LLC, ITS GENERAL PARTNER**

~~By: Fortress Lending III Holdings L.P., its sole member~~

By: ~~Fortress Lending Advisors III LLC, its investment manager  By:  /s/ David Brooks~~ /s/ Kristin Jumper
    Name: ~~David Brooks~~ Kristin Jumper
    Title: Assistant Secretary


~~FLF~~PENHA FUND II~~I BAM HOLDINGS FINANCE~~ L.P.

**BY: HL PENHA GP LLC, ITS GENERAL PARTNER**

~~By: FLF BAM Holdings Finance CM LLC, its servicer~~

~~By: Fortress Lending Holdings III L.P., its sole member~~

~~By: Fortress Lending Advisors III LLC, its investment manager~~

By:      /s/ Kristin Jumper
    Name:  Kristin Jumper
    Title:  Assistant Secretary


**PHOENIX HL L.P.**

**BY: HL PENHA GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
    Name:  Kristin Jumper
    Title:  Assistant Secretary


**DIRECT CREDIT FUND LP**

**BY: RUSSELL INVESTMENTS HAMILTON LANE DE GP LLC, ITS GENERAL PARTNER**

By: /s/ ~~David Brooks~~ Kristin Jumper
    Name: ~~David Brooks~~ Kristin Jumper
    Title: Assistant Secretary

~~FORT CRE 2022-FL3 ISSUER LLC~~

**SMART CLEAN AIR AND ENERGY FUND LP**

**BY: SMART CLEAN AIR AND ENERGY FUND GP LLC, ITS GENERAL PARTNER**

By: /s/ ~~David Brooks~~ Kristin Jumper
    Name: ~~David Brooks~~ Kristin Jumper
    Title: Assistant Secretary


**WPP HL CREDIT OPPORTUNITIES FUND LP**

~~FORTRESS~~**BY: WPP HL CREDIT OPPORTUNITIES ~~VI ADVISORS~~FUND GP LLC, ITS GENERAL PARTNER**

By: /s/ ~~David Brooks~~ Kristin Jumper
    Name: ~~David Brooks~~ Kristin Jumper
    Title: Assistant Secretary


**SIXTH STOCKHOLM GLOBAL PRIVATE EQUITY LP**

~~51~~

~~FORTRESS CREDIT OPPORTUNITIES VI-C ADVISORS LLC~~

**BY: HL SECOND STOCKHOLM GP LLC, ITS GENERAL PARTNER**

By: /s/ ~~David Brooks~~ Kristin Jumper
    Name: ~~David Brooks~~ Kristin Jumper
    Title: Assistant Secretary


**HL CANADA HEALTH LP**

**BY: HL CANADA HEALTH GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
    Name:  Kristin Jumper
    Title:  Assistant Secretary


**CLAL HAMILTON LANE CREDIT INTERNATIONAL SCOPE JV, L.P.**

~~FORTRESS~~**BY: HL CLAL CREDIT ~~OPPORTUNITIES V ADVISORS~~GP LLC, ITS GENERAL PARTNER**

By: /s/ ~~David Brooks~~ Kristin Jumper
    Name: ~~David Brooks~~ Kristin Jumper
    Title: Assistant Secretary


**CLAL HAMILTON LANE CREDIT INTERNATIONAL SO VII JV, LP**

**~~FORTRESS~~BY: HL CLAL** CREDIT ~~OPPORTUNITIES V-C ADVISORS~~GP LLC, ITS GENERAL PARTNER

By:   /s/ ~~David Brooks~~ Kristin Jumper
      Name: ~~David Brooks~~ Kristin Jumper
      Title: Assistant Secretary

~~FORTRESS LENDING ADVISORS III LLC~~

**HL ALPHA CI SPV LP**

**BY: HL EIA CI SPV GP LLC, ITS GENERAL PARTNER**

By:   /s/ ~~David Brooks~~ Kristin Jumper
      Name: ~~David Brooks~~ Kristin Jumper
      Title: Assistant Secretary

~~FORTRESS LENDING ADVISORS IV LLC~~

**ETHMAR TECHNOLOGY MASTER FUND LP**

**BY: HL ETHMAR TECHNOLOGY FUND GP, LLC**

By:   /s/ ~~David Brooks Name: David Brooks Title: Secretary~~Kristin Jumper
      Name: Kristin Jumper
      Title: Assistant Secretary

~~FORTRESS IP ADVISORS II LLC~~

**APA HOLDINGS LP**

**BY: APA GP, LLC, ITS GENERAL PARTNER**

By:   /s/ ~~David Brooks~~ Kristin Jumper
      Name: ~~David Brooks~~ Kristin Jumper
      Title: Assistant Secretary

~~FORTRESS IP ADVISORS II C LLC~~

**HAMILTON LANE EQUITY OPPORTUNITIES FUND V-A LP**

**BY: HAMILTON LANE EQUITY OPPORTUNITIES GP V LLC, ITS GENERAL PARTNER**

By:   /s/ ~~David Brooks~~ Kristin Jumper
      Name: ~~David Brooks~~ Kristin Jumper
      Title: Assistant Secretary

~~FORTRESS LEGAL ASSETS ADVISORS LLC~~

**HAMILTON LANE EQUITY OPPORTUNITIES FUND V-B LP**

**BY: HAMILTON LANE EQUITY OPPORTUNITIES GP V LLC, ITS GENERAL PARTNER**

By:   /s/ ~~David Brooks~~ Kristin Jumper
      Name: ~~David Brooks~~ Kristin Jumper
      Title: Assistant Secretary

**HAMILTON LANE EQUITY OPPORTUNITIES FUND VI-A LP**

~~FORTRESS LEGAL ASSETS ADVISORS II LLC~~

**BY: HAMILTON LANE EQUITY OPPORTUNITIES GP VI LLC, ITS GENERAL PARTNER**

By: /s/ ~~David Brooks~~ Kristin Jumper
Name: ~~David Brooks~~ Kristin Jumper
Title: Assistant Secretary


**HAMILTON LANE EQUITY OPPORTUNITIES FUND VI-B LP**

~~DRAWBRIDGE SPECIAL~~**BY: HAMILTON LANE EQUITY** OPPORTUNITIES ~~ADVISORS~~GP VI LLC**, ITS GENERAL PARTNER**

By: /s/ ~~David Brooks~~ Kristin Jumper
Name: ~~David Brooks~~ Kristin Jumper
Title: Assistant Secretary

~~FCO MA CENTRE II ADVISORS LLC~~

**HAMILTON LANE EQUITY OPPORTUNITIES FUND VI HOLDINGS LP**

**BY: HAMILTON LANE EQUITY OPPORTUNITIES GP VI LLC, ITS GENERAL PARTNER**

By: /s/ ~~David Brooks~~ Kristin Jumper
Name: ~~David Brooks~~ Kristin Jumper
Title: Assistant Secretary

~~FC BSL VII MANAGEMENT LLC~~

**HAMILTON LANE EQUITY OPPORTUNITIES FUND VI HOLDINGS-2 LP**

**BY: HAMILTON LANE EQUITY OPPORTUNITIES GP VI LLC, ITS GENERAL PARTNER**

By: /s/ ~~David Brooks~~ Kristin Jumper
Name: ~~David Brooks~~ Kristin Jumper
Title: Assistant Secretary

~~FC BSL VIII MANAGEMENT LLC~~

**HL GLOBAL VENTURE CAPITAL AND GROWTH CAYMAN HOLDINGS LP**

**BY: HL GLOBAL VENTURE CAPITAL AND GROWTH CAYMAN HOLDINGS GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary


**HAMILTON LANE EUROPEAN INVESTORS SCA SICAV-RAIF - GPA INVESTMENTS SUB-FUND**

**BY: HL EUROPEAN INVESTORS GP S.À R.L., ITS GENERAL PARTNER**

By: /s/ ~~David Brooks~~ Kristin Jumper
Name: ~~David Brooks~~ Kristin Jumper
Title: Assistant Secretary

~~FC BSL IX MANAGEMENT LLC~~

**HL PRIVATE INFRA FUND CAYMAN HOLDINGS LP**

**BY: HL PRIVATE INFRA CAYMAN HOLDINGS GP LLC, ITS GENERAL PARTNER**

By: /s/ ~~David Brooks~~ Kristin Jumper
Name: ~~David Brooks~~ Kristin Jumper
Title: Assistant Secretary

~~FC BSL X MANAGEMENT LLC~~

**HAMILTON LANE IMPACT FUND II LP**

**BY: HL IMPACT FUND II GP LLC, ITS GENERAL PARTNER**

By:   /s/ ~~David Brooks~~ Kristin Jumper
     Name: ~~David Brooks~~ Kristin Jumper
     Title: Assistant Secretary

~~FC BSL XI MANAGEMENT LLC~~

**HAMILTON LANE IMPACT FUND III-A LP**

**BY: HL IMPACT FUND III GP LLC, ITS GENERAL PARTNER**

By:   /s/ ~~David Brooks~~ Kristin Jumper
     Name: ~~David Brooks~~ Kristin Jumper
     Title: Assistant Secretary

**HAMILTON LANE IMPACT FUND III-B LP**

~~53~~

~~FC BSL XII MANAGEMENT LLC~~

**BY: HL IMPACT FUND III GP LLC, ITS GENERAL PARTNER**

By:   /s/ ~~David Brooks~~ Kristin Jumper
     Name: ~~David Brooks~~ Kristin Jumper
     Title: Assistant Secretary

~~FC BSL XIII MANAGEMENT LLC~~

**HL IMPACT III HOLDINGS LP**

**BY: HL IMPACT FUND III GP LLC, ITS GENERAL PARTNER**

By:   /s/ ~~David Brooks~~ Kristin Jumper
     Name: ~~David Brooks~~ Kristin Jumper
     Title: Assistant Secretary

~~FC BSL XIV MANAGEMENT LLC~~

**HAMILTON LANE INFRASTRUCTURE OPPORTUNITIES FUND II LP**

**BY: HL INFRASTRUCTURE OPPORTUNITIES FUND II GP LLC, ITS GENERAL PARTNER**

By:   /s/ ~~David Brooks~~ Kristin Jumper
     Name: ~~David Brooks~~ Kristin Jumper
     Title: Assistant Secretary

~~FC BSL CLO MANAGER LLC~~

**HAMILTON LANE INFRASTRUCTURE OPPORTUNITIES FUND II HOLDINGS LP**

**BY: HL INFRASTRUCTURE OPPORTUNITIES FUND II GP LLC, ITS GENERAL PARTNER**

By:   /s/ ~~David Brooks~~ Kristin Jumper
     Name: ~~David Brooks~~ Kristin Jumper
     Title: Assistant Secretary

**HAMILTON LANE INFRASTRUCTURE OPPORTUNITIES FUND II HOLDINGS-2 LP**

~~FC BSL~~Y: ~~C~~HL~~O MANAGER~~ INFRASTRUCTURE OPPORTUNITIES FUND II GP LLC, ITS GENERAL PARTNER

By:     /s/ ~~David Brooks~~ Kristin Jumper
Name: ~~David Brooks~~ Kristin Jumper
Title: Assistant Secretary

~~FC BSL XVII MANAGEMENT LLC~~

**HAMILTON LANE INFRASTRUCTURE OPPORTUNITIES FUND LP**

**BY: HL REAL ASSETS GP LLC, ITS GENERAL PARTNER**

By:     /s/ Kristin Jumper
Name:  Kristin Jumper
Title:  Assistant Secretary

**HAMILTON LANE NATIONAL SMALL BUSINESS CREDIT FUND, LP**

**BY: HAMILTON LANE NATIONAL SMALL BUSINESS CREDIT FUND GP, LLC, ITS GENERAL PARTNER**

By:     /s/ ~~David Brooks~~ Kristin Jumper
Name: ~~David Brooks~~ Kristin Jumper
Title: ~~Secretary~~ Principal

~~FC BSL XVIII MANAGEMENT LLC~~

**HL PRIVATE MARKETS ACCESS HOLDINGS SCSP**

**BY: HL PRIVATE MARKETS ACCESS GP S.À R.L., ITS GENERAL PARTNER**

By:     /s/ ~~David Brooks~~ Kristin Jumper
Name: ~~David Brooks~~ Kristin Jumper
Title: Assistant Secretary

~~FC BSL CLO MANAGER IV LLC~~

**HAMILTON LANE RE OPPORTUNITIES FUND I LP**

**BY: HAMILTON LANE RE OPPORTUNITIES FUND I GP LLC, ITS GENERAL PARTNER**

By:     /s/ ~~David Brooks~~ Kristin Jumper
Name: ~~David Brooks~~ Kristin Jumper
Title: Assistant Secretary

**HAMILTON LANE RE OPPORTUNITIES FUND I LP (SERIES B)**

~~54~~

~~FC BSL CLO MANAGER III LLC~~

**BY: HAMILTON LANE RE OPPORTUNITIES FUND I GP LLC, ITS GENERAL PARTNER**

By:     /s/ ~~David Brooks~~ Kristin Jumper
Name: ~~David Brooks~~ Kristin Jumper
Title: Assistant Secretary

~~FC BSL CLO MANAGER V LLC~~

**HAMILTON LANE RE OPPORTUNITIES FUND I LP (SERIES A)**

**BY: HAMILTON LANE RE OPPORTUNITIES FUND I GP LLC, ITS GENERAL PARTNER**

By: /s/ ~~David Brooks~~ Kristin Jumper _____
     Name: ~~David Brooks~~ Kristin Jumper
     Title: Assistant Secretary

~~FCFE CM LLC~~

**HAMILTON LANE SECONDARY FUND VI-A LP**

**BY: HAMILTON LANE SECONDARY FUND VI GP LLC, ITS GENERAL PARTNER**

By: /s/ ~~David Brooks~~ Kristin Jumper _____
     Name: ~~David Brooks~~ Kristin Jumper
     Title: Assistant Secretary

~~FDF V MANAGEMENT LLC~~

**HAMILTON LANE SECONDARY FUND VI-B LP**

**BY: HAMILTON LANE SECONDARY FUND VI GP LLC, ITS GENERAL PARTNER**

By: /s/ ~~David Brooks~~ Kristin Jumper _____
     Name: ~~David Brooks~~ Kristin Jumper
     Title: Assistant Secretary

~~FCOD CLO MANAGEMENT LLC~~

**HAMILTON LANE SECONDARY FUND VI-D SCSP-RAIF**

**BY: HL EUROPEAN INVESTORS GP S.À R.L., ITS GENERAL PARTNER**

By: /s/ Kristin Jumper _____
     Name: Kristin Jumper
     Title: Manager

**HLSF VI HOLDINGS 3 LP**

**BY: HAMILTON LANE SECONDARY FUND VI GP LLC, ITS GENERAL PARTNER**

By: /s/ ~~David Brooks~~ Kristin Jumper _____
     Name: ~~David Brooks~~ Kristin Jumper
     Title: Assistant Secretary

~~FLF III-IV MA-CRPTF ADVISORS LLC~~

**HLSF VI BLOCKER (CAYMAN) LP**

**BY: HAMILTON LANE SECONDARY FUND VI GP LLC, ITS GENERAL PARTNER**

By: /s/ ~~David Brooks~~ Kristin Jumper _____
     Name: ~~David Brooks~~ Kristin Jumper
     Title: Assistant Secretary

~~FLF III AB HOLDINGS FINANCE CM LLC~~

**HLSF VI BLOCKER (DE) LP**

**BY: HAMILTON LANE SECONDARY FUND VI GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper _____
     Name: Kristin Jumper
     Title: Assistant Secretary

**HL SCOPE MASTER SICAV-RAIF SCSP**

~~By~~BY: ~~Fortress Lending III Holdings~~HAMILTON LANE ADVISORS, L.~~P~~L.~~, its sole member~~C.
~~By: Fortress Lending Advisors III LLC, its investment manager By: /s/ David Brooks~~

By: /s/ Kristin Jumper
Name: Kristin Jumper
Title: Authorized Signatory

**HL SCOPE HOLDINGS S.À.R.L.**

**BY: HAMILTON LANE ADVISORS, L.L.C.**

By: /s/ Kristin Jumper
Name: Kristin Jumper
Title: Authorized Signatory

**HAMILTON LANE STRATEGIC OPPORTUNITIES FUND IX-A LP**

**BY: HAMILTON LANE STRATEGIC OPPORTUNITIES FUND IX GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

**HAMILTON LANE STRATEGIC OPPORTUNITIES FUND IX-B LP**

**BY: HAMILTON LANE STRATEGIC OPPORTUNITIES FUND IX GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
Name: ~~David Brooks~~ Kristin Jumper
Title: Assistant Secretary

**HAMILTON LANE STRATEGIC OPPORTUNITIES FUND IX HOLDINGS-2 LP**
~~55~~

**BY: HAMILTON LANE STRATEGIC OPPORTUNITIES FUND IX GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

**~~FLF~~HAMILTON LANE STRATEGIC OPPORTUNITIES FUND I~~II~~X ~~GMS~~ HOLDINGS ~~FINANCE CM~~ L~~LC~~P**

**BY: HAMILTON LANE STRATEGIC OPPORTUNITIES FUND IX GP LLC, ITS GENERAL PARTNER**
~~By: Fortress Lending III Holdings L.P., its sole member~~
By: ~~Fortress Lending Advisors III LLC, its investment manager By: /s/ David Brooks~~ /s/ Kristin Jumper
Name: ~~David Brooks~~ Kristin Jumper
Title: Assistant Secretary

~~FLF III SM HOLDINGS FINANCE CM LLC~~

**HL VAF I HOLDINGS TRANSACTION LP**
~~By: Fortress Lending III Holdings L.P., its sole member~~
**BY: HAMILTON LANE VENTURE ACCESS FUND I GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

**HL GM PRIVATE MARKETS ACCESS FUND LP**

**BY: HL GM PRIVATE MARKETS ACCESS FUND GP LLC, ITS GENERAL PARTNER**

By: ~~Fortress Lending Advisors III LLC, its investment manager  By:  /s/ David Brooks~~ /s/ Kristin Jumper
     Name: ~~David Brooks~~ Kristin Jumper
     Title:  Assistant Secretary

---

~~FLF III BAM HOLDINGS FINANCE CM LLC~~

**HL GROWTH EQUITY CLUB FUND**

**BY: HL GROWTH EQUITY CLUB FUND GP S.À R.L., ITS GENERAL PARTNER**

By:     /s/ Lydia A. Gavalis
     Name:  Lydia A. Gavalis
     Title:  Manager

**HL LARGE BUYOUT CLUB FUND VII**

**BY: HL LARGE BUYOUT CLUB FUND VI GP S.À R.L., ITS GENERAL PARTNER**

By:     /s/ Lydia A. Gavalis
     Name:  Lydia A. Gavalis
     Title:  Manager

**HL VENTURE CAPITAL CLUB FUND II**

**BY: HL VENTURE CAPITAL CLUB FUND II GP S.À R.L., ITS GENERAL PARTNER**

By:     /s/ Kristin Jumper
     Name:  Kristin Jumper
     Title:  Manager

By: ~~Fortress Lending III Holdings~~ **NEW FINANCE STREET** **L.P.**~~, its sole member~~

**BY: NEW FINANCE STREET GP LLC, ITS GENERAL PARTNER**

By:     /s/ Kristin Jumper
     Name:  Kristin Jumper
     Title:  Assistant Secretary

**HK ORIENTAL PEARL, LPF**

**BY: HAMILTON LANE ASSET MANAGEMENT (HK) LIMITED, ITS GENERAL PARTNER**

By:     /s/ Lydia A. Gavalis
     Name:  Lydia A. Gavalis
     Title:  Director

**HUDSON RIVER CO-INVESTMENT FUND IV L.P.**

**BY: HAMILTON LAND HUDSON RIVER CO-INVESTMENT FUND IV GP LLC, ITS GENERAL PARTNER**

**BY: HAMILTON LANE ADVISORS, L.L.C., ITS MANAGING MEMBER**

By: /s/ Kristin Jumper
Name: Kristin Jumper
Title: Authorized Signatory


**HL BILLY IMPACT PE MASTER FUND LP**

**BY: HL BILLY IMPACT PE FUND GP LLC, ITS GENERAL PARTNER**


By: ~~Fortress Lending Advisors III LLC, its investment manager By: /s/ David Brooks~~ /s/ Kristin Jumper
Name: ~~David Brooks~~ Kristin Jumper
Title: Assistant Secretary


~~FCO MA SUP ADVISORS LLC~~

**KOREA HL STRATEGIC INFRASTRUCTURE MASTER FUND, LP**

**BY: KOREA HL STRATEGIC INFRASTRUCTURE FUND GP, LLC, ITS GENERAL PARTNER**

By: /s/ ~~David Brooks~~ Kristin Jumper
Name: ~~David Brooks~~ Kristin Jumper
Title: Assistant Secretary


~~FCO MA V ADVISORS LLC~~

**KIC HL CO-INVESTMENT FUND, LP**

**BY: KIC HL CO-INVESTMENT FUND GP, LLC, ITS GENERAL PARTNER**

By: /s/ ~~David Brooks~~ Kristin Jumper
Name: ~~David Brooks~~ Kristin Jumper
Title: Assistant Secretary


**KIC HL CO-INVESTMENT MASTER FUND, LP**
~~56~~

~~FORTRESS~~**BY:** ~~F~~**KIC**~~O~~ **HL CO-INVESTMENT FUND** ~~V MA CRPTF ADVISORS~~**GP, LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
Name: Kristin Jumper
Title: Authorized Person


**KOREA HL STRATEGIC INFRASTRUCTURE MASTER FUND II, LP**

**BY: KOREA HL STRATEGIC INFRASTRUCTURE F UND II GP, LLC, ITS GENERAL PARTNER**

By: /s/ ~~David Brooks~~ Kristin Jumper
Name: ~~David Brooks~~ Kristin Jumper
Title: Assistant Secretary


**MMAA HL CO-INVESTMENT MASTER FUND, LP**

~~FCO~~**BY: MMAA HL CO-INVESTMENT FUND** ~~V MA C ADVISORS~~**GP, LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

**EDGEWOOD PARTNERS IV LP**

**BY: HL EDGEWOOD GP IV LLC, ITS GENERAL PARTNER**

By:      /s/ ~~David Brooks~~ Kristin Jumper
      Name: ~~David Brooks~~ Kristin Jumper
      Title: Assistant Secretary

~~FORTRESS CREDIT OPPORTUNITIES XXXIII CLO LLC~~
**NEW YORK CREDIT SBIC FUND II LP**

**BY: NEW YORK CREDIT SBIC FUND GP II LLC, ITS GENERAL PARTNER**

By:      /s/ Kristin Jumper
      Name:  Kristin Jumper
      Title:  Principal


**HL PPLUS CO-INVEST FUND LP**

**BY: HL PPLUS CO-INVEST FUND GP LLC, ITS GENERAL PARTNER**

By: ~~FCOD CLO Management LLC, as a member  By:~~      /s/ ~~David Brooks~~ Kristin Jumper
      Name: ~~David Brooks~~ Kristin Jumper
      Title: Assistant Secretary


~~FORTRESS CREDIT OPPORTUNITIES XXXV CLO LIMITED~~

**HL PNB SMA MASTER FUND LP**

**BY: HL PNB SMA GP LLC, ITS GENERAL PARTNER**

By:      /s/ ~~Monette de Luna~~ Kristin Jumper
      Name: ~~Monette de Luna~~ Kristin Jumper
      Title: ~~Director~~ Assistant Secretary


~~FORTRESS CREDIT OPPORTUNITIES XXXV C~~HL~~O~~ **STRATEGIC RE IRISH HOLDINGS** LLC

**BY: HAMILTON LANE ADVISORS, L.L.C., ITS MANAGER**

By: ~~Fortress Credit Opportunities XXXV CLO Limited, as a member  By:  /s/ Monette de Luna~~      /s/ Kristin Jumper
      Name: ~~Monette de Luna~~ Kristin Jumper
      Title: ~~Director~~ Authorized Person


~~FCO XXXV CLO CM LLC~~

**SMART AIR AND ENERGY MASTER FUND LP**

**BY: SMART AIR AND ENERGY FUND GP LLC, ITS GENERAL PARTNER**

By:      /s/ ~~David Brooks~~ Kristin Jumper
      Name: ~~David Brooks~~ Kristin Jumper
      Title: Assistant Secretary


**HAMILTON LANE PE PROGRAM MASTER FUND L.P.**

~~FORTRESS CREDIT OPPORTUNITIES XXXVII CLO LIMITED~~

**BY: HAMILTON LANE PE PROGRAM GP, LLC, ITS GENERAL PARTNER**

By: /s/ ~~Monette de Luna~~ Kristin Jumper
      Name: ~~Monette de Luna~~ Kristin Jumper
      Title: ~~Director~~ Assistant Secretary

~~**FORTRESS CREDIT OPPORTUNITIES XXXVII CLO LLC**~~
**HAMILTON LANE VA RE SMA, LP**

**BY: HAMILTON LANE VA RE SMA GP, LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
      Name:  Kristin Jumper
      Title:  Assistant Secretary


**MORAN REAL ASSET FUND IV, L.P.**

**BY: HL MORAN GP LLC, ITS GENERAL PARTNER**

By: ~~Fortress Credit Opportunities XXXVII CLO Limited, as a member  By:  /s/ Monette de Luna~~ /s/ Kristin Jumper
      Name: ~~Monette de Luna~~ Kristin Jumper
      Title: ~~Director~~ Assistant Secretary


~~**FCO XXXVII CLO CM LLC**~~

**HAMILTON LANE PRIVATE MARKETS FUND Y TREE CLIENTS (EQUITY) LP**

**BY: HAMILTON LANE PRIVATE MARKETS FUND Y TREE CLIENTS (EQUITY) GP LLC, ITS GENERAL PARTNER**

By: /s/ ~~David Brooks~~ Kristin Jumper
      Name: ~~David Brooks~~ Kristin Jumper
      Title: Assistant Secretary

## SCHEDULE A

| Existing Adviser | Existing Affiliated Fund |
|---|---|
| GREEN CORE FUND, L.P. | |
| HAMILTON LANE/NYSCRF ISRAEL INVESTMENT FUND L.P. | |
| KPS-HAMILTON LANE MULTI-STRATEGY FUND I MASTER LP | |
| LIBRA TAURUS PE FUND MASTER LP | |
| SRE HL PE 1 (MASTER) LP | |
| SREH HL PE 1 (MASTER) LP | |
| SRZ HL PE 1 (MASTER) LP | |
| TARRAGON MASTER FUND LP | |
| Fortress Credit Opportunities VI Advisors LLC | Fortress Credit Opportunities Fund VI (A) LP |
| HAMILTON LANE INFRASTRUCTURE OPPORTUNITIES FUND II HOLDINGS LP | |
| HAMILTON LANE INFRASTRUCTURE OPPORTUNITIES FUND II HOLDINGS-2 LP | |
| HAMILTON LANE EQUITY OPPORTUNITIES FUND V HOLDING LP | |
| HAMILTON LANE EQUITY OPPORTUNITIES FUND V HOLDING-2 LP | |
| EDGEWOOD PARTNERS III, L.P. | |
| HAMILTON LANE CAPITAL TOWER FUND LP | |
| HL ENVIRONMENTAL FUND LP | |
| | Fortress Credit Opportunities Fund VI (B) LP |
| | Fortress Credit Opportunities Fund VI (D) L.P. |
| | Fortress Credit Opportunities Fund VI (E) LP |
| | Fortress Credit Opportunities Fund VI (G) L.P. |
| HL LARGE BUYOUT CLUB FUND VII | |
| HL P PLUS ESG CO-INVEST FUND I LP | |
| SIXTH STOCKHOLM GLOBAL PRIVATE EQUITY LP | |
| HL CANADA HEALTH LP | |
| Fortress Credit Opportunities VI-C Advisors LLC | Fortress Credit Opportunities FundCLAL HAMILTON LANE CREDIT INTERNATIONAL SCOPE JVI(C). L.P. |
| CLAL HAMILTON LANE CREDIT INTERNATIONAL SO VII JV, LP | |
| HL ALPHA CI SPV LP | |
| ETHMAR TECHNOLOGY MASTER FUND LP | |
| APA HOLDINGS LP | |
| Fortress Credit Opportunities V Advisors LLC | Fortress Credit Opportunities Fund V Expansion (A) LP |
| HAMILTON LANE EQUITY OPPORTUNITIES FUND VI-A LP | |
| HAMILTON LANE EQUITY OPPORTUNITIES FUND VI-B LP | |
| HAMILTON LANE EQUITY OPPORTUNITIES FUND VI HOLDINGS LP | |
| HAMILTON LANE EQUITY OPPORTUNITIES FUND VI HOLDINGS-2 LP | |
| HL GLOBAL VENTURE CAPITAL AND GROWTH CAYMAN HOLDINGS LP | |
| HAMILTON LANE EUROPEAN INVESTORS SCA SICAV-RAIF - GPA INVESTMENTS SUB-FUND | |
| HL PRIVATE INFRA FUND CAYMAN HOLDINGS LP | |
| HAMILTON LANE IMPACT FUND II LP | |
| HL IMPACT II HOLDINGS LP | |
| HAMILTON LANE IMPACT FUND III-A LP | |
| HAMILTON LANE IMPACT FUND III-B LP | |
| | Fortress Credit Opportunities Fund V Expansion (B) LP |
| | Fortress Credit Opportunities Fund V Expansion (D) L.P. |
| | Fortress Credit Opportunities Fund V Expansion (E) LP |
| | Fortress Credit Opportunities Fund V Expansion (F) LP Fortress Credit Opportunities Fund V Expansion (G) L.P. |
| HL IMPACT III HOLDINGS LP | |
| HAMILTON LANE INFRASTRUCTURE OPPORTUNITIES FUND II LP | |
| HAMILTON LANE INFRASTRUCTURE OPPORTUNITIES FUND LP | |
| HAMILTON LANE NATIONAL SMALL BUSINESS CREDIT FUND, LP | |
| HAMILTON LANE NM FUND I LP | |
| HL PRIVATE MARKETS ACCESS HOLDINGS SCSP | |
| HAMILTON LANE RE OPPORTUNITIES FUND I LP | |

HAMILTON LANE RE OPPORTUNITIES FUND I LP (SERIES B)

HAMILTON LANE RE OPPORTUNITIES FUND I LP (SERIES A)

HAMILTON LANE SECONDARY FUND VI-D SCSP-RAIF

HLSF VI HOLDINGS 3 LP

HLSF VI BLOCKER (CAYMAN) LP

HLSF VI BLOCKER (DE) LP

HAMILTON LANE STRATEGIC OPPORTUNITIES FUND IX HOLDINGS-2 LP

HAMILTON LANE STRATEGIC OPPORTUNITIES FUND IX HOLDINGS LP

HL VAF I HOLDINGS TRANSACTION LP

HL GM PRIVATE MARKETS ACCESS FUND LP

HL GROWTH EQUITY CLUB FUND

HL VENTURE CAPITAL CLUB FUND II

NEW FINANCE STREET L.P.

HK ORIENTAL PEARL, LPF

~~Fortress Credit Opportunities Fund V Expansion (H) L.P.~~ ~~FCO Fund V MA-C Advisors LLC~~ ~~Fortress Credit Opportunities Fund V Expansion MA-C~~

HUDSON RIVER CO-INVESTMENT FUND IV L.P.

HL BILLY IMPACT PE MASTER FUND LP

KOREA HL STRATEGIC INFRASTRUCTURE MASTER FUND, LP

KIC HL CO-INVESTMENT FUND, LP

KIC HL CO-INVESTMENT MASTER FUND, LP

KOREA HL STRATEGIC INFRASTRUCTURE MASTER FUND II, LP

MMAA HL CO-INVESTMENT MASTER FUND, LP

PENHA FUND I L.P.

~~Fortress FCO Fund V MA-CRPTF Advisors LLC~~ ~~Fortress Credit Opportunities Fund V Expansion MA-CRPTF LP~~

~~FCO MA V Advisors LLC~~ ~~FCO MA V L.P.~~

EDGEWOOD PARTNERS IV LP

NEW YORK CREDIT SBIC FUND II LP

HL PPLUS CO-INVEST FUND LP

HL PNB SMA MASTER FUND LP

HL STRATEGIC RE IRISH HOLDINGS LLC

SMART AIR AND ENERGY MASTER FUND LP

HAMILTON LANE PE PROGRAM MASTER FUND L.P.

HAMILTON LANE VA RE SMA, LP

~~FCO MA Sup Advisors LLC~~ ~~Super FCO MA~~MORAN REAL ASSET FUND I~~I~~V, L.P.

HAMILTON LANE PRIVATE MARKETS FUND Y TREE CLIENTS (EQUITY) LP

EDGEWOOD PARTNERS II LP

HAMILTON LANE INFRASTRUCTURE FUND HOLDINGS LP

HAMILTON LANE INFRASTRUCTURE FUND HOLDINGS-2 LP

HAMILTON LANE VENTURE ACCESS FUND I HOLDINGS LP

HL-HP GLOBAL INVESTMENTS LP

SRCS HL PE 1 (MASTER) LP

HL PRIVATE ASSETS HOLDINGS LP

INNOVATION LANE LP

~~Fortress Credit Opportunities V-C Advisors LLC~~ ~~Fortress Credit Opportunities Fund V Expansion (C) L.P.~~

~~Fortress Lending Advisors III LLC~~ ~~Fortress Lending Fund III (A) LP~~

~~Fortress Lending Fund III (B) L.P.~~

~~Fortress Lending Fund III (C) L.P.~~

~~Fortress Lending Fund III (D) LP~~

MORAN REAL ASSET FUND II, L.P.

MORAN REAL ASSET FUND III, L.P.

NEW YORK CREDIT CO-INVESTMENT FUND II LP

PENHA FUND II L.P.

PHOENIX HL L.P.

RUSSELL INVESTMENTS HL PRIVATE MARKETS CO-INVESTMENT MASTER FUND LP

RUSSELL INVESTMENTS HL PRIVATE MARKETS SECONDARY MASTER FUND LP

SIXTH STOCKHOLM CI-SPV LP

TTCPFS HL INVESTMENTS SPLITTER AIV FUND LP

WPP HL CREDIT OPPORTUNITIES FUND LP

HAMILTON LANE EQUITY OPPORTUNITIES FUND V-A LP

Fortress Lending Advisors IV LLC

Fortress Lending III Holdings RAPM NM SECONDARY OPPORTUNITY FUND, L.P.
HAMILTON LANE STRATEGIC OPPORTUNITIES FUND IX-A LP
HAMILTON LANE STRATEGIC OPPORTUNITIES FUND IX-B LP
2020 TACTICAL MARKET FUND LP
ASTRO MASTER FUND III LP
DIRECT CREDIT FUND LP
Fortress Lending

Fund III IV

MA-CRPTF LP

FLF III Holdings

Finance L.P.

Fortress Lending Fund IV (A) LP Fortress Lending Fund IV (B) L.P.
Fortress Lending Fund IV (C) L.P. Fortress Lending Fund IV (D) LP
Fortress Lending IV Holdings DRAGON HL L.P.
FIFTH STOCKHOLM CI SPV L.P.
FINANCE STREET AIV SPLITTER L.P.
FLORIDA GROWTH FUND II LLC

| | |
|---|---|
| Fortress IP Advisors II LLC | Fortress Intellectual Property Opportunities Fund II (A) LP Fortress Intellectual Property Opportunities Fund II (B) LP Fortress Intellectual Property Opportunities Fund II (D) L.P. |
| Fortress IP Advisors II C LLC | Fortress Intellectual Property Opportunities Fund II (C)HAMILTON LANE - RAYTHEON TECHNOLOGIES PENSION EMERGING MANAGERS, L.P. HAMILTON LANE CO-INVESTMENT FUND IV HOLDINGS LP HAMILTON LANE CO-INVESTMENT FUND IV HOLDINGS-2 LP HAMILTON LANE PRIVATE EQUITY FUND X HOLDINGS LP HAMILTON LANE PRIVATE MARKETS OPPORTUNITY FUND LP, CREDIT SERIES HAMILTON LANE PRIVATE MARKETS OPPORTUNITY FUND LP, FUND-OF-FUNDS SERIES HAMILTON LANE PRIVATE MARKETS OPPORTUNITY FUND LP, FUND-OF-FUNDS SERIES II HAMILTON LANE SECONDARY FUND VI-A LP HAMILTON LANE SECONDARY FUND VI-B LP HAMILTON LANE SMID II HOLDINGS LP HAMILTON LANE STRATEGIC OPPORTUNITIES FUND V (SERIES 2019) HOLDINGS LP HAMILTON LANE STRATEGIC OPPORTUNITIES FUND VI (SERIES 2020) HOLDINGS LP HAMILTON LANE STRATEGIC OPPORTUNITIES FUND VII HOLDINGS LP HAMILTON LANE STRATEGIC OPPORTUNITIES FUND VIII HOLDINGS LP HAMILTON LANE VENTURE CAPITAL FUND LP, SERIES 2020 HAMILTON LANE VENTURE CAPITAL FUND LP, SERIES 2021 HAMILTON LANE VENTURE CAPITAL FUND LP, SERIES 2022 HAMILTON LANE/NYSCRF ISRAEL INVESTMENT FUND II LP HAMILTON LANE-CARPENTERS PARTNERSHIP FUND V L.P. HL ADVANCED SUSTAINABLE TOTAL RETURN OPPORTUNITIES FUND III HL ENPAM FUND SPLITTER LP HL IMPACT HOLDINGS LP |
| Fortress Legal Assets Advisors LLC | Fortress Legal Assets Fund I (A) LP Fortress Legal Assets Fund I (B) LP Fortress Legal Assets Fund I (C) LP |
| Fortress Legal Assets Advisors II LLC | Fortress Legal Assets Fund II (A) LP HL INTERNATIONAL INVESTORS L.P. SERIES M HL INTERNATIONAL INVESTORS L.P. SERIES N HL INTERNATIONAL INVESTORS L.P. SERIES O HL INTERNATIONAL INVESTORS L.P. SERIES Q HL INTERNATIONAL INVESTORS LP SERIES I HL INTERNATIONAL INVESTORS LP Fortress Legal Assets Fund II (B) LP Fortress Legal Assets Fund II (C) LP |
| Drawbridge Special Opportunities Advisors LLC | Drawbridge Special Opportunities Fund LP HL SECONDARY OPPORTUNITIES 2018 SERIES HL INTERNATIONAL INVESTORS LP, SERIES H1 |

HL INTERNATIONAL INVESTORS LP, SERIES H2
HL INTERNATIONAL INVESTORS LP, SERIES P
HL LARGE BUYOUT CLUB FUND V
HL LARGE BUYOUT CLUB FUND VI
HL MIRAS SECONDARY FUND LP
HL REAL ASSET OPPORTUNITIES – A MASTER FUND LP
HL/AS GLOBAL COINVEST LP
HLSF IV HOLDINGS LP

| | |
|---|---|
| | Drawbridge Special Opportunities Fund Ltd DBDB Funding LLC |
| | DBD Credit Funding LLC |
| | FORT CRE 2022-FL3 Issuer LLC |
| FCO MA Centre II Advisors LLC | FCO MA Centre Street II EXP (P) LP FCO MA Centre Street II EXP (ER) LP FCO MA Centre Street II EXP (TR) LP |

60

| | |
|---|---|
| FC BSL VII Management LLC | Fortress Credit BSL VII Limited |
| FC BSL VIII Management LLC | Fortress Credit BSL VIII Limited |
| FC BSL IX Management LLC | Fortress Credit BSL IX Limited |
| FC BSL X Management LLC | Fortress Credit BSL X Limited |
| FC BSL XI Management LLC | Fortress Credit BSL XI Limited |
| FC BSL XII Management LLC | Fortress Credit BSL XII Limited |
| FC BSL XIII Management LLC | Fortress Credit BSL XIII Limited |
| FC BSL XIV Management LLC | Fortress Credit BSL XIV Limited |
| FC BSL CLO Manager LLC | Fortress Credit BSL XV Limited |
| FC BSL CLO Manager II LLC | Fortress Credit BSL XVI Limited |
| FC BSL XVII Management LLC | Fortress Credit BSL XVII Limited |
| FC BSL XVIII Management LLC | Fortress Credit BSL XVIII Limited |
| FC BSL CLO Manager IV LLC | Fortress Credit BSL XIX Limited |
| FC BSL CLO Manager III LLC | Fortress Credit BSL XX Limited |
| FC BSL CLO Manager V LLC | Fortress Credit BSL XXI Limited Fortress Credit BSL XXII Limited Fortress Credit BSL XXIII Limited Fortress Credit BSL XXIV Limited |
| FCFE CM LLC | Fortress Credit Europe BSL 2024-1 DAC |
| FDFHLSF V ManagementHOLDINGS LLcP | FDF V Limited |
| HLSF V HOLDINGS LP 2 | |
| FCOD CLO Management LLC | Fortress Credit Opportunities IX CLO Limited Fortress Credit |

Opportunities XV CLO Limited

Fortress Credit Opportunities VIII

CLO LLC  Fortress Credit

Opportunities XIX CLO Limited

Fortress Credit Opportunities XXI

CLO LLC  Fortress Credit

Opportunities XXIII CLO LLC

HUDSON RIVER CO-INVESTMENT FUND III L.P.

Fortress Credit Opportunities

XXXIII CLO LLC  FLF III-IV MA-CRPTF Advisors LLC  FLF III-IV MA-CRPTF Holdings

Finance L.P.  FLF III AB Holdings Finance CM LLC       FLF III AB Holdings Finance L.P.

FLF III GMS Holdings Finance CM LLC                FLF III GMS Holdings Finance L.P.  FLF III SM Holdings Finance CM LLC
FLF III SM Holdings Finance L.P.  FLF III BAM Holdings Finance CM LLC  FLF III BAM Holdings Finance JATI PRIVATE EQUITY
FUND III L.P.
KPI-HAMILTON LANE MULTI-STRATEGY FUND I MASTER LP
KTCU HL INFRASTRUCTURE MASTER FUND LP
NAKHODA LANE FUND DE SPV LP
NAKHODA LANE FUND L.P.
NEW YORK CREDIT SBIC FUND L.P.
FCO XXXV CLO CM LLC                Fortress Credit Opportunities XXXV

CLO Limited  Fortress Credit

Opportunities XXXV CLO LLC

FCO XXXVII CLO CM LLC             Fortress Credit Opportunities XXXVII

CLO Limited  Fortress Credit

Opportunities XXXVII CLO LLC

SMART CLEAN AIR AND ENERGY FUND LP
TOWER BRIDGE SELECT OPPORTUNITIES – A MASTER FUND LP
UTAH REAL ASSETS PORTFOLIO, LP
HL SCOPE MASTER SICAV-RAIF SCSP

HL SCOPE HOLDINGS S.À.R.L.

# EXHIBIT A

## APPROVAL OF FILING SECTION 17(D) APPLICATION FOR CO-INVESTMENT RELIEF

~~RESOLUTIONS OF THE SOLE TRUSTEE OF~~
~~FORTRESS PRIVATE LENDING FUND~~
~~(THE "FUND")~~

*Proposed Resolutions to be Adopted by the Trustees of Hamilton Lane Private Assets Fund, Hamilton Lane Private Infrastructure Fund, Hamilton Lane Private Secondary Fund, Hamilton Lane Venture Capital and Growth Fund and Hamilton Lane Credit Income Fund*

~~RESOLVED, that the officers of the Fund be, and each hereby is, authorized in the name of the Fund and on behalf of the Fund to make or cause to be made, and to execute and cause to be filed with the Securities and Exchange Commission (the "SEC"), an application for co-investment exemptive relief under the Investment Company Act of 1940, as amended (the "Co-Investment Exemptive Application"), including the Fund along with FPLF Management LLC and certain of its affiliates; and~~ **WHEREAS,** the Board of Trustees deems it is advisable and in the best interest of each of Hamilton Lane Private Assets Fund, Hamilton Lane Private Infrastructure Fund, Hamilton Lane Private Secondary Fund, Hamilton Lane Venture Capital and Growth Fund and Hamilton Lane Credit Income Fund (together, the "Funds") to file with the U.S. Securities and Exchange Commission (the "Commission") an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 17d-l promulgated thereunder (the "Application"), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder.

~~FURTHER~~**NOW, THEREFORE, BE IT** **RESOLVED,** that ~~each of~~ the officers of Hamilton Lane Advisors, L.L.C., and the Funds ~~is~~be, and each of them hereby is, authorized ~~in the~~and directed on behalf of the Funds and in their name and on behalf of the Funds, to ~~make or cause to be made, and to execute~~prepare, execute, and cause to be filed with the ~~SEC, any and all amendments to~~ Commission an Application for an Order of Exemption, and any amendments thereto, pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and it is further

~~such Co-Investment Exemptive Application, effecting such changes as any~~ **RESOLVED,** that the officers of the Funds be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers ~~may~~shall deem necessary or advisable~~; and~~ in order to effectuate the intent of the foregoing resolution; and it is further

**RESOLVED,** that any and all actions previously taken by the Funds or any of their directors, trustees or officers, as applicable, in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Funds.

## APPROVAL OF FILING SECTION 17(D) APPLICATION FOR CO-INVESTMENT RELIEF

*Proposed Resolutions to be Adopted by the Directors HL SCOPE RIC LLC*

**WHEREAS,** the Board of Directors deems it is advisable and in the best interest of HL SCOPE RIC LLC (the "Fund") to file with the U.S. Securities and Exchange Commission (the "Commission") an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 17d-l promulgated thereunder (the "Application"), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder.

**NOW, THEREFORE, BE IT RESOLVED,** that the officers of Hamilton Lane Advisors, L.L.C., and the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in their name and on behalf of the Fund, to prepare, execute, and cause to be filed with the Commission an Application for an Order of Exemption, and any amendments thereto, pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and it is further

FURTHER **RESOLVED,** that ~~each of~~ the officers of the Fund ~~is hereby authorized in the name and on behalf of the Fund, to make or cause to be made, and to execute and deliver, all such additional agreements, documents, instruments and certifications and to take all such steps, and to make all such payments, fees and remittances, as any one or more of such officers may at any time or times~~be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or ~~desirable~~advisable in order to effectuate the ~~purpose and~~ intent of the foregoing resolution~~s.~~; and it is further

**RESOLVED,** that any and all actions previously taken by the Fund or any of their directors, trustees or officers, as applicable, in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.

**EXHIBIT B**

**MARKED COPIES OF THE APPLICATION SHOWING CHANGES FROM THE FINAL VERSIONS OF THE TWO APPLICATIONS IDENTIFIED AS SUBSTANTIALLY IDENTICAL UNDER RULE 0-5(E)(3)**

(Adopted on February 16, 2024)

63

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

~~In the Matter of the Application of:~~

~~Invesco Dynamic Credit Opportunity Fund~~
~~Invesco Senior Income Trust~~
~~Invesco Senior Loan Fund~~
~~Invesco Advisers, Inc.~~

~~1331 Spring Street, NW, Suite 2500~~
~~Atlanta, GA 30309~~

~~Invesco Senior Secured Management, Inc.~~
~~Invesco Direct Lending (UL) Master Fund II, SCSp~~
~~Invesco Direct Lending (L) II Blocker, LLC~~
~~Invesco Direct Lending (L) II Holdco, L.P.~~
~~Invesco Direct Lending (UL) II Holdco, L.P.~~
~~Invesco Direct Lending (UL) Fund (Cayman) II, L.P.~~
~~Invesco Private Credit Opportunities Master Fund, L.P.~~
~~Invesco Private Credit Opportunities Holdco, LLC~~
~~Invesco PCO Evergreen Master Fund, L.P.~~
~~Invesco PCO Evergreen Holdco, LLC~~
~~Invesco Credit Partners Master Fund III, L.P.~~
~~Invesco Credit Partners Opportunities Fund 2023, L.P.~~

~~225 Liberty Street~~
~~New York, NY 10281~~

~~FIRST AMENDED AND RESTATED~~ APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 ~~("1940 ACT")~~ AND RULE 17d-1 UNDER THE ~~1940~~INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE ~~1940~~INVESTMENT COMPANY ACT OF 1940

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

*In the Matter of the Application of*:

HAMILTON LANE PRIVATE ASSETS FUND, HAMILTON LANE PRIVATE INFRASTRUCTURE FUND, HAMILTON LANE PRIVATE SECONDARY FUND, HL SCOPE RIC LLC, HAMILTON LANE VENTURE CAPITAL AND GROWTH FUND, HAMILTON LANE CREDIT INCOME FUND, HAMILTON LANE ADVISORS, L.L.C., EDGEWOOD PARTNERS II LP, EDGEWOOD PARTNERS III, L.P., GREEN CORE FUND, L.P., HAMILTON LANE CAPITAL TOWER FUND LP, HAMILTON LANE EQUITY OPPORTUNITIES FUND V HOLDING LP, HAMILTON LANE EQUITY OPPORTUNITIES FUND V HOLDING-2 LP, HAMILTON LANE INFRASTRUCTURE FUND HOLDINGS LP, HAMILTON LANE INFRASTRUCTURE FUND HOLDINGS-2 LP, HAMILTON LANE VENTURE ACCESS FUND I HOLDINGS LP, HL-HP GLOBAL INVESTMENTS LP, SRCS HL PE 1 (MASTER) LP, HAMILTON LANE/NYSCRF ISRAEL INVESTMENT FUND L.P., HL PRIVATE ASSETS HOLDINGS LP, INNOVATION LANE LP, KPS-HAMILTON LANE MULTI-STRATEGY FUND I MASTER LP, LIBRA TAURUS PE FUND MASTER LP, MORAN REAL ASSET FUND II, L.P., MORAN REAL ASSET FUND III, L.P., NEW YORK CREDIT CO-INVESTMENT FUND II LP, PENHA FUND I L.P., PENHA FUND II L.P., PHOENIX HL L.P., RUSSELL INVESTMENTS HL PRIVATE MARKETS CO-INVESTMENT MASTER FUND LP, RUSSELL INVESTMENTS HL PRIVATE MARKETS SECONDARY MASTER FUND LP, SIXTH STOCKHOLM CI-SPV LP, SRE HL PE 1 (MASTER) LP, SREH HL PE 1 (MASTER) LP, SRZ HL PE 1 (MASTER) LP, TARRAGON MASTER FUND LP, TTCPFS HL INVESTMENTS SPLITTER AIV FUND LP, WPP HL CREDIT OPPORTUNITIES FUND LP, SIXTH STOCKHOLM GLOBAL PRIVATE EQUITY LP, HL CANADA HEALTH LP, CLAL HAMILTON LANE CREDIT INTERNATIONAL SCOPE JV, L.P., CLAL HAMILTON LANE CREDIT

INTERNATIONAL SO VII JV, LP, HL ALPHA CI SPV LP, ETHMAR TECHNOLOGY MASTER FUND LP, APA HOLDINGS LP, HAMILTON LANE EQUITY OPPORTUNITIES FUND V-A LP, HAMILTON LANE EQUITY OPPORTUNITIES FUND V-B LP, HAMILTON LANE EQUITY OPPORTUNITIES FUND VI-A LP, HAMILTON LANE EQUITY OPPORTUNITIES FUND VI-B LP, HAMILTON LANE EQUITY OPPORTUNITIES FUND VI HOLDINGS LP, HAMILTON LANE EQUITY OPPORTUNITIES FUND VI HOLDINGS-2 LP, HL GLOBAL VENTURE CAPITAL AND GROWTH CAYMAN HOLDINGS LP, HAMILTON LANE EUROPEAN INVESTORS SCA SICAV-RAIF - GPA INVESTMENTS SUB-FUND, HL PRIVATE INFRA FUND CAYMAN HOLDINGS LP, HAMILTON LANE IMPACT FUND II LP, HL IMPACT II HOLDINGS LP, HAMILTON LANE IMPACT FUND III-A LP, HAMILTON LANE IMPACT FUND III-B LP, HL IMPACT III HOLDINGS LP, HAMILTON LANE INFRASTRUCTURE OPPORTUNITIES FUND II LP, HAMILTON LANE INFRASTRUCTURE OPPORTUNITIES FUND II HOLDINGS LP, HAMILTON LANE INFRASTRUCTURE OPPORTUNITIES FUND II HOLDINGS-2 LP, HAMILTON LANE INFRASTRUCTURE OPPORTUNITIES FUND LP, HAMILTON LANE NATIONAL SMALL BUSINESS CREDIT FUND, LP, HAMILTON LANE NM FUND I LP, HL PRIVATE MARKETS ACCESS HOLDINGS SCSP, HAMILTON LANE RE OPPORTUNITIES FUND I LP, HAMILTON LANE RE OPPORTUNITIES FUND I LP (SERIES A), HAMILTON LANE RE OPPORTUNITIES FUND I LP (SERIES B), HAMILTON LANE SECONDARY FUND V INTERNATIONAL SERIES FUND LP, SERIES 2, HAMILTON LANE SECONDARY FUND VI-D SCSP-RAIF, HLSF VI HOLDINGS 3 LP, HLSF VI BLOCKER (CAYMAN) LP, HLSF VI BLOCKER (DE) LP, HAMILTON LANE STRATEGIC OPPORTUNITIES FUND IX HOLDINGS LP, HL VAF I HOLDINGS TRANSACTION LP, HL GM PRIVATE MARKETS ACCESS FUND LP, HL GROWTH EQUITY CLUB FUND, HL LARGE BUYOUT CLUB FUND VII, HL VENTURE CAPITAL CLUB FUND, HL VENTURE CAPITAL CLUB FUND II, NEW FINANCE STREET L.P., HK ORIENTAL PEARL, LPF, HUDSON RIVER CO-INVESTMENT FUND IV L.P., HL BILLY IMPACT PE MASTER FUND LP, KOREA HL STRATEGIC INFRASTRUCTURE MASTER FUND, LP, KIC HL CO-INVESTMENT FUND, LP, KIC HL CO-INVESTMENT MASTER FUND, LP, KOREA HL STRATEGIC INFRASTRUCTURE MASTER FUND II, LP, MMAA HL CO-INVESTMENT MASTER FUND, LP, EDGEWOOD PARTNERS IV LP, NEW YORK CREDIT SBIC FUND II LP, RAPM NM SECONDARY OPPORTUNITY FUND, L.P., HL P PLUS ESG CO-INVEST FUND I LP, HL PPLUS CO-INVEST FUND LP, HL PNB SMA MASTER FUND LP, HL STRATEGIC RE IRISH HOLDINGS LLC, SMART AIR AND ENERGY MASTER FUND LP, HAMILTON LANE PE PROGRAM MASTER FUND L.P., HL ENVIRONMENTAL FUND LP, HAMILTON LANE VA RE SMA, LP, MORAN REAL ASSET FUND IV, L.P., HAMILTON LANE PRIVATE MARKETS FUND Y TREE CLIENTS (EQUITY) LP, HAMILTON LANE STRATEGIC OPPORTUNITIES FUND IX HOLDINGS-2 LP, HAMILTON LANE STRATEGIC OPPORTUNITIES FUND IX-A LP, HAMILTON LANE STRATEGIC OPPORTUNITIES FUND IX-B LP, 2020 TACTICAL MARKET FUND LP, ASTRO MASTER FUND III LP, DIRECT CREDIT FUND LP, DRAGON HL L.P., FIFTH STOCKHOLM CI SPV L.P., FINANCE STREET AIV SPLITTER L.P., FLORIDA GROWTH FUND II LLC, HAMILTON LANE - RAYTHEON TECHNOLOGIES PENSION EMERGING MANAGERS, L.P., HAMILTON LANE CO-INVESTMENT FUND IV HOLDINGS LP, HAMILTON LANE CO-INVESTMENT FUND IV HOLDINGS-2 LP, HAMILTON LANE PRIVATE EQUITY FUND X HOLDINGS LP, HAMILTON LANE PRIVATE MARKETS OPPORTUNITY FUND LP, CREDIT SERIES, HAMILTON LANE PRIVATE MARKETS OPPORTUNITY FUND LP, FUND-OF-FUNDS SERIES, HAMILTON LANE PRIVATE MARKETS OPPORTUNITY FUND LP, FUND-OF-FUNDS SERIES II, HAMILTON LANE SECONDARY FUND VI-A LP, HAMILTON LANE SECONDARY FUND VI-B LP, HAMILTON LANE SMID II HOLDINGS LP, HAMILTON LANE STRATEGIC OPPORTUNITIES FUND V (SERIES 2019) HOLDINGS LP, HAMILTON LANE STRATEGIC OPPORTUNITIES FUND VI (SERIES 2020) HOLDINGS LP, HAMILTON LANE STRATEGIC OPPORTUNITIES FUND VII HOLDINGS LP, HAMILTON LANE STRATEGIC OPPORTUNITIES FUND VIII HOLDINGS LP, HAMILTON LANE VENTURE CAPITAL FUND LP, SERIES 2020, HAMILTON LANE VENTURE CAPITAL FUND LP, SERIES 2021, HAMILTON LANE VENTURE CAPITAL FUND LP, SERIES 2022, HAMILTON LANE/NYSCRF ISRAEL INVESTMENT FUND II LP, HAMILTON LANE-CARPENTERS PARTNERSHIP FUND V L.P., HL ADVANCED SUSTAINABLE TOTAL RETURN OPPORTUNITIES FUND III, HL ENPAM FUND SPLITTER LP, HL IMPACT HOLDINGS LP, HL INTERNATIONAL INVESTORS L.P. SERIES M, HL INTERNATIONAL INVESTORS L.P. SERIES N, HL INTERNATIONAL INVESTORS L.P. SERIES O, HL INTERNATIONAL INVESTORS L.P. SERIES Q, HL INTERNATIONAL INVESTORS LP SERIES I, HL INTERNATIONAL INVESTORS LP, HL SECONDARY OPPORTUNITIES 2018 SERIES, HL INTERNATIONAL INVESTORS LP, SERIES H1, HL INTERNATIONAL INVESTORS LP, SERIES H2, HL INTERNATIONAL INVESTORS LP, SERIES P, HL LARGE BUYOUT CLUB FUND V, HL LARGE BUYOUT CLUB FUND VI, HL MIRAS SECONDARY FUND LP, HL REAL ASSET OPPORTUNITIES – A MASTER FUND LP, HL/AS GLOBAL COINVEST LP, HLSF IV HOLDINGS LP, HLSF V HOLDINGS LP, HLSF V HOLDINGS LP 2, HUDSON RIVER CO-INVESTMENT FUND III L.P., JATI PRIVATE EQUITY FUND III L.P., KPI-HAMILTON LANE MULTI-STRATEGY FUND I MASTER LP, KTCU HL INFRASTRUCTURE MASTER FUND LP, NAKHODA LANE FUND DE SPV LP, NAKHODA LANE FUND L.P., NEW YORK CREDIT SBIC FUND L.P., SMART CLEAN AIR AND ENERGY FUND LP, TOWER BRIDGE SELECT OPPORTUNITIES – A MASTER FUND LP, UTAH REAL ASSETS PORTFOLIO, LP, HL SCOPE MASTER SICAV-RAIF SCSP AND HL SCOPE HOLDINGS S.À.R.L.

110 Washington Street, Suite 1300

Conshohocken, Pennsylvania 19428

---

*All Communications, Notices and Orders to*:

**Keith Kleinman, Esq.**
**Hamilton Lane Advisors, L.L.C.**
**110 Washington Street, Suite 1300**
**Conshohocken, Pennsylvania 19428**
**kkleinman@hamiltonlane.com**

~~Michael W. Mundt, Esq.~~
~~Matthew R. DiClemente, Esq.~~
~~Stradley Ronon Stevens & Young, LLP~~
~~2000 K Street, N.W., Ste. 700~~
~~Washington, DC 20006~~
~~(202) 419-8403, MMundt@stradley.com~~
~~(215) 564-8173, MDiClemente@stradley.com~~

---

*Copies to:*

**Ryan P. Brizek, Esq.**
**Simpson Thacher & Bartlett LLP**
**900 G Street, NW**
**Washington, D.C. 20001**
**(202) 636-5500**

~~Melanie Ringold, Esq.~~
~~Sean Ryan, Esq~~
~~Stephen Sullivan, Esq~~
~~Invesco Ltd.~~
~~11 Greenway Plaza, Suite 1000~~
~~Houston, TX 77046~~
~~melanie.ringold@invesco.com~~
~~sean.ryan@invesco.com~~
~~stephen.sullivan@invesco.com~~

---

~~July 9~~September 2, 2025

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESCO DYNAMIC CREDIT OPPORTUNITY FUND
INVESCO SENIOR LOAN FUND
INVESCO ADVISERS, INC.

1331 SPRING STREET, NW, SUITE 2500
ATLANTA, GA 30309

INVESCO SENIOR SECURED MANAGEMENT, INC.
INVESCO DIRECT LENDING (L) II HOLDCO, L.P.
INVESCO DIRECT LENDING (UL) II HOLDCO, L.P.
L.P.
INVESCO PRIVATE CREDIT OPPORTUNITIES HOLDCO, LLC
INVESCO PCO EVERGREEN MASTER FUND, L.P.
INVESCO PCO EVERGREEN HOLDCO, LLC
INVESCO CREDIT PARTNERS MASTER FUND III, L.P. INVESCO CREDIT PARTNERS OPPORTUNITIES FUND 2023, L.P

225 LIBERTY STREET NEW YORK, NY 10281

File No. 812-15781

FIRST AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 ("1940 ACT") AND RULE 17d-1 UNDER THE 1940 ACT PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE 1940 ACT

INVESCO SENIOR LOAN TRUST

INVESCO DIRECT LENDING (UL) MASTER FUND II

INVESCO DIRECT LENDING (UL) FUND (CAYMAN)

## I. SUMMARY OF APPLICATION

The following entities hereby request an order (the "***Order***") of the U.S. Securities and Exchange Commission (the "***SEC***" or "***Commission***") under Sections 17(d) and 57(i) of the Investment

Company Act of 1940, as amended (the "***1940 Act***"),~~1~~[1] and Rule ~~17d-1 thereunder~~17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder. The Order would supersede the exemptive order issued by the Commission on ~~May 19~~February 23, ~~2020~~2021, as amended ~~on April 28~~May 16, 2023 (the "***Prior Order***"),~~2~~[2] that was granted pursuant to Sections ~~17~~57(~~d~~a)(4), 57(i) and Rule ~~17d-1~~17d-1, with the result that no person will continue to rely on the Prior Order if the Order is granted.

- ~~Invesco Dynamic Credit Opportunity Fund ("*DCO*"), a~~ Hamilton Lane Private Assets Fund, a non-diversified, closed-end management investment company registered under the 1940 Act ("***HLPAF***");

- Hamilton Lane Private Infrastructure Fund, a non-diversified, closed-end management investment company registered under the 1940 Act ("***HLPIF***");

- ~~Invesco Senior Income Trust ("*SIT*"), a~~HL SCOPE RIC LLC, a non-diversified, closed-end management investment company registered under the 1940 Act ("***SCOPE***");

- Hamilton Lane Private Secondary Fund, a non-diversified, closed-end management investment company registered under the 1940 Act ("***HLPSF***");

- ~~Invesco Senior Loan Fund ("*SLF*", and together with the DCO and SIT, the "*Existing Regulated Funds*"), a closed-end~~ Hamilton Lane Venture Capital and Growth Fund, a non-diversified, closed-end management investment company registered under the 1940 Act ("***HLVCGF***");

- ~~Invesco Advisers, Inc. ("*IAI*"), an investment adviser registered under the Investment Advisers Act of 1940, as amended ("*Advisers Act*"), and its successors;3~~

- ~~Invesco Senior Secured Management, Inc. ("*ISSM*", and together with IAI, the "*Existing Advisers*"), an investment adviser registered under the Advisers Act, and its successors; and~~

- Hamilton Lane Credit Income Fund, a non-diversified, closed-end management investment company registered under the 1940 Act ("***HLCIF***" and, together with HLPAF, HLPIF, SCOPE, HLPSF and HLVCGF, the *"Existing Regulated Funds"*);

- ~~Certain existing Affiliated Entities (as~~The investment vehicles identified ~~on~~in Schedule A ~~hereto)~~, each of which is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act (the "***Existing Affiliated Funds***"~~,~~); and ~~collectively with the Existing Regulated Funds and the Existing~~ Advisers, the "***Applicants***").4

- Hamilton Lane Advisors, L.L.C., an investment adviser registered under the Investment Advisers Act of 1940 (the "***Advisers Act***") and the investment adviser to the Existing Regulated Funds and Existing

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[1] Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

[2] Hamilton Lane Private Assets Fund, et al. (File No. 812-15099), Release No. IC-34182 (January 28, 2021) (notice), Release No. IC-34201 (February 23, 2021) (order) as amended by Hamilton Lane Private Assets Fund, et al. (File No. 812-15374),

Affiliated Funds (the "***Existing Adviser***" or "***HLA***" and, together with the Existing Regulated Funds and the Existing Affiliated Funds, the "***Applicants***").[3]

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[1] Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

[2] Invesco Advisers, Inc., et al. (File No. 812-15061), Release No. IC-33844 (April 21, 2020) (notice), Release No. IC-33870 (May 19, 2020) (order); as amended by Invesco Dynamic Credit Opportunity Fund, et al. (File No. 812- 15394), Release No. IC-34874 (March 31, 2023) (notice), Release No. IC-34903 (April 28, 2023) (order).

[3] The term "successor" means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.

[4] All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

4

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No. IC-34201 (February 23, 2021) (order) as amended by Hamilton Lane Private Assets Fund, et al. (File No. 812-15374), Release No. IC-34891 (April 19, 2023) (notice), Release No. IC-34919 (May 16, 2023) (order).

[3] All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

The relief requested in this application for the Order (the "***Application***") would allow a Regulated Fund~~[5]~~[4] and one or more Affiliated Entities~~[6]~~[5] to engage in Co-Investment Transactions~~,[7]~~[6] subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as "***Participants***."~~[8]~~[7] The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.[8]

## II. GENERAL DESCRIPTION OF THE APPLICANTS

Hamilton Lane Incorporated (NASDAQ: HLNE) ("***HLNE***") a publicly traded company, owns a controlling interest in the Existing Adviser, and thus may be deemed to control the Regulated Funds and the Affiliated Entities. HLNE, however, is a holding company and does not currently offer investment advisory services to any person, is

[4] "***Regulated Fund***" means the Existing Regulated Funds and any Future Regulated Funds. "***Future Regulated Fund***" means an entity (a) that is a closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. "***Wholly-Owned Investment Sub***" means an entity: (a) that is a "wholly-owned subsidiary" (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. "***Joint Venture***" means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). "***BDC Downstream Fund***" means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture's or BDC Downstream Fund's chief compliance officer, and the Joint Venture's or BDC Downstream Fund's investment committee will be deemed to be the Joint Venture's or BDC Downstream Fund's Board.

[5] "***Affiliated Entity***" means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates (other than an open-end investment company registered under the 1940 Act), and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates (other than of an open-end investment company registered under the 1940 Act), that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.

To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

[6] "***Co-Investment Transaction***" means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.

[7] "***Adviser***" means the Existing Adviser, and any other investment adviser controlling, controlled by, or under common control with the Existing Adviser. The term "Adviser" also includes any internally-managed Regulated Fund.

[8] *See, e.g.*, Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

not expected to do so in the future, and will not be the source of any Co-Investment Transactions under the requested Order. Accordingly, HLNE has not been included as an Applicant.

~~5~~ "Each Existing Regulated Fund~~" means the Existing Regulated Funds and any Future Regulated Funds. "*Future Regulated Fund*" means an entity (a) that~~ is a closed-end management investment company registered under the 1940 Act~~, or a closed-end management investment company that has elected to be regulated as a business development company ("*BDC*") under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.~~. Each Existing Regulated Fund is, or with respect to HLCIF, will be, externally managed by HLA.

A. HLPAF

HLPAF is organized as a Delaware statutory trust.

HLPAF's investment objective is to generate capital appreciation over the medium- and long-term through investments in private assets globally. The Fund may gain access to private assets through a number of different approaches including: (i) direct investments in the equity or debt of a company; (ii) primary subscriptions to closed-end private funds, including without limitation, funds-of-funds; (iii) secondary purchases of interests in closed-end private funds and other private assets; (iv) investments in listed private equity companies, funds or other vehicles; and (v) programmatic investment relationships with asset managers outside of their commingled private funds.

HLPAF has a five-member board, of which three members are not "interested" persons of HLPAF within the meaning of Section 2(a)(19) of the 1940 Act (the "*HLPAF Board*").[9]

B. HLPIF

HLPIF is organized as a Delaware statutory trust.

~~The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. "*Wholly-Owned Investment Sub*" means an entity: (a) that is a "*wholly-owned subsidiary*" (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. "*Joint Venture*" means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). "*BDC Downstream Fund*" means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.~~HLPIF's investment objective is to seek to provide current income and long-term appreciation. HLPIF will seek to achieve its investment objective through constructing a portfolio of investments in infrastructure assets (collectively, "*Infrastructure Assets*") through a tactically constructed portfolio of direct co-investments, equity and debt investments in portfolio companies and secondary investments often alongside an experienced investment sponsor, joint venture partner, operating partner, or other investor, and in all cases seeking to provide global exposure to real assets in the infrastructure sector. HLPIF defines infrastructure as an asset or investment that primarily comprises permanent facilities and installations needed for the functioning of a society and/or large-scale commerce, typically characterized as fixed, physical assets. HLPIF has the flexibility to invest in Infrastructure Assets across infrastructure sectors, including but not limited to energy, telecom, renewables, transport, power, social (e.g., nursing care facilities, for-profit schools and hospitals), environment (e.g., waste, recycling and water management systems) and other infrastructure sectors (e.g., non-traditional infrastructure assets such as capital assets, including rolling

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[9] The Board of each Future Regulated Fund will consist of a majority of members who are not "interested persons" of such Future Regulated Fund within the meaning of Section 2(a)(19) of the 1940 Act.

stock and trailer, aircraft and ship leasing), subject to compliance with its investment strategies and restrictions and applicable law, including the 1940 Act.

HLPIF has a five-member board, of which three members are not "interested" persons of HLPIF within the meaning of Section 2(a)(19) of the 1940 Act (the "***HLPIF Board***").

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture's or BDC Downstream Fund's chief compliance officer, and the Joint Venture's or BDC Downstream Fund's investment committee will be deemed to be the Joint Venture's or BDC Downstream Fund's Board.

[6] "***Affiliated Entity***" means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates (other than an open-end investment company registered under the 1940 Act), and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates (other than of an open-end investment company registered under the 1940 Act), that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.

To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

[7] "***Co-Investment Transaction***" means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted exemptive relief.

[8] "***Adviser***" means the Existing Advisers, and any other investment adviser controlling, controlled by, or under common control with the Existing Advisers. The term "Adviser" also includes any internally-managed Regulated Fund.

5

The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.[9]

## II.  GENERAL DESCRIPTION OF THE APPLICANTS

~~A~~C.        ~~The Existing Regulated Funds~~SCOPE

~~Each of DCO and SLF is a Delaware statutory trust and an externally managed, diversified closed-end management investment company registered under the 1940 Act that operates as an interval fund under Rule 23c-3 under the 1940 Act. SIT is a Delaware statutory trust and an externally managed, diversified closed-end management investment company registered under the 1940 Act. Each of the Existing Regulated Funds intends to qualify annually as a regulated investment company under Sub-Chapter M of the Code. Each of the Existing Regulated Fund's principal place of business is 1331 Spring Street, NW, Suite 2500, Atlanta, GA 30309.~~

SCOPE is organized as a Delaware limited liability company.

SCOPE's investment objective is to seek to obtain returns from current income and to a lesser extent, capital appreciation, through investments in private assets globally while also focusing on preservation of capital. SCOPE seeks to build a portfolio over time to avoid concentrated risk exposures and to provide sufficient liquidity for limited redemptions. SCOPE seeks to reach its investment objectives primarily by investing directly or indirectly in the debt of companies in either the primary or secondary market and focuses on senior secured loans structured as revolving, first lien, unitranche, or second lien term loans. In addition, SCOPE may invest into a number of different approaches if such opportunities meet the investment objective, including without limitation: (i) direct investments in the equity of a company; (ii) primary subscriptions to closed-end private funds, including without limitation funds-of-funds; (iii) secondary purchases of interests in closed-end private funds and other private funds; (iv) investments in listed private equity companies, funds or other vehicles; or (v) programmatic investment relationships with asset managers outside of their commingled private funds.

SCOPE has a five-member board, of which three members are not "interested" persons of SCOPE within the meaning of Section 2(a)(19) of the 1940 Act (the "***SCOPE Board***").

D.    HLPSF

HLPSF is organized as a Delaware statutory trust.

HLPSF's investment objective is to seek to provide long-term capital appreciation. HLPSF seeks to achieve its investment objective through a tactically constructed portfolio of private equity investments, primarily through privately negotiated transactions on the secondary market, including both traditional limited partner secondary investments and general partner secondary investments. Such transactions on the secondary market will be investments in private funds, holding vehicles or other investment vehicles managed by third-party managers or other private equity investments that HLA determines to have a similar risk/return profile. HLPSF may invest in private equity investments that HLA determines to have a similar risk/return profile on a global basis across developed and emerging countries, with an emphasis on North America and Western Europe.

HLPSF has a five-member board, of which three members are not "interested" persons of HLPSF within the meaning of Section 2(a)(19) of the 1940 Act (the "***HLPSF Board***").

E.    HLVCGF

HLVCGF is organized as a Delaware statutory trust.

HLVCGF's investment objective is to seek to provide long-term capital appreciation. HLVCGF seeks exposure to private companies in their early (i.e., venture capital) and growth stages of their development ("***Venture and Growth Investments***") through: (i) equity and debt (including but not limited to convertible notes) investments, co-investments, joint ventures and other investments in portfolio companies that are made directly (including through an investment vehicle), generally alongside an investment sponsor, joint venture partner, operating partner, or other investor, and commonly involving a new acquisition or development of an asset, company or platform); (ii) strategic investments in underlying private funds, holding vehicles or other vehicles which are fundraising at the time of such investment; (iii) investments in portfolio funds managed by third party managers or other single-asset investments focused on Venture and Growth Investments, generally on a secondary basis from existing investors or involving a recapitalization of an equity interest in an existing portfolio fund and other investments that HLA determines to have a similar risk/return profile; (iv) investments in listed private equity companies, funds or other vehicles; or (v) programmatic investment relationships with asset managers outside of their commingled private funds.

HLVCGF has a five-member board, of which three members are not "interested" persons of HLVCGF within the meaning of Section 2(a)(19) of the 1940 Act (the "***HLVCGF Board***").

F.    HLCIF

HLCIF is organized as a Delaware statutory trust. HLCIF has not commenced operations.

~~DCO's primary~~HLCIF's investment objective is to seek ~~a high level of~~to obtain returns from current income~~, with a secondary objective of~~ and to a lesser extent, capital appreciation. ~~SLF's~~HLCIF seeks to achieve its investment objective ~~is to provide a high level of current income, consistent with preservation of capital. SIT's investment objective is to provide a high level of current income, consistent with preservation of capital.~~through a tactically constructed portfolio to provide exposure to debt investments by investing in the debt of companies in either the primary or secondary market and will focus on senior secured loans structured as revolving, first lien, unitranche, or second lien term loans and, to a lesser extent, unsecured debt (senior unsecured and subordinated debt), mezzanine debt or preferred stock (typically with a stated dividend rate). In connection with a direct loan, HLCIF may invest in warrants or other equity securities of borrowers and may receive non-cash income features including purchase in-kind interest and original issue discount.

~~Each of the Existing Regulated Funds  has a fourteen-member board (each, a  "**Board**"), of which twelve members are~~The business and affairs of HLCIF will be managed under the direction of a board of trustees, a majority of which will not ~~be~~ "interested" persons of the ~~relevant~~Existing Regulated Fund within the meaning of

Section 2(a)(19) of the 1940 Act~~.[10]~~ (the "***HLCIF Board***" and together with the HLPAF Board, the HLPIF Board, the SCOPE Board, the HLPSF Board, the HLVCGF Board and the board of directors or trustees of any Future Regulated Fund, each a "***Board***").

~~The investment adviser to each of the Existing Regulated Funds is IAI, and ISSM serves as a sub-adviser to each of the Existing Regulated Funds.~~

~~B~~G. The Existing Affiliated Funds

~~Each~~The Existing Affiliated Funds ~~is a separate and distinct legal entity that is a privately-offered fund that~~are investment funds, each of whose investment adviser is HLA, and each of which would be an "investment company" but for Section 3(c)(1) or Section 3(c)(7) of the 1940 Act. ~~ISSM serves as investment adviser to each~~ [10] A list of the Existing Affiliated Funds is included on Schedule A hereto.

~~C~~H. ~~The Existing Advisers~~HLA

~~IAI is a Delaware corporation that~~Hamilton Lane serves as the investment adviser to the Existing Regulated Funds and ~~expects to serve as~~the investment adviser ~~or sub-adviser to any Future Regulated Funds and/or Affiliated Entities. IAI is an investment adviser registered under the Advisers Act.~~

to ~~ISSM is a Delaware corporation that serves as the sub-adviser to the Existing Regulated Funds and expects to serve as~~the Existing Affiliated Funds, respectively. HLA is a Pennsylvania limited liability company and is a registered investment adviser ~~or sub-adviser to any Future Regulated Funds and/or Affiliated Entities. ISSM is an investment adviser registered~~with the SEC under the Advisers Act.

~~[9] See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).~~

~~[10] The Board of each Future Regulated Fund will consist of a majority of members who are not "interested persons" of such Future Regulated Fund within the meaning of Section 2(a)(19) of the 1940 Act.~~

~~6~~

Under the terms of an investment advisory agreement with each Existing Regulated Fund and each Existing Affiliated Fund, ~~an~~respectively, the Existing Adviser ~~will~~, among other things, manages the investment portfolio ~~thereof~~, directs purchases and sales of portfolio securities and reports thereon to ~~such~~each Existing Regulated Fund's ~~or~~and the Existing Affiliated Fund's officers and directors/manager ~~(as applicable)~~ regularly.

## III. ORDER REQUESTED

The Applicants request an Order of the Commission under Sections ~~17~~17(d) and 57(i) of the 1940 Act and Rule ~~17d-1~~17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the "***Conditions***"), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule ~~17d-1~~17d-1 thereunder.

A. Applicable Law

Section ~~17~~17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is "a joint or a joint and several participant with such person" in contravention of such rules as the SEC may prescribe "for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant."

[10] In the future, the Affiliated Fund may register as a closed-end management investment company under the 1940 Act and, if so registered, will be considered a Regulated Fund for purposes of this application.

Rule ~~17d-1~~17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any "joint enterprise or other joint arrangement or profit-sharing plan"~~[11]~~[11] in which the fund is a participant without first obtaining an order from the SEC.

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC's rules under Section ~~17~~17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule ~~17d-1~~17d-1 applies to persons subject to the prohibitions of Section 57(a).

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the

~~[11] Rule 17d-1(c) defines a "[j]oint enterprise or other joint arrangement or profit-sharing plan" to include, in relevant part, "any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking …."~~



provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

B. Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)

(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to a closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). ~~ISSM is directly owned by IAI and under common control with IAI, and ISSM and IAI are thus affiliated persons of each other.~~With~~Accordingly, with~~ respect to ~~I~~HLAI~~, ISSM,~~ and any other Advisers that are deemed to be affiliated persons of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections ~~17~~17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with ~~I~~HLAI~~, ISSM~~, and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections ~~17~~17(d) and 57(b). Finally, with respect to any ~~Wholly- Owned~~Wholly-Owned Investment Sub, Joint Venture, or BDC

[11] Rule 17d-1(c) defines a "[j]oint enterprise or other joint arrangement or profit-sharing plan" to include, in relevant part, "any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking …."

Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule ~~1~~17d-l under the 1940 Act.

C. Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1. Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company's board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.~~[12]~~[12]

2. Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest

~~[12] Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.~~



in such issuer, the "required majority," as defined in Section 57(o) of the 1940 Act,~~[13]~~[13] of the Regulated Fund ("***Required Majority***") will take the steps set forth in Section 57(f) of the 1940 Act,~~[14]~~[14] unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

3. Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.~~[15]~~[15]

[12] Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.

[13] Section 57(o) defines the term "required majority," in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC's directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.

[14] Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC's shareholders and the BDC's policy as recited in filings made by the BDC with the Commission and the BDC's reports to shareholders; and (iii) the BDC's directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

[15] Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.

4.  <u>No Remuneration.</u> Any transaction ~~fee[16]~~ fee[16] (including break-up, structuring, monitoring or commitment fees but excluding broker's fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund's participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

5.  <u>Co-Investment Policies.</u> Each Adviser (and each Affiliated Entity that is not

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[13] ~~Section 57(o) defines the term "required majority," in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC's directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.~~

[14] ~~Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC's shareholders and the BDC's policy as recited in filings made by the BDC with the Commission and the BDC's reports to shareholders; and (iii) the BDC's directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.~~

[15] ~~Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.~~

[16] ~~Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.~~

9

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advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the "*Co-Investment Policies*"). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its ~~Co-~~ Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.~~[17]~~[17]

6.  <u>Dispositions.</u>

(a)  Prior to any ~~Disposition[18]~~ Disposition[18] by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in

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[16] Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

[17] The Affiliated Entities may adopt shared Co-Investment Policies.

[18] "*Disposition*" means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.

the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

(b)      Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.~~19~~19

7.      <u>Board Oversight.</u>

(a)      Each Regulated Fund's directors will oversee the Regulated Fund's participation in the co-investment program in the exercise of their reasonable business judgment.

(b)      Prior to a Regulated Fund's participation in Co-Investment Transactions, the Regulated Fund's Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the ~~co~~ co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

(c)      At least quarterly, each Regulated Fund's Adviser and chief compliance

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~~17~~ ~~The Affiliated Entities may adopt shared Co-Investment Policies.~~

~~18~~ ~~"*Disposition*" means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.~~

~~19~~ ~~"*Tradable Security*" means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.~~

~~10~~

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officer (as defined in Rule ~~38a-1~~38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund's participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund's policies and procedures approved pursuant to (b) above.

(d)      Every year, each Regulated Fund's Adviser and chief compliance officer will provide the Regulated Fund's Board with reports or other information requested by the Board related to the Regulated Fund's participation in the co-investment program and any material changes in the Affiliated Entities' participation in the co-investment program, including changes to the Affiliated Entities' Co-Investment Policies.

(e)      The Adviser and the chief compliance officer will also notify the Regulated Fund's Board of a compliance matter related to the Regulated Fund's participation in the

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[19] "*Tradable Security*" means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

co-investment program and related ~~Co~~ Co-Investment Policies or the Regulated Fund's policies and procedures approved pursuant to (b) above that a Regulated Fund's chief compliance officer considers to be material.

8.      Recordkeeping. All information presented to the Board pursuant to the ~~O~~order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).[~~20~~20]

9.      In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

## IV.    STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A.      Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule ~~17d-1~~17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater

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[~~20~~] ~~If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.~~

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variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund's size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

B.      Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule ~~17d-1~~17d-1 by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co ~~Co~~-Investment Transaction

---

[20] If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant's specific investment profile and other relevant characteristics.

## V.    PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the "***Existing Orders***").[21][21] Similar to the Existing Orders, the Conditions described herein are designed to mitigate

[21] *See, e.g.*, Fortress Private Lending Fund, *et al.* (File No. 812-15551), Release No. IC-35703 (August 1, 2025) (notice), Release No. IC-35727 (August 27, 2025) (order); Invesco Dynamic Credit Opportunity Fund, *et al.* (File No. 812-15781), Release No. IC-35695 (July 29, 2025) (notice), Release No. IC-35726 (August 26, 2025) (order); Audax Credit BDC Inc., *et al.* (File No. 812-15605), Release No. IC-35686 (July 22, 2025) (notice), Release No. IC-35714 (August 19, 2025) (order); Ellington Credit Company, *et al.* (File No. 812-15784), Release No. IC-35680 (July 16, 2025) (notice), Release No. IC-35712 (August 12, 2025) (order); First Trust Real Assets Fund, *et al.* (File No. 812-15776), Release No. IC-35675 (July 11, 2025) (notice), Release No. IC-35710 (August 11, 2025) (order); Ardian Access LLC, *et al.* (File No. 812-15728), Release No. IC-35674 (July 11, 2025) (notice), Release No. IC-35707 (August 6, 2025) (order); Nuveen Churchill Direct Lending Corp., *et al* (File No. 812-15783), Release No. IC-35672 (July 9, 2025) (notice), Release No. IC-35705 (August 5, 2025) (order); BIP Ventures Evergreen BDC, *et al.* (File No. 812-15782), Release No. IC-35660 (June 25, 2025) (notice), Release No. IC-35685 (July 22, 2025) (order); Principal Private Credit Fund I, *et al.* (File No. 812-15780), Release No. IC-35650 (June 24, 2025) (notice), Release No. IC-35684 (July 22, 2025) (order); Lago Evergreen Credit, *et al.* (File No. 812-15791), Release No. IC-35648 (June 23,2025) (notice), Release No. IC-35683 (July 21, 2025) (order); Sound Point Meridian Capital, Inc., *et al.* (File No. 812-15593), Release No. IC-35641 (June 17, 2025) (notice), Release No. IC-35677 (July 15, 2025) (order); Trinity Capital Inc., *et al.* (File No. 812-15594), Release No. IC-35634 (June 11, 2025) (notice), Release No. IC-35671 (July 8, 2025) (order); TriplePoint Venture Growth BDC Corp., *et al.* (File No. 812-15768), Release No. IC-35626 (June 9, 2025) (notice), Release No. IC-35669 (July 8, 2025) (order); Vista Credit Strategic Lending Corp., *et al.* (File No. 812-15773), Release No. IC-35632 (June 11, 2025) (notice), Release No. IC-35667 (July 8, 2025) (order); Coller Secondaries Private Equity Opportunities Fund, *et al*. (File No. 812-15767), Release No. IC-35615 (May 28, 2025) (notice), Release No. IC-35651 (June 24, 2025) (order); Coatue Innovation Fund, *et al.* (File No. 812-15774), Release No. IC-35610 (May 28, 2025) (notice), Release No. IC-35649 (June 24, 2025) (order); Great Elm Capital Corp., *et al*. (File No. 812-15765), Release No. IC-35608 (May 23, 2025) (notice), Release No. IC-35645 (June 18, 2025) (order); Blackstone Private Credit Fund, *et al.* (File No. 812-15726), Release No. IC-35567 (May 5, 2025) (notice), Release No. IC-35567A (May 27, 2025) (notice), Release No. IC-35644 (June 18, 2025) (order); Variant Alternative Income Fund, *et al*. (File No. 812-15771), Release No. IC-35607 (May 22, 2025) (notice), Release No. IC-35640 (June 17, 2025) (order); Eagle Point Credit Company Inc., *et al.* (File No. 812-15512), Release No. IC-35605 (May 22, 2025) (notice), Release No. IC-35639 (June 17, 2025) (order); Golub Capital BDC Inc., *et al.* (File No. 812-15770), Release No. IC-35606 (May 22, 2025) (notice), Release No. IC-35638 (June 17, 2025) (order); Global X Venture Fund, *et al.* (File No. 812-15704), Release No. IC-35593 (May 19, 2025) (notice), Release No. IC-35637 (June 17, 2025) (order); 5C Lending Partners Corp., *et al.* (File No. 812-15769), Release No. IC-35590 (May 16, 2025) (notice), Release No. IC-35631 (June 11, 2025) (order); T. Rowe Price OHA Select Private Credit Fund, *et al.* (File No. 812-15735), Release No. IC-35583 (May 13, 2025) (notice), Release No. IC-35628 (June 10, 2025) (order); MSD Investment Corp., *et al*. (File No. 812-15562), Release No. IC-35582 (May 12, 2025) (notice), Release No. IC-35624 (June 9, 2025) (order); First Eagle Private Credit Fund, *et al*. (File No. 812-15754), Release No. IC-35569 (May 5, 2025) (notice), Release No. IC-35623 (June 3, 2025) (order); Nomura Alternative Income Fund, *et al.* (File No. 812-15759), Release No. IC-35575 (May 7, 2025) (notice), Release No. IC-35621 (June 3, 2025) (order); Varagon Capital Corporation, *et al*. (File No. 812-15757), Release No. IC-35578 (May 7, 2025), Release No. IC-35620 (June 3, 2025) (order); Morgan Stanley Direct Lending Fund, *et al*. (File No. 812-15738), Release No. IC-35574 (May 7, 2025) (notice), Release No. IC-35619 (June 3, 2025) (order); AGTB Fund Manager, LLC, *et al.* (File No. 812-15758), Release No. IC-35568 (May 5, 2025) (notice), Release No. IC-35616 (May 30, 2025) (order); Franklin Lexington Private Markets Fund, *et al.* (File No. 812-15752), Release No. IC-35563 (April 30, 2025) (notice), Release No. IC-35614 (May 28, 2025) (order); Ares Capital Corporation, *et al.* (File No. 812-15483), Release No. IC-35564 (May 1, 2025) (notice), Release No. IC-35611 (May 28, 2025) (order); Adams Street Private Equity Navigator Fund LLC, *et al.* (File No. 812-15634), Release No. IC-35560 (April 28, 2025) (notice), Release No. IC-35609 (May 27, 2025) (order); Goldman Sachs BDC, Inc., *et al.* (File No. 812-15711), Release No. IC-35559 (April 25, 2025) (notice), Release No. IC-35597 (May 21, 2025) (order); Jefferies Finance LLC, *et al.* (File No. 812-15748), Release No. IC-35545 (April 22, 2025) (notice), Release No. IC-35596 (May 20, 2025) (order); PGIM, Inc., *et al.* (File No. 812-15737), Release No. IC-35546 (April 22, 2025) (notice), Release No. IC-35594 (May 20, 2025) (order); MidCap Financial Investment Corporation, *et al.* (File No. 812-15725), Release No. IC-35540 (April 16, 2025) (notice), Release No. IC-35588 (May 14, 2025) (order); Aether Infrastructure & Natural Resources Fund, *et al.* (File No. 812-15749), Release No. IC-35541 (April 17, 2025) (notice), Release No. IC-35585 (May 13, 2025) (order); New Mountain Capital, L.L.C. *et al*., (File No. 812-15739), Release No. IC-35539 (April 16, 2025) (notice), Release No. IC-35584 (May 13, 2025) (order); Blue Owl

the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

[21] *See, e.g.,* FS Credit Opportunities Corp., *et al.* (File No. 812-15706), Release No. IC-35520 (April 3, 2025) (notice), Release No. IC-35561 (April 29, 2025) (order); Sixth Street Specialty Lending, Inc. *et al.* (File No. 812-15729), Release No. IC-35531 (April 10, 2025) (notice), Release No. IC-35570 (May 6, 2025) (order); Blue Owl Capital Corporation, *et al.* (File No. 812-15715), Release No. IC-35530 (April 9, 2025) (notice), Release No. IC-35573 (May 6, 2025) (order); BlackRock Growth Equity Fund LP, *et al.* (File No. 812-15712), Release No. IC-35525 (April 8, 2025) (notice), Release No. IC- 35572 (May 6, 2025) (order).

12

## VI.     PROCEDURAL MATTERS

### A.     Communications

Please address all communications concerning this Application, the Notice and the Order to:

**Keith Kleinman, Esq.**
**Hamilton Lane Advisors, L.L.C.**
**110 Washington Street, Suite 1300**
**Conshohocken, Pennsylvania 1428**
**kkleinman@hamiltonlane.com**

**Michael W. Mundt, Esq.**
**Matthew R. DiClemente, Esq.**
**Stradley Ronon Stevens &**
**Young,LLP 2000 K Street,**
**N.W., Ste. 700**
**Washington, DC 20006**
**(202) 419-8403, MMundt@stradley.com**
**(215) 564-8173, MDiClemente@stradley.com**

Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:

**Ryan P. Brizek, Esq.**
**Simpson Thacher & Bartlett LLP**
**900 G Street, NW**
**Washington, D.C. 20001**
**(202) 636-5500**

**Melanie Ringold, Esq.**

**Sean Ryan,**
**Esq Stephen**
**Sullivan,**
**Esq Invesco**

Capital Corporation, *et al.* (File No. 812-15715), Release No. IC-35530 (April 9, 2025) (notice), Release No. IC-35573 (May 6, 2025) (order); BlackRock Growth Equity Fund LP, *et al.* (File No. 812-15712), Release No. IC-35525 (April 8, 2025) (notice), Release No. IC-35572 (May 6, 2025) (order); Sixth Street Specialty Lending, Inc., *et al.* (File No. 812-15729), Release No. IC-35531 (April 10, 2025) (notice), Release No. IC-35570 (May 6, 2025) (order); FS Credit Opportunities Corp., *et al.* (File No. 812-15706), Release No. IC-35520 (April 3, 2025) (notice), Release No. IC-35561 (April 29, 2025) (order).

14

Ltd.
11 Greenway Plaza, Suite 1000
Houston, TX 77046
melanie.ringold@invesco.com
sean.ryan@invesco.com
stephen.sullivan@invesco.com

B. Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of each Existing Regulated Fund pursuant to resolutions duly adopted by the Board. Copies of the resolutions are provided in Appendix Bbelow.

Pursuant to Rule 0-2(c), Applicants hereby state that each Existing Regulated Fund and Existing Affiliated Fund have authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Sections 17(d) and 57(i) and Rule 17d-117d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. Each of the17d-1. The persons executing the Application on behalf of anthe Applicants being duly sworn deposes and says that he or she has duly executed the Application for and on behalf of the applicable entity listed; that he or she is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

In accordance with the requirements for a request for expedited review of this Application, marked copies of two recent applications seeking the same relief as Applicants that are substantially identical as required by Rule 0-5(e) of the 1940 Act are attached as Exhibit B.

13

The Applicants have caused this Application to be duly signed on their behalf on ~~July 9~~the 2nd day of September, 2025.

**HAMILTON LANE PRIVATE ASSETS FUND**

By: /s/ Keith Kleinman
        Name: Keith Kleinman
        Title: Secretary

**HAMILTON LANE PRIVATE INFRASTRUCTURE FUND**

By: /s/ Keith Kleinman
        Name: Keith Kleinman
        Title: Secretary

~~Invesco Dynamic Credit Opportunity Fund Invesco Senior Income Trust Invesco Senior Loan Fund~~

**HL SCOPE RIC LLC**

By: /s/ ~~Melanie Ringold Name: Melanie Ringold~~Keith Kleinman
        Name: Keith Kleinman
        Title: Secretary

        ~~Title:   Senior Vice President, Chief Legal Officer and Secretary~~

**HAMILTON LANE PRIVATE SECONDARY FUND**

By: /s/ Keith Kleinman
        Name: Keith Kleinman
        Title: Secretary

**HAMILTON LANE VENTURE CAPITAL AND GROWTH FUND**

By: /s/ Keith Kleinman
        Name: Keith Kleinman
        Title: Secretary

**HAMILTON LANE CREDIT INCOME FUND**

By: /s/ Keith Kleinman
        Name: Keith Kleinman
        Title: Sole Trustee

**HAMILTON LANE ADVISORS, L.L.C.**

By:      /s/ Lydia A. Gavalis
         Name:  Lydia A. Gavalis
         Title:  Secretary

**2020 TACTICAL MARKET FUND LP**

**BY: 2020 TACTICAL MARKET GP LLC, ITS GENERAL PARTNER**

By:      /s/ Kristin Jumper
         Name:  Kristin Jumper
         Title:  Assistant Secretary

**~~Invesco Advisers, Inc~~FIFTH STOCKHOLM CI SPV L.P.**

**BY: HL SECOND STOCKHOLM GP LLC, ITS GENERAL PARTNER**

By:      /s/ ~~Melanie Ringold Name:  Melanie Ringold~~Kristin Jumper
         Name:  Kristin Jumper
         Title:  Assistant Secretary

                         ~~Title:     Senior Vice President and Secretary~~

**~~Invesco Senior Secured Management, Inc~~FINANCE STREET AIV SPLITTER L.P.**

**BY: FINANCE STREET GP LLC, ITS GENERAL PARTNER**

By:      /s/ Kristin Jumper
         Name:  Kristin Jumper
         Title:  Assistant Secretary

**FLORIDA GROWTH FUND II LLC**

**BY: HL FLORIDA GROWTH LLC, ITS MANAGER**

By:      /s/ Kristin Jumper
         Name:  Kristin Jumper
         Title:  Assistant Secretary

**GREEN CORE FUND, L.P.**

**BY: GREEN CORE GP LLC, ITS GENERAL PARTNER**

By:      /s/ ~~Scott Baskind Name:  Scott Baskind~~Kristin Jumper
         Name:  Kristin Jumper
         Title:  Assistant Secretary

                         ~~Title:     Chief Investment Officer, President & Managing Director~~

**HAMILTON LANE CO-INVESTMENT FUND IV HOLDINGS LP**
**~~Invesco Direct Lending (UL) Master Fund II, SCSp~~**

**BY: HAMILTON LANE CO-INVESTMENT GP IV LLC, ITS GENERAL PARTNER**

By: ~~Invesco Direct Lending II GP S.A.R.L.~~ By: /s/ ~~Peter Carroll~~ Kristin Jumper_____
        Name:  Kristin Jumper
        Title:  Assistant Secretary
~~Name:    Peter Carroll~~
~~Title:      Director~~

**HAMILTON LANE CO-INVESTMENT FUND IV HOLDINGS-2 LP**

**BY: HAMILTON LANE CO-INVESTMENT GP IV LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper_____
        Name:  Kristin Jumper
        Title:  Assistant Secretary

**HAMILTON LANE NM FUND I LP**

**BY: HL NM FUND I GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper_____
        Name:  Kristin Jumper
        Title:  Assistant Secretary

**HAMILTON LANE PRIVATE EQUITY FUND X HOLDINGS LP**

**BY: HAMILTON LANE GP X LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper_____
        Name:  Kristin Jumper
        Title:  Assistant Secretary

**HAMILTON LANE PRIVATE MARKETS OPPORTUNITY FUND LP, CREDIT SERIES**

**BY: HL PMOF GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper_____
        Name:  Kristin Jumper
        Title:  Assistant Secretary

**HAMILTON LANE PRIVATE MARKETS OPPORTUNITY FUND LP, FUND-OF-FUNDS SERIES**

**BY: HL PMOF GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper_____
        Name:  Kristin Jumper
        Title:  Assistant Secretary

**HAMILTON LANE PRIVATE MARKETS OPPORTUNITY FUND LP, FUND-OF-FUNDS SERIES II**

**BY: HL PMOF GP LLC, ITS GENERAL PARTNER**

By:      /s/ Kristin Jumper
         Name:  Kristin Jumper
         Title:  Assistant Secretary


**HAMILTON LANE - RAYTHEON TECHNOLOGIES PENSION EMERGING MANAGERS, L.P.**

**BY: HAMILTON LANE - RAYTHEON TECHNOLOGIES PENSION EMERGING MANAGERS GP LLC, ITS GENERAL PARTNER**

By:      /s/ Kristin Jumper
         Name:  Kristin Jumper
         Title:  Assistant Secretary


**HAMILTON LANE SMID II HOLDINGS LP**

**BY: HAMILTON LANE GLOBAL SMID II GP, ITS GENERAL PARTNER**

By:      /s/ Kristin Jumper
         Name:  Kristin Jumper
         Title:  Assistant Secretary


**HAMILTON LANE STRATEGIC OPPORTUNITIES FUND V (SERIES 2019) HOLDINGS LP**

**BY: HAMILTON LANE STRATEGIC OPPORTUNITIES FUND V (SERIES 2019) GP LLC, ITS GENERAL PARTNER**

By:      /s/ ~~Benjamin Gruder~~ Kristin Jumper
         Name: ~~Benjamin Gruder~~ Kristin Jumper
         Title:                          ~~Director~~ Assistant Secretary


~~Invesco Direct Lending (L) II Blocker, LLC~~
**HAMILTON LANE STRATEGIC OPPORTUNITIES FUND VI (SERIES 2020) HOLDINGS LP**

                         ~~By:      Invesco Senior Secured~~
                         ~~Management, Inc. as Manager~~
**BY: HAMILTON LANE STRATEGIC OPPORTUNITIES FUND VI (SERIES 2020) GP LLC, ITS GENERAL PARTNER**

By:      /s/ Kristin Jumper
         Name:  Kristin Jumper
         Title:  Assistant Secretary


**HAMILTON LANE STRATEGIC OPPORTUNITIES FUND VII HOLDINGS LP**

**BY: HAMILTON LANE STRATEGIC OPPORTUNITIES FUND VII GP LLC, ITS GENERAL PARTNER**

By:      /s/ Kristin Jumper
         Name:  Kristin Jumper
         Title:  Assistant Secretary

**HAMILTON LANE VENTURE CAPITAL FUND LP, SERIES 2020**

**BY: HAMILTON LANE VENTURE CAPITAL FUND GP, LLC, ITS GENERAL PARTNER**

By:     /s/ ~~Scott Baskind Name:   Scott Baskind~~Kristin Jumper
       Name:  Kristin Jumper
       Title:  Assistant Secretary

                               ~~Title:     Chief Investment Officer, President & Managing Director~~

~~14~~
**HAMILTON LANE VENTURE CAPITAL FUND LP, SERIES 2021**

**BY: HAMILTON LANE VENTURE CAPITAL FUND GP, LLC, ITS GENERAL PARTNER**

By:     /s/ Kristin Jumper
       Name:  Kristin Jumper
       Title:  Assistant Secretary

**HAMILTON LANE VENTURE CAPITAL FUND LP, SERIES 2022**

**BY: HAMILTON LANE VENTURE CAPITAL FUND GP, LLC, ITS GENERAL PARTNER**

By:     /s/ Kristin Jumper
       Name:  Kristin Jumper
       Title:  Assistant Secretary

~~Invesco Direct Lending (L) II Holdco,~~**HAMILTON LANE-CARPENTERS PARTNERSHIP FUND V** L.P.

**BY: HLA CARPENTERS V LLC, ITS GENERAL PARTNER**
                            ~~By:     Invesco Direct Lending Associates II, LLC as General Partner~~

                            ~~By:     Invesco Senior Secured Management, Inc. as Managing Member~~

By:     /s/ Kristin Jumper
       Name:  Kristin Jumper
       Title:  Assistant Secretary

**HL INTERNATIONAL INVESTORS LP, SERIES H2**

**BY: HL INTERNATIONAL INVESTORS GP LLC, ITS GENERAL PARTNER**

By:     /s/ Kristin Jumper
       Name:  Kristin Jumper
       Title:  Assistant Secretary

**HL-HP GLOBAL INVESTMENTS LP**

**BY: HL-HP GLOBAL INVESTMENTS GP, LLC, ITS GENERAL PARTNER**

By:      /s/ ~~Scott Baskind Name: Scott Baskind~~Kristin Jumper
           Name: Kristin Jumper
           Title: Assistant Secretary

                                      ~~Title:    Chief Investment Officer, President & Managing Director~~


**HLSF V HOLDINGS LP**

**BY: HAMILTON LANE SECONDARY FUND V GP LLC, ITS GENERAL PARTNER**

By:      /s/ Kristin Jumper
           Name: Kristin Jumper
           Title: Assistant Secretary


**HLSF V HOLDINGS LP 2**

**BY: HAMILTON LANE SECONDARY FUND V GP LLC, ITS GENERAL PARTNER**

By:      /s/ Kristin Jumper
           Name: Kristin Jumper
           Title: Assistant Secretary


~~Invesco Direct Lending (UL) II Holdco,~~NAKHODA LANE FUND **L.P.**

**BY: NAKHODA LANE FUND GP LLC, ITS GENERAL PARTNER**

                                     ~~By:    Invesco Direct Lending Associates II, LLC as General Partner~~

                                     ~~By:    Invesco Senior Secured Management, Inc. as Managing Member~~

By:      /s/ Kristin Jumper
           Name: Kristin Jumper
           Title: Assistant Secretary


**NAKHODA LANE FUND DE SPV LP**

**BY: NAKHODA LANE FUND GP LLC, ITS GENERAL PARTNER**

By:      /s/ Kristin Jumper
           Name: Kristin Jumper
           Title: Assistant Secretary


**SRCS HL PE 1 (MASTER) LP**

**BY: SR HL PE 1 GP LLC, ITS GENERAL PARTNER**

By:      /s/ Kristin Jumper
          Name:  Kristin Jumper
          Title:  Assistant Secretary

**HAMILTON LANE/NYSCRF ISRAEL INVESTMENT FUND L.P.**

**BY: HL/NY ISRAEL INVESTMENT FUND GP LLC, ITS GENERAL PARTNER**

By:      /s/ Kristin Jumper
          Name:  Kristin Jumper
          Title:  Assistant Secretary

**HL ENPAM FUND SPLITTER LP**

**BY: HL ENPAM SPLITTER GP LLC, ITS GENERAL PARTNER**

By:      /s/ Kristin Jumper
          Name:  Kristin Jumper
          Title:  Assistant Secretary

**HL IMPACT HOLDINGS LP**

**BY: HL IMPACT FUND GP LLC, ITS GENERAL PARTNER**

By:      /s/ Kristin Jumper
          Name:  Kristin Jumper
          Title:  Assistant Secretary

**HL IMPACT II HOLDINGS LP**

**BY: HL IMPACT FUND GP LLC, ITS GENERAL PARTNER**

By:      /s/ Kristin Jumper
          Name:  Kristin Jumper
          Title:  Assistant Secretary

**HL INTERNATIONAL INVESTORS L.P. SERIES M**

**BY: HL INTERNATIONAL INVESTORS GP LLC, ITS GENERAL PARTNER**

By:      /s/ ~~Scott Baskind Name:  Scott Baskind~~ Kristin Jumper
          Name:  Kristin Jumper
          Title:  Assistant Secretary

                             ~~Title:    Chief Investment Officer, President & Managing Director~~

**HL INTERNATIONAL INVESTORS L.P. SERIES N**

BY: HL INTERNATIONAL INVESTORS GP LLC, ITS GENERAL PARTNER

By: /s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HL INTERNATIONAL INVESTORS L.P. SERIES O

BY: HL INTERNATIONAL INVESTORS GP LLC, ITS GENERAL PARTNER

By: /s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

~~Invesco Direct Lending (U~~HL~~) Fund (Cayman) II,~~ INTERNATIONAL INVESTORS L.P. SERIES Q

BY: HL INTERNATIONAL INVESTORS GP LLC, ITS GENERAL PARTNER

~~By: Invesco Direct Lending Associates II, LLC as General Partner~~

~~By: Invesco Senior Secured Management, Inc. as Managing Member~~

By: /s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HL INTERNATIONAL INVESTORS LP SERIES I

BY: HL INTERNATIONAL INVESTORS GP LLC, ITS GENERAL PARTNER

By: /s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HL INTERNATIONAL INVESTORS LP, HL SECONDARY OPPORTUNITIES 2018 SERIES

BY: HL INTERNATIONAL INVESTORS GP LLC, ITS GENERAL PARTNER

By: /s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

HL INTERNATIONAL INVESTORS LP, SERIES H1

BY: HL INTERNATIONAL INVESTORS GP LLC, ITS GENERAL PARTNER

By:     /s/ Kristin Jumper
        Name:  Kristin Jumper
        Title:  Assistant Secretary

**HL INTERNATIONAL INVESTORS LP, SERIES P**

**BY: HL INTERNATIONAL INVESTORS GP LLC, ITS GENERAL PARTNER**

By:     /s/ Kristin Jumper
        Name:  Kristin Jumper
        Title:  Assistant Secretary

**HL LARGE BUYOUT CLUB FUND V**

**BY: HL LARGE BUYOUT CLUB FUND V GP SARL**

By:     /s/ Lydia A. Gavalis
        Name:  Lydia A. Gavalis
        Title:  Manager

**HL LARGE BUYOUT CLUB FUND VI**

**BY: HL LARGE BUYOUT CLUB FUND VI GP SARL**

By:     /s/ ~~Scott Baskind Name:   Scott Baskind~~Lydia A. Gavalis
        Name:  Lydia A. Gavalis
        Title:  Manager

                           ~~Title:      Chief Investment Officer, President & Managing Director~~

~~15~~
**HL MIRAS SECONDARY FUND LP**

**BY: HL EVERGREEN SECONDARY GP LLC, ITS GENERAL PARTNER**

By:     /s/ Kristin Jumper
        Name:  Kristin Jumper
        Title:  Assistant Secretary

**HL PRIVATE ASSETS HOLDINGS LP**

**BY: HL GPA GP LLC, ITS GENERAL PARTNER**

By:     /s/ Kristin Jumper
        Name:  Kristin Jumper
        Title:  Assistant Secretary

**HL/AS GLOBAL COINVEST LP**

**BY: HL/AS GLOBAL COINVEST GP, LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
     Name:  Kristin Jumper
     Title:  Assistant Secretary


**HLSF IV HOLDINGS LP**

**BY: HAMILTON LANE SECONDARY FUND IV GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
     Name:  Kristin Jumper
     Title:  Assistant Secretary


**HL VENTURE CAPITAL CLUB FUND**

**BY: HL VENTURE CAPITAL CLUB FUND GP SARL**

By: /s/ Lydia A. Gavalis
     Name:  Lydia A. Gavalis
     Title:  Manager


~~Invesco Private Credit Opportunities Master Fund,~~ **HUDSON RIVER CO-INVESTMENT FUND III** L.P.

**BY: HAMILTON LANE NEW YORK CO-INVESTMENT III LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
     Name:  Kristin Jumper
     Title:  Assistant Secretary


**INNOVATION LANE LP**

**BY: INNOVATION LANE GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
     Name:  Kristin Jumper
     Title:  Assistant Secretary


~~By: Invesco Private Credit Opportunities Associates,~~ **JATI PRIVATE EQUITY FUND III** L.P. ~~as General Partner~~

     ~~By: Invesco Credit Partners Associates II GP, LLC as General Partner~~

     ~~By: Invesco Senior Secured Management, Inc. as Managing Member~~

**BY: JATI GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

**KPI-HAMILTON LANE MULTI-STRATEGY FUND I MASTER LP**

**BY: KPI – HAMILTON LANE MULTI-STRATEGY FUND I GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

**KPS-HAMILTON LANE MULTI-STRATEGY FUND I MASTER LP**

**BY: KPS – HAMILTON LANE MULTI-STRATEGY FUND I GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

**KTCU HL INFRASTRUCTURE MASTER FUND LP**

**BY: KTCU INFRASTRUCTURE FUND GP LLC, ITS GENERAL PARTNER**

By: /s/ ~~Scott Baskind Name:   Scott Baskind~~Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

~~Title:      Chief Investment Officer, President & Managing Director~~

~~Invesco Private Credit Opportunities Holdco, LLC~~

**LIBRA TAURUS PE FUND MASTER LP**

**BY: LIBRA TAURUS PE FUND GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

**MORAN REAL ASSET FUND II, L.P.**

**BY: HL MORAN GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

**MORAN REAL ASSET FUND III, L.P.**

**BY: HL MORAN GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
Name:  Kristin Jumper
Title:  Assistant Secretary


**NEW YORK CREDIT CO-INVESTMENT FUND II LP**

**BY: NEW YORK CREDIT CO-INVESTMENT FUND GP II L.L.C., ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
Name:  Kristin Jumper
Title:  Assistant Secretary


**By:** ~~Invesco Private Credit Opportunities Master Fund~~**NEW YORK CREDIT SBIC FUND** **L.P.** ~~as Managing Member~~

**BY: NEW YORK CREDIT SBIC FUND GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
Name:  Kristin Jumper
Title:  Assistant Secretary


**By:** ~~Invesco Private Credit Opportunities Associates~~**RAPM NM SECONDARY OPPORTUNITY FUND**, **L.P.** ~~as General Partner~~

> ~~By: Invesco Credit Partners Associates II GP, LLC as General Partner~~
>
> ~~By: Invesco Senior Secured Management, Inc. as Managing Member~~

**BY: HL NM SECONDARY OPPORTUNITY GP, LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
Name:  Kristin Jumper
Title:  Assistant Secretary


**RUSSELL INVESTMENTS HL PRIVATE MARKETS CO-INVESTMENT MASTER FUND LP**

**BY: RUSSELL INVESTMENTS HAMILTON LANE GP SARL**

By: /s/ Lydia A. Gavalis
Name:  Lydia A. Gavalis
Title:  Manager


**RUSSELL INVESTMENTS HL PRIVATE MARKETS SECONDARY MASTER FUND LP**

**BY: RUSSELL INVESTMENTS HAMILTON LANE GP SARL**

By:    /s/ Lydia A. Gavalis
       Name: Lydia A. Gavalis
       Title: Manager

**SIXTH STOCKHOLM CI-SPV LP**

**BY: HL SECOND STOCKHOLM GP LLC, ITS GENERAL PARTNER**

By:    /s/ Kristin Jumper
       Name: Kristin Jumper
       Title: Assistant Secretary

**SRE HL PE 1 (MASTER) LP**

**BY: SR HL PE 1 GP LLC, ITS GENERAL PARTNER**

By:    /s/ Kristin Jumper
       Name: Kristin Jumper
       Title: Assistant Secretary

**SREH HL PE 1 (MASTER) LP**

**BY: SR HL PE 1 GP LLC, ITS GENERAL PARTNER**

By:    /s/ ~~Scott Baskind Name:  Scott Baskind~~Kristin Jumper
       Name: Kristin Jumper
       Title: Assistant Secretary

                   ~~Title:  Chief Investment Officer, President & Managing Director~~

**SRZ HL PE 1 (MASTER) LP**

**BY: SR HL PE 1 GP LLC, ITS GENERAL PARTNER**

By:    /s/ Kristin Jumper
       Name: Kristin Jumper
       Title: Assistant Secretary

**TARRAGON MASTER FUND LP**

**BY: TARRAGON GP LLC, ITS GENERAL PARTNER**

By:    /s/ Kristin Jumper
       Name: Kristin Jumper
       Title: Assistant Secretary

**TOWER BRIDGE SELECT OPPORTUNITIES – A MASTER FUND LP**

**BY: TOWER BRIDGE SELECT OPPORTUNITIES – A MASTER FUND GP LLC, ITS GENERAL PARTNER**

By:	/s/ Kristin Jumper
	Name:  Kristin Jumper
	Title:  Assistant Secretary


**TTCPFS HL INVESTMENTS SPLITTER AIV FUND LP**

**BY: TTCPFS HL INVESTMENTS SPLITTER AIV FUND GP LLC, ITS GENERAL PARTNER**

By:	/s/ Kristin Jumper
	Name:  Kristin Jumper
	Title:  Assistant Secretary


**UTAH REAL ASSETS PORTFOLIO, LP**

**BY: HL UTES GP LLC, ITS GENERAL PARTNER**

By:	/s/ Kristin Jumper
	Name:  Kristin Jumper
	Title:  Assistant Secretary


**HAMILTON LANE SECONDARY FUND V INTERNATIONAL SERIES FUND LP, SERIES 2**

**BY: HAMILTON LANE SECONDARY FUND V GP LLC, ITS GENERAL PARTNER**

By:	/s/ Kristin Jumper
	Name:  Kristin Jumper
	Title:  Assistant Secretary


**HAMILTON LANE INFRASTRUCTURE FUND HOLDINGS LP**

**BY: HL REAL ASSETS GP LLC, ITS GENERAL PARTNER**

By:	/s/ Kristin Jumper
	Name:  Kristin Jumper
	Title:  Assistant Secretary


**HAMILTON LANE INFRASTRUCTURE FUND HOLDINGS-2 LP**

**BY: HL REAL ASSETS GP LLC, ITS GENERAL PARTNER**

By:	/s/ Kristin Jumper
	Name:  Kristin Jumper
	Title:  Assistant Secretary


**HAMILTON LANE EQUITY OPPORTUNITIES FUND V HOLDING LP**

**BY: HAMILTON LANE EQUITY OPPORTUNITIES GP V LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper\
Name: Kristin Jumper\
Title: Assistant Secretary

**HAMILTON LANE EQUITY OPPORTUNITIES FUND V HOLDING-2 LP**

**BY: HAMILTON LANE EQUITY OPPORTUNITIES GP V LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper\
Name: Kristin Jumper\
Title: Assistant Secretary

**ASTRO MASTER FUND III LP**

**BY: HL ASTRO FUND III GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper\
Name: Kristin Jumper\
Title: Assistant Secretary

**DRAGON HL L.P.**

**BY: HL PENHA GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper\
Name: Kristin Jumper\
Title: Assistant Secretary

**EDGEWOOD PARTNERS II LP**

**BY: HL EDGEWOOD GP II LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper\
Name: Kristin Jumper\
Title: Assistant Secretary

~~Invesco PCO Evergreen Master Fund~~**EDGEWOOD PARTNERS III**, L.P.

**BY: HL EDGEWOOD GP III LLC, ITS GENERAL PARTNER**

~~By: Invesco PCO Associates Evergreen, L.P. as General Partner~~

~~By: Invesco PCO Associates Evergreen GP, LLC as General Partner~~

~~By: Invesco Senior Secured Management, Inc. as Managing Member~~

By:     /s/ Kristin Jumper
        Name:  Kristin Jumper
        Title:  Assistant Secretary


**HAMILTON LANE CAPITAL TOWER FUND LP**

**BY: HAMILTON LANE SPV GP LLC, ITS GENERAL PARTNER**

By:     /s/ Kristin Jumper
        Name:  Kristin Jumper
        Title:  Assistant Secretary


**HAMILTON LANE STRATEGIC OPPORTUNITIES FUND VIII HOLDINGS LP**

**BY: HAMILTON LANE STRATEGIC OPPORTUNITIES FUND VIII GP LLC, ITS GENERAL PARTNER**

By:     /s/ Kristin Jumper
        Name:  Kristin Jumper
        Title:  Assistant Secretary


**HAMILTON LANE VENTURE ACCESS FUND I HOLDINGS LP**

**BY: HAMILTON LANE VENTURE ACCESS FUND I GP LLC, ITS GENERAL PARTNER**

By:     /s/ ~~Scott Baskind Name:   Scott Baskind~~Kristin Jumper
        Name:  Kristin Jumper
        Title:  Assistant Secretary
                                            ~~Title:     Chief Investment Officer, President & Managing Director~~

                                            ~~16~~
_____
                            ~~Invesco PCO Evergreen Holdco, LLC~~

**HAMILTON LANE/NYSCRF ISRAEL INVESTMENT FUND II LP**

**BY: HL/NY ISRAEL INVESTMENT FUND II GP LLC, ITS GENERAL PARTNER**

By:     /s/ Kristin Jumper
        Name:  Kristin Jumper
        Title:  Assistant Secretary


**HL ADVANCED SUSTAINABLE TOTAL RETURN OPPORTUNITIES FUND III**

**BY: HL ASTRO FUND III GP LLC, ITS GENERAL PARTNER**

By:     /s/ Kristin Jumper
        Name:  Kristin Jumper
        Title:  Assistant Secretary


**HL ENVIRONMENTAL FUND LP**

**BY: HL ENVIRONMENT FUND GP LLC, ITS GENERAL PARTNER**

By:       /s/ Kristin Jumper
          Name:  Kristin Jumper
          Title:  Assistant Secretary


**HL P PLUS ESG CO-INVEST FUND I LP**

**BY: HL P PLUS CO-INVEST FUND I GP LLC, ITS GENERAL PARTNER**

By:       /s/ Kristin Jumper
          Name:  Kristin Jumper
          Title:  Assistant Secretary


**HL REAL ASSET OPPORTUNITIES – A MASTER FUND LP**

**BY: HL REAL ASSET OPPORTUNITIES – A MASTER FUND GP LLC, ITS GENERAL PARTNER**

By:       /s/ Kristin Jumper
          Name:  Kristin Jumper
          Title:  Assistant Secretary


**PENHA FUND I L.P.**

**BY: HL PENHA GP LLC, ITS GENERAL PARTNER**

By:       /s/ Kristin Jumper
          Name:  Kristin Jumper
          Title:  Assistant Secretary


**PENHA FUND II L.P.**

**BY: HL PENHA GP LLC, ITS GENERAL PARTNER**

By:       /s/ Kristin Jumper
          Name:  Kristin Jumper
          Title:  Assistant Secretary


**By:       ~~Invesco PCO Evergreen Master Fund,~~PHOENIX HL L.P.~~ as Managing Member~~**

                                    ~~By:       Invesco PCO Associates Evergreen, L.P. as General Partner~~

                                    ~~By:       Invesco PCO Associates Evergreen GP, LLC as General Partner~~

                                    ~~By:       Invesco Senior Secured Management, Inc. as Managing~~

~~Member~~

**BY: HL PENHA GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
      Name:  Kristin Jumper
      Title:  Assistant Secretary


**DIRECT CREDIT FUND LP**

**BY: RUSSELL INVESTMENTS HAMILTON LANE DE GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
      Name:  Kristin Jumper
      Title:  Assistant Secretary


**SMART CLEAN AIR AND ENERGY FUND LP**

**BY: SMART CLEAN AIR AND ENERGY FUND GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
      Name:  Kristin Jumper
      Title:  Assistant Secretary


**WPP HL CREDIT OPPORTUNITIES FUND LP**

**BY: WPP HL CREDIT OPPORTUNITIES FUND GP LLC, ITS GENERAL PARTNER**

By: /s/ ~~Scott Baskind Name:   Scott Baskind~~Kristin Jumper
      Name:  Kristin Jumper
      Title:  Assistant Secretary

                ~~Title:      Chief Investment Officer, President & Managing Director~~


**SIXTH STOCKHOLM GLOBAL PRIVATE EQUITY LP**

**BY:  HL SECOND STOCKHOLM GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
      Name:  Kristin Jumper
      Title:  Assistant Secretary


**HL CANADA HEALTH LP**

**BY: HL CANADA HEALTH GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
      Name:  Kristin Jumper
      Title:  Assistant Secretary

~~Invesco Credit Partners Master Fund III~~**CLAL HAMILTON LANE CREDIT INTERNATIONAL SCOPE JV**, **L.P.**

**BY: HL CLAL CREDIT GP LLC, ITS GENERAL PARTNER**
~~By:         Invesco Credit Partners Associates III, L.P. as General Partner~~
By:         /s/ Kristin Jumper_____
            Name:  Kristin Jumper
            Title:  Assistant Secretary

**CLAL HAMILTON LANE CREDIT INTERNATIONAL SO VII JV, LP**

**BY: HL CLAL CREDIT GP LLC, ITS GENERAL PARTNER**

By:         /s/ Kristin Jumper_____
            Name:  Kristin Jumper
            Title:  Assistant Secretary

**HL ALPHA CI SPV LP**

**BY: HL EIA CI SPV GP LLC, ITS GENERAL PARTNER**

By:         /s/ Kristin Jumper_____
            Name:  Kristin Jumper
            Title:  Assistant Secretary

**ETHMAR TECHNOLOGY MASTER FUND LP**

~~By~~**BY**:   ~~Invesco Credit Partners Associates III~~  **HL ETHMAR TECHNOLOGY FUND** **GP, LLC** ~~as General Partner~~

By:         ~~Invesco Senior Secured Management, Inc. as Managing Member~~/s/ Kristin Jumper_
            Name:  Kristin Jumper
            Title:  Assistant Secretary

**APA HOLDINGS LP**

**BY: APA GP, LLC, ITS GENERAL PARTNER**

By:         /s/ Kristin Jumper_____
            Name:  Kristin Jumper
            Title:  Assistant Secretary

**HAMILTON LANE EQUITY OPPORTUNITIES FUND V-A LP**

**BY: HAMILTON LANE EQUITY OPPORTUNITIES GP V LLC, ITS GENERAL PARTNER**

By:         /s/ Kristin Jumper_____
            Name:  Kristin Jumper
            Title:  Assistant Secretary

**HAMILTON LANE EQUITY OPPORTUNITIES FUND V-B LP**

**BY: HAMILTON LANE EQUITY OPPORTUNITIES GP V LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
   Name:  Kristin Jumper
   Title:  Assistant Secretary


**HAMILTON LANE EQUITY OPPORTUNITIES FUND VI-A LP**

**BY: HAMILTON LANE EQUITY OPPORTUNITIES GP VI LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
   Name:  Kristin Jumper
   Title:  Assistant Secretary


**HAMILTON LANE EQUITY OPPORTUNITIES FUND VI-B LP**

**BY: HAMILTON LANE EQUITY OPPORTUNITIES GP VI LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
   Name:  Kristin Jumper
   Title:  Assistant Secretary


**HAMILTON LANE EQUITY OPPORTUNITIES FUND VI HOLDINGS LP**

**BY: HAMILTON LANE EQUITY OPPORTUNITIES GP VI LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
   Name:  Kristin Jumper
   Title:  Assistant Secretary


**HAMILTON LANE EQUITY OPPORTUNITIES FUND VI HOLDINGS-2 LP**

**BY: HAMILTON LANE EQUITY OPPORTUNITIES GP VI LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
   Name:  Kristin Jumper
   Title:  Assistant Secretary

**HL GLOBAL VENTURE CAPITAL AND GROWTH CAYMAN HOLDINGS LP**

**BY: HL GLOBAL VENTURE CAPITAL AND GROWTH CAYMAN HOLDINGS GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
   Name:  Kristin Jumper
   Title:  Assistant Secretary

**HAMILTON LANE EUROPEAN INVESTORS SCA SICAV-RAIF - GPA INVESTMENTS SUB-FUND**

**BY: HL EUROPEAN INVESTORS GP S.À R.L., ITS GENERAL PARTNER**

By:     /s/ Kristin Jumper
           Name:  Kristin Jumper
           Title:  Assistant Secretary


**HL PRIVATE INFRA FUND CAYMAN HOLDINGS LP**

**BY: HL PRIVATE INFRA CAYMAN HOLDINGS GP LLC, ITS GENERAL PARTNER**

By:     /s/ Kristin Jumper
           Name:  Kristin Jumper
           Title:  Assistant Secretary


**HAMILTON LANE IMPACT FUND II LP**

**BY: HL IMPACT FUND II GP LLC, ITS GENERAL PARTNER**

By:     /s/ Kristin Jumper
           Name:  Kristin Jumper
           Title:  Assistant Secretary


**HAMILTON LANE IMPACT FUND III-A LP**

**BY: HL IMPACT FUND III GP LLC, ITS GENERAL PARTNER**

By:     /s/ Kristin Jumper
           Name:  Kristin Jumper
           Title:  Assistant Secretary


**HAMILTON LANE IMPACT FUND III-B LP**

**BY: HL IMPACT FUND III GP LLC, ITS GENERAL PARTNER**

By:     /s/ Kristin Jumper
           Name:  Kristin Jumper
           Title:  Assistant Secretary


**HL IMPACT III HOLDINGS LP**

**BY: HL IMPACT FUND III GP LLC, ITS GENERAL PARTNER**

By:     /s/ Kristin Jumper
           Name:  Kristin Jumper
           Title:  Assistant Secretary


**HAMILTON LANE INFRASTRUCTURE OPPORTUNITIES FUND II LP**

**BY: HL INFRASTRUCTURE OPPORTUNITIES FUND II GP LLC, ITS GENERAL PARTNER**

By:     /s/ Kristin Jumper
             Name:  Kristin Jumper
             Title:  Assistant Secretary

**HAMILTON LANE INFRASTRUCTURE OPPORTUNITIES FUND II HOLDINGS LP**

**BY: HL INFRASTRUCTURE OPPORTUNITIES FUND II GP LLC, ITS GENERAL PARTNER**

By:     /s/ Kristin Jumper
             Name:  Kristin Jumper
             Title:  Assistant Secretary

**HAMILTON LANE INFRASTRUCTURE OPPORTUNITIES FUND II HOLDINGS-2 LP**

**BY: HL INFRASTRUCTURE OPPORTUNITIES FUND II GP LLC, ITS GENERAL PARTNER**

By:     /s/ Kristin Jumper
             Name:  Kristin Jumper
             Title:  Assistant Secretary

**HAMILTON LANE INFRASTRUCTURE OPPORTUNITIES FUND LP**

**BY: HL REAL ASSETS GP LLC, ITS GENERAL PARTNER**

By:     /s/ Kristin Jumper
             Name:  Kristin Jumper
             Title:  Assistant Secretary

**HAMILTON LANE NATIONAL SMALL BUSINESS CREDIT FUND, LP**

**BY: HAMILTON LANE NATIONAL SMALL BUSINESS CREDIT FUND GP, LLC, ITS GENERAL PARTNER**

By:     /s/ Kristin Jumper
             Name:  Kristin Jumper
             Title:  Principal

**HL PRIVATE MARKETS ACCESS HOLDINGS SCSP**

**BY: HL PRIVATE MARKETS ACCESS GP S.À R.L., ITS GENERAL PARTNER**

By:     /s/ ~~Scott Baskind Name:  Scott Baskind~~Kristin Jumper
             Name:  Kristin Jumper
             Title:  Assistant Secretary

                        ~~Title:    Chief Investment Officer, President & Managing Director~~

**HAMILTON LANE RE OPPORTUNITIES FUND I LP**

**BY: HAMILTON LANE RE OPPORTUNITIES FUND I GP LLC, ITS GENERAL PARTNER**

By:    /s/ Kristin Jumper
        Name:  Kristin Jumper
        Title:  Assistant Secretary


**HAMILTON LANE RE OPPORTUNITIES FUND I LP (SERIES A)**

**BY: HAMILTON LANE RE OPPORTUNITIES FUND I GP LLC, ITS GENERAL PARTNER**

By:    /s/ Kristin Jumper
        Name:  Kristin Jumper
        Title:  Assistant Secretary

**HAMILTON LANE RE OPPORTUNITIES FUND I LP (SERIES B)**

**BY: HAMILTON LANE RE OPPORTUNITIES FUND I GP LLC, ITS GENERAL PARTNER**

By:    /s/ Kristin Jumper
        Name:  Kristin Jumper
        Title:  Assistant Secretary


**HAMILTON LANE SECONDARY FUND VI-A LP**

**BY: HAMILTON LANE SECONDARY FUND VI GP LLC, ITS GENERAL PARTNER**

By:    /s/ Kristin Jumper
        Name:  Kristin Jumper
        Title:  Assistant Secretary


**HAMILTON LANE SECONDARY FUND VI-B LP**

**BY: HAMILTON LANE SECONDARY FUND VI GP LLC, ITS GENERAL PARTNER**

By:    /s/ Kristin Jumper
        Name:  Kristin Jumper
        Title:  Assistant Secretary


**HAMILTON LANE SECONDARY FUND VI-D SCSP-RAIF**

**BY: HL EUROPEAN INVESTORS GP S.À R.L., ITS GENERAL PARTNER**

By:    /s/ Kristin Jumper
        Name:  Kristin Jumper
        Title:  Manager


**HLSF VI HOLDINGS 3 LP**

**BY: HAMILTON LANE SECONDARY FUND VI GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
       Name:  Kristin Jumper
       Title:  Assistant Secretary

**HLSF VI BLOCKER (CAYMAN) LP**

**BY: HAMILTON LANE SECONDARY FUND VI GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
       Name:  Kristin Jumper
       Title:  Assistant Secretary

**HLSF VI BLOCKER (DE) LP**

**BY: HAMILTON LANE SECONDARY FUND VI GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
       Name:  Kristin Jumper
       Title:  Assistant Secretary

**HL SCOPE MASTER SICAV-RAIF SCSP**

~~Invesco Credit Partners Opportunities Fund 2023~~**BY: HAMILTON LANE ADVISORS**, L.~~P~~**L.C**.

By: /s/ Kristin Jumper
       Name:  Kristin Jumper
       Title:  Authorized Signatory

**HL SCOPE HOLDINGS S.À.R.L.**

~~By~~**BY**:  ~~Invesco Credit Partners Associates III~~ **HAMILTON LANE ADVISORS**, L.~~P~~**L**~~. as General Partner~~**C**.

       ~~By:~~ ~~Invesco Credit Partners Associates III~~
       ~~GP, LLC as General Partner~~

       ~~By:~~ ~~Invesco Senior Secured~~
       ~~Management, Inc. as Managing~~
       ~~Member~~

By: /s/ Kristin Jumper
       Name:  Kristin Jumper
       Title:  Authorized Signatory

**HAMILTON LANE STRATEGIC OPPORTUNITIES FUND IX-A LP**

**BY: HAMILTON LANE STRATEGIC OPPORTUNITIES FUND IX GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

**HAMILTON LANE STRATEGIC OPPORTUNITIES FUND IX-B LP**

**BY: HAMILTON LANE STRATEGIC OPPORTUNITIES FUND IX GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

**HAMILTON LANE STRATEGIC OPPORTUNITIES FUND IX HOLDINGS-2 LP**

**BY: HAMILTON LANE STRATEGIC OPPORTUNITIES FUND IX GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

**HAMILTON LANE STRATEGIC OPPORTUNITIES FUND IX HOLDINGS LP**

**BY: HAMILTON LANE STRATEGIC OPPORTUNITIES FUND IX GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

**HL VAF I HOLDINGS TRANSACTION LP**

**BY: HAMILTON LANE VENTURE ACCESS FUND I GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

**HL GM PRIVATE MARKETS ACCESS FUND LP**

**BY: HL GM PRIVATE MARKETS ACCESS FUND GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

**HL GROWTH EQUITY CLUB FUND**

**BY: HL GROWTH EQUITY CLUB FUND GP S.À R.L., ITS GENERAL PARTNER**

By: /s/ ~~Scott Baskind Name:  Scott Baskind~~Lydia A. Gavalis

Name:  Lydia A. Gavalis
Title:  Manager

~~Title:    Chief Investment Officer, President & Managing Director~~

~~17~~

---

## VERIFICATIONS

**HL LARGE BUYOUT CLUB FUND VII**

**BY: HL LARGE BUYOUT CLUB FUND VI GP S.À R.L., ITS GENERAL PARTNER**

By:     /s/ Lydia A. Gavalis_____
        Name:  Lydia A. Gavalis
        Title:  Manager

**HL VENTURE CAPITAL CLUB FUND II**

**BY: HL VENTURE CAPITAL CLUB FUND II GP S.À R.L., ITS GENERAL PARTNER**

By:     /s/ Kristin Jumper_____
        Name:  Kristin Jumper
        Title:  Manager

**NEW FINANCE STREET L.P.**

**BY: NEW FINANCE STREET GP LLC, ITS GENERAL PARTNER**

By:     /s/ Kristin Jumper_____
        Name:  Kristin Jumper
        Title:  Assistant Secretary

**HK ORIENTAL PEARL, LPF**

**BY: HAMILTON LANE ASSET MANAGEMENT (HK) LIMITED, ITS GENERAL PARTNER**

By:     /s/ Lydia A. Gavalis_____
        Name:  Lydia A. Gavalis
        Title:  Director

**HUDSON RIVER CO-INVESTMENT FUND IV L.P.**

**BY: HAMILTON LAND HUDSON RIVER CO-INVESTMENT FUND IV GP LLC, ITS GENERAL PARTNER**

**BY: HAMILTON LANE ADVISORS, L.L.C., ITS MANAGING MEMBER**

By:     /s/ Kristin Jumper_____
        Name:  Kristin Jumper
        Title:  Authorized Signatory

**HL BILLY IMPACT PE MASTER FUND LP**

**BY: HL BILLY IMPACT PE FUND GP LLC, ITS GENERAL PARTNER**

By:     /s/ Kristin Jumper
           Name:  Kristin Jumper
           Title:  Assistant Secretary

**KOREA HL STRATEGIC INFRASTRUCTURE MASTER FUND, LP**

**BY: KOREA HL STRATEGIC INFRASTRUCTURE FUND GP, LLC, ITS GENERAL PARTNER**

By:     /s/ Kristin Jumper
           Name:  Kristin Jumper
           Title:  Assistant Secretary

**KIC HL CO-INVESTMENT FUND, LP**

**BY: KIC HL CO-INVESTMENT FUND GP, LLC, ITS GENERAL PARTNER**

By:     /s/ Kristin Jumper
           Name:  Kristin Jumper
           Title:  Assistant Secretary

**KIC HL CO-INVESTMENT MASTER FUND, LP**

**BY: KIC HL CO-INVESTMENT FUND GP, LLC, ITS GENERAL PARTNER**

By:     /s/ Kristin Jumper
           Name:  Kristin Jumper
           Title:  Authorized Person

**KOREA HL STRATEGIC INFRASTRUCTURE MASTER FUND II, LP**

**BY: KOREA HL STRATEGIC INFRASTRUCTURE F UND II GP, LLC, ITS GENERAL PARTNER**

By:     /s/ Kristin Jumper
           Name:  Kristin Jumper
           Title:  Assistant Secretary

**MMAA HL CO-INVESTMENT MASTER FUND, LP**

**BY: MMAA HL CO-INVESTMENT FUND GP, LLC, ITS GENERAL PARTNER**

By:     /s/ Kristin Jumper
           Name:  Kristin Jumper
           Title:  Assistant Secretary

**EDGEWOOD PARTNERS IV LP**

**BY: HL EDGEWOOD GP IV LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
   Name: Kristin Jumper
   Title: Assistant Secretary

**NEW YORK CREDIT SBIC FUND II LP**

**BY: NEW YORK CREDIT SBIC FUND GP II LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
   Name: Kristin Jumper
   Title: Principal

**HL PPLUS CO-INVEST FUND LP**

**BY: HL PPLUS CO-INVEST FUND GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
   Name: Kristin Jumper
   Title: Assistant Secretary

**HL PNB SMA MASTER FUND LP**

**BY: HL PNB SMA GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
   Name: Kristin Jumper
   Title: Assistant Secretary

**HL STRATEGIC RE IRISH HOLDINGS LLC**

**BY: HAMILTON LANE ADVISORS, L.L.C., ITS MANAGER**

By: /s/ Kristin Jumper
   Name: Kristin Jumper
   Title: Authorized Person

**SMART AIR AND ENERGY MASTER FUND LP**

**BY: SMART AIR AND ENERGY FUND GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
   Name: Kristin Jumper
   Title: Assistant Secretary

**HAMILTON LANE PE PROGRAM MASTER FUND L.P.**

**BY: HAMILTON LANE PE PROGRAM GP, LLC, ITS GENERAL PARTNER**

By:      /s/ Kristin Jumper
             Name:  Kristin Jumper
             Title:  Assistant Secretary


**HAMILTON LANE VA RE SMA, LP**

**BY: HAMILTON LANE VA RE SMA GP, LLC, ITS GENERAL PARTNER**

By:      /s/ Kristin Jumper
             Name:  Kristin Jumper
             Title:  Assistant Secretary


**MORAN REAL ASSET FUND IV, L.P.**

**BY: HL MORAN GP LLC, ITS GENERAL PARTNER**

By:      /s/ Kristin Jumper
             Name:  Kristin Jumper
             Title:  Assistant Secretary


**HAMILTON LANE PRIVATE MARKETS FUND Y TREE CLIENTS (EQUITY) LP**

**BY: HAMILTON LANE PRIVATE MARKETS FUND Y TREE CLIENTS (EQUITY) GP LLC, ITS GENERAL PARTNER**

By:      /s/ Kristin Jumper
             Name:  Kristin Jumper
             Title:  Assistant Secretary

## VERIFICATION

~~Each of the~~The undersigned states that he or she has duly executed the ~~attached~~foregoing ~~a~~Application ~~dated as of July 9, 2025~~ for and on behalf of ~~the~~each ~~entit~~ies~~y~~ listed below~~;~~, that he or she ~~holds office with~~is the authorized person of each such entity~~ as indicated below~~; and that all action by officers, directors, ~~officers, stockholders, general partners, trustees or members of each entity and any other body~~and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. ~~Each of the~~The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

**HAMILTON LANE PRIVATE ASSETS FUND**

By:        /s/ Keith Kleinman_____
           Name:  Keith Kleinman
           Title:  Secretary

~~Invesco Dynamic Credit Opportunity Fund Invesco Senior Income Trust Invesco Senior Loan Fund~~

**HAMILTON LANE PRIVATE INFRASTRUCTURE FUND**

By:        /s/ ~~Melanie Ringold Name:   Melanie Ringold~~Keith Kleinman___
           Name:  Keith Kleinman
           Title:  Secretary

                              ~~Title:    Senior Vice President, Chief Legal Officer and Secretary~~

**HL SCOPE RIC LLC**

By:        /s/ Keith Kleinman_____
           Name:  Keith Kleinman
           Title:  Secretary

**HAMILTON LANE PRIVATE SECONDARY FUND**

By:        /s/ Keith Kleinman_____
           Name:  Keith Kleinman
           Title:  Secretary

**HAMILTON LANE VENTURE CAPITAL AND GROWTH FUND**

By:        /s/ Keith Kleinman_____
           Name:  Keith Kleinman
           Title:  Secretary

**HAMILTON LANE CREDIT INCOME FUND**

By:        /s/ Keith Kleinman_____
           Name:  Keith Kleinman
           Title:  Sole Trustee

**HAMILTON LANE ADVISORS, L.L.C.**

By:      /s/ Lydia A. Gavalis
         Name:  Lydia A. Gavalis
         Title:  Secretary


**2020 TACTICAL MARKET FUND LP**

**BY: 2020 TACTICAL MARKET GP LLC, ITS GENERAL PARTNER**

By:      /s/ Kristin Jumper
         Name:  Kristin Jumper
         Title:  Assistant Secretary


~~Invesco Advisers, Inc~~**FIFTH STOCKHOLM CI SPV L.P.**

**BY: HL SECOND STOCKHOLM GP LLC, ITS GENERAL PARTNER**

By:      /s/ ~~Melanie Ringold Name:   Melanie Ringold~~Kristin Jumper
         Name:  Kristin Jumper
         Title:  Assistant Secretary

                         ~~Title:     Senior Vice President and Secretary~~


~~Invesco Senior Secured Management, Inc~~**FINANCE STREET AIV SPLITTER L.P.**

**BY: FINANCE STREET GP LLC, ITS GENERAL PARTNER**

By:      /s/ Kristin Jumper
         Name:  Kristin Jumper
         Title:  Assistant Secretary


**FLORIDA GROWTH FUND II LLC**

**BY: HL FLORIDA GROWTH LLC, ITS MANAGER**

By:      /s/ Kristin Jumper
         Name:  Kristin Jumper
         Title:  Assistant Secretary


**GREEN CORE FUND, L.P.**

**BY: GREEN CORE GP LLC, ITS GENERAL PARTNER**

By:      /s/ ~~Scott Baskind Name:   Scott Baskind~~Kristin Jumper
         Name:  Kristin Jumper
         Title:  Assistant Secretary

                         ~~Title:     Chief Investment Officer, President & Managing Director~~

**HAMILTON LANE CO-INVESTMENT FUND IV HOLDINGS LP**
~~Invesco Direct Lending (UL) Master Fund II, SCSp~~
**BY: HAMILTON LANE CO-INVESTMENT GP IV LLC, ITS GENERAL PARTNER**

By: ~~Invesco Direct Lending II GP S.A.R.L.~~ By:    /s/ ~~Peter Carroll~~Kristin Jumper_____
          Name:  Kristin Jumper
          Title:  Assistant Secretary
~~Name:    Peter Carroll~~
~~Title:      Director~~

**HAMILTON LANE CO-INVESTMENT FUND IV HOLDINGS-2 LP**

**BY: HAMILTON LANE CO-INVESTMENT GP IV LLC, ITS GENERAL PARTNER**

By:       /s/ Kristin Jumper_____
          Name:  Kristin Jumper
          Title:  Assistant Secretary

**HAMILTON LANE NM FUND I LP**

**BY: HL NM FUND I GP LLC, ITS GENERAL PARTNER**

By:       /s/ Kristin Jumper_____
          Name:  Kristin Jumper
          Title:  Assistant Secretary

**HAMILTON LANE PRIVATE EQUITY FUND X HOLDINGS LP**

**BY: HAMILTON LANE GP X LLC, ITS GENERAL PARTNER**

By:       /s/ Kristin Jumper_____
          Name:  Kristin Jumper
          Title:  Assistant Secretary

**HAMILTON LANE PRIVATE MARKETS OPPORTUNITY FUND LP, CREDIT SERIES**

**BY: HL PMOF GP LLC, ITS GENERAL PARTNER**

By:       /s/ Kristin Jumper_____
          Name:  Kristin Jumper
          Title:  Assistant Secretary

**HAMILTON LANE PRIVATE MARKETS OPPORTUNITY FUND LP, FUND-OF-FUNDS SERIES**

**BY: HL PMOF GP LLC, ITS GENERAL PARTNER**

By:       /s/ Kristin Jumper_____
          Name:  Kristin Jumper
          Title:  Assistant Secretary

**HAMILTON LANE PRIVATE MARKETS OPPORTUNITY FUND LP, FUND-OF-FUNDS SERIES II**

**BY: HL PMOF GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
      Name:  Kristin Jumper
      Title:  Assistant Secretary


**HAMILTON LANE - RAYTHEON TECHNOLOGIES PENSION EMERGING MANAGERS, L.P.**

**BY: HAMILTON LANE - RAYTHEON TECHNOLOGIES PENSION EMERGING MANAGERS GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
      Name:  Kristin Jumper
      Title:  Assistant Secretary


**HAMILTON LANE SMID II HOLDINGS LP**

**BY: HAMILTON LANE GLOBAL SMID II GP, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
      Name:  Kristin Jumper
      Title:  Assistant Secretary


**HAMILTON LANE STRATEGIC OPPORTUNITIES FUND V (SERIES 2019) HOLDINGS LP**

**BY: HAMILTON LANE STRATEGIC OPPORTUNITIES FUND V (SERIES 2019) GP LLC, ITS GENERAL PARTNER**

By: /s/ ~~Benjamin Gruder~~ Kristin Jumper
      Name: ~~Benjamin Gruder~~ Kristin Jumper
      Title:       ~~Director~~ Assistant Secretary

~~18~~

~~Invesco Direct Lending (L) II Blocker, LLC~~

~~By:    Invesco Senior Secured~~
~~Management, Inc. as Manager~~

**HAMILTON LANE STRATEGIC OPPORTUNITIES FUND VI (SERIES 2020) HOLDINGS LP**

**BY: HAMILTON LANE STRATEGIC OPPORTUNITIES FUND VI (SERIES 2020) GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
      Name:  Kristin Jumper
      Title:  Assistant Secretary


**HAMILTON LANE STRATEGIC OPPORTUNITIES FUND VII HOLDINGS LP**

**BY: HAMILTON LANE STRATEGIC OPPORTUNITIES FUND VII GP LLC, ITS GENERAL PARTNER**

By:     /s/ Kristin Jumper
        Name:  Kristin Jumper
        Title:  Assistant Secretary


**HAMILTON LANE VENTURE CAPITAL FUND LP, SERIES 2020**

**BY: HAMILTON LANE VENTURE CAPITAL FUND GP, LLC, ITS GENERAL PARTNER**

By:     /s/ ~~Scott Baskind Name:   Scott Baskind~~Kristin Jumper
        Name:  Kristin Jumper
        Title:  Assistant Secretary

                                            ~~Title:     Chief Investment Officer, President & Managing Director~~


**HAMILTON LANE VENTURE CAPITAL FUND LP, SERIES 2021**

**BY: HAMILTON LANE VENTURE CAPITAL FUND GP, LLC, ITS GENERAL PARTNER**

By:     /s/ Kristin Jumper
        Name:  Kristin Jumper
        Title:  Assistant Secretary


**HAMILTON LANE VENTURE CAPITAL FUND LP, SERIES 2022**

**BY: HAMILTON LANE VENTURE CAPITAL FUND GP, LLC, ITS GENERAL PARTNER**

By:     /s/ Kristin Jumper
        Name:  Kristin Jumper
        Title:  Assistant Secretary


~~Invesco Direct Lending (L) II Holdco,~~**HAMILTON LANE-CARPENTERS PARTNERSHIP FUND V** L.P.

**BY: HLA CARPENTERS V LLC, ITS GENERAL PARTNER**
                                            ~~By:     Invesco Direct Lending Associates II, LLC as General Partner~~

                                            ~~By:     Invesco Senior Secured Management, Inc. as Managing Member~~

By:     /s/ Kristin Jumper
        Name:  Kristin Jumper
        Title:  Assistant Secretary


**HL INTERNATIONAL INVESTORS LP, SERIES H2**

**BY: HL INTERNATIONAL INVESTORS GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
    Name:  Kristin Jumper
    Title:  Assistant Secretary

**HL-HP GLOBAL INVESTMENTS LP**

**BY: HL-HP GLOBAL INVESTMENTS GP, LLC, ITS GENERAL PARTNER**

By: /s/ ~~Scott Baskind Name:  Scott Baskind~~Kristin Jumper
    Name:  Kristin Jumper
    Title:  Assistant Secretary

    ~~Title:    Chief Investment Officer, President & Managing Director~~

**HLSF V HOLDINGS LP**

**BY: HAMILTON LANE SECONDARY FUND V GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
    Name:  Kristin Jumper
    Title:  Assistant Secretary

**HLSF V HOLDINGS LP 2**

**BY: HAMILTON LANE SECONDARY FUND V GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
    Name:  Kristin Jumper
    Title:  Assistant Secretary

~~**Invesco Direct Lending (UL) II Holdco,**~~**NAKHODA LANE FUND** L.P.

**BY: NAKHODA LANE FUND GP LLC, ITS GENERAL PARTNER**

    ~~By:    Invesco Direct Lending Associates II, LLC as General Partner~~

    ~~By:    Invesco Senior Secured Management, Inc. as Managing Member~~

By: /s/ Kristin Jumper
    Name:  Kristin Jumper
    Title:  Assistant Secretary

**NAKHODA LANE FUND DE SPV LP**

**BY: NAKHODA LANE FUND GP LLC, ITS GENERAL PARTNER**

By:     /s/ Kristin Jumper
        Name:  Kristin Jumper
        Title:  Assistant Secretary

**SRCS HL PE 1 (MASTER) LP**

**BY: SR HL PE 1 GP LLC, ITS GENERAL PARTNER**

By:     /s/ Kristin Jumper
        Name:  Kristin Jumper
        Title:  Assistant Secretary

**HAMILTON LANE/NYSCRF ISRAEL INVESTMENT FUND L.P.**

**BY: HL/NY ISRAEL INVESTMENT FUND GP LLC, ITS GENERAL PARTNER**

By:     /s/ Kristin Jumper
        Name:  Kristin Jumper
        Title:  Assistant Secretary

**HL ENPAM FUND SPLITTER LP**

**BY: HL ENPAM SPLITTER GP LLC, ITS GENERAL PARTNER**

By:     /s/ Kristin Jumper
        Name:  Kristin Jumper
        Title:  Assistant Secretary

**HL IMPACT HOLDINGS LP**

**BY: HL IMPACT FUND GP LLC, ITS GENERAL PARTNER**

By:     /s/ Kristin Jumper
        Name:  Kristin Jumper
        Title:  Assistant Secretary

**HL IMPACT II HOLDINGS LP**

**BY: HL IMPACT FUND GP LLC, ITS GENERAL PARTNER**

By:     /s/ Kristin Jumper
        Name:  Kristin Jumper
        Title:  Assistant Secretary

**HL INTERNATIONAL INVESTORS L.P. SERIES M**

**BY: HL INTERNATIONAL INVESTORS GP LLC, ITS GENERAL PARTNER**

By:     /s/ ~~Scott Baskind Name:  Scott Baskind~~Kristin Jumper

Name: Kristin Jumper
Title: Assistant Secretary

~~Title: Chief Investment Officer, President & Managing Director~~

**HL INTERNATIONAL INVESTORS L.P. SERIES N**

**BY: HL INTERNATIONAL INVESTORS GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper______________________
Name: Kristin Jumper
Title: Assistant Secretary

**HL INTERNATIONAL INVESTORS L.P. SERIES O**

**BY: HL INTERNATIONAL INVESTORS GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper______________________
Name: Kristin Jumper
Title: Assistant Secretary

**~~Invesco Direct Lending (U~~HL~~) Fund (Cayman) II,~~ INTERNATIONAL INVESTORS L.P. SERIES Q**

**BY: HL INTERNATIONAL INVESTORS GP LLC, ITS GENERAL PARTNER**

~~By: Invesco Direct Lending Associates II, LLC as General Partner~~

~~By: Invesco Senior Secured Management, Inc. as Managing Member~~

By: /s/ Kristin Jumper______________________
Name: Kristin Jumper
Title: Assistant Secretary

**HL INTERNATIONAL INVESTORS LP SERIES I**

**BY: HL INTERNATIONAL INVESTORS GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper______________________
Name: Kristin Jumper
Title: Assistant Secretary

**HL INTERNATIONAL INVESTORS LP, HL SECONDARY OPPORTUNITIES 2018 SERIES**

**BY: HL INTERNATIONAL INVESTORS GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

**HL INTERNATIONAL INVESTORS LP, SERIES H1**

**BY: HL INTERNATIONAL INVESTORS GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

**HL INTERNATIONAL INVESTORS LP, SERIES P**

**BY: HL INTERNATIONAL INVESTORS GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

**HL LARGE BUYOUT CLUB FUND V**

**BY: HL LARGE BUYOUT CLUB FUND V GP SARL**

By: /s/ Lydia A. Gavalis
Name: Lydia A. Gavalis
Title: Manager

**HL LARGE BUYOUT CLUB FUND VI**

**BY: HL LARGE BUYOUT CLUB FUND VI GP SARL**

By: /s/ ~~Scott Baskind Name: Scott Baskind~~Lydia A. Gavalis
Name: Lydia A. Gavalis
Title: Manager

~~Title: Chief Investment Officer, President & Managing Director~~

~~19~~
**HL MIRAS SECONDARY FUND LP**

**BY: HL EVERGREEN SECONDARY GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

**HL PRIVATE ASSETS HOLDINGS LP**

**BY: HL GPA GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
　　Name:  Kristin Jumper
　　Title:  Assistant Secretary


**HL/AS GLOBAL COINVEST LP**

**BY: HL/AS GLOBAL COINVEST GP, LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
　　Name:  Kristin Jumper
　　Title:  Assistant Secretary


**HLSF IV HOLDINGS LP**

**BY: HAMILTON LANE SECONDARY FUND IV GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
　　Name:  Kristin Jumper
　　Title:  Assistant Secretary


**HL VENTURE CAPITAL CLUB FUND**

**BY: HL VENTURE CAPITAL CLUB FUND GP SARL**

By: /s/ Lydia A. Gavalis
　　Name:  Lydia A. Gavalis
　　Title:  Manager


~~Invesco Private Credit Opportunities Master Fund,~~**HUDSON RIVER CO-INVESTMENT FUND III** L.P.

**BY: HAMILTON LANE NEW YORK CO-INVESTMENT III LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
　　Name:  Kristin Jumper
　　Title:  Assistant Secretary


**INNOVATION LANE LP**

**BY: INNOVATION LANE GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
　　Name:  Kristin Jumper
　　Title:  Assistant Secretary


By: ~~Invesco Private Credit Opportunities Associates,~~**JATI PRIVATE EQUITY FUND III** L.P. ~~as General Partner~~

　　　　　　　　　　　　　　By: ~~Invesco Credit Partners Associates II GP, LLC as General Partner~~

By: ~~Invesco Senior Secured Management, Inc. as Managing Member~~

**BY: JATI GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

**KPI-HAMILTON LANE MULTI-STRATEGY FUND I MASTER LP**

**BY: KPI – HAMILTON LANE MULTI-STRATEGY FUND I GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

**KPS-HAMILTON LANE MULTI-STRATEGY FUND I MASTER LP**

**BY: KPS – HAMILTON LANE MULTI-STRATEGY FUND I GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

**KTCU HL INFRASTRUCTURE MASTER FUND LP**

**BY: KTCU INFRASTRUCTURE FUND GP LLC, ITS GENERAL PARTNER**

By: /s/ ~~Scott Baskind Name: Scott Baskind~~ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

Title: ~~Chief Investment Officer, President & Managing Director~~

~~Invesco Private Credit Opportunities Holdco, LLC~~

**LIBRA TAURUS PE FUND MASTER LP**

**BY: LIBRA TAURUS PE FUND GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

**MORAN REAL ASSET FUND II, L.P.**

**BY: HL MORAN GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
Name:  Kristin Jumper
Title:  Assistant Secretary

**MORAN REAL ASSET FUND III, L.P.**

**BY: HL MORAN GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
Name:  Kristin Jumper
Title:  Assistant Secretary

**NEW YORK CREDIT CO-INVESTMENT FUND II LP**

**BY: NEW YORK CREDIT CO-INVESTMENT FUND GP II L.L.C., ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
Name:  Kristin Jumper
Title:  Assistant Secretary

By: ~~Invesco Private Credit Opportunities Master Fund~~**NEW YORK CREDIT SBIC FUND** L.P. ~~as Managing Member~~

**BY: NEW YORK CREDIT SBIC FUND GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
Name:  Kristin Jumper
Title:  Assistant Secretary

By: ~~Invesco Private Credit Opportunities Associates~~**RAPM NM SECONDARY OPPORTUNITY FUND**, **L.P.** ~~as General Partner~~

~~By: Invesco Credit Partners Associates II GP, LLC as General Partner~~

~~By: Invesco Senior Secured Management, Inc. as Managing Member~~

**BY: HL NM SECONDARY OPPORTUNITY GP, LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
Name:  Kristin Jumper
Title:  Assistant Secretary

**RUSSELL INVESTMENTS HL PRIVATE MARKETS CO-INVESTMENT MASTER FUND LP**

**BY: RUSSELL INVESTMENTS HAMILTON LANE GP SARL**

By: /s/ Lydia A. Gavalis
      Name: Lydia A. Gavalis
      Title: Manager

**RUSSELL INVESTMENTS HL PRIVATE MARKETS SECONDARY MASTER FUND LP**

**BY: RUSSELL INVESTMENTS HAMILTON LANE GP SARL**

By: /s/ Lydia A. Gavalis
      Name: Lydia A. Gavalis
      Title: Manager

**SIXTH STOCKHOLM CI-SPV LP**

**BY: HL SECOND STOCKHOLM GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
      Name: Kristin Jumper
      Title: Assistant Secretary

**SRE HL PE 1 (MASTER) LP**

**BY: SR HL PE 1 GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
      Name: Kristin Jumper
      Title: Assistant Secretary

**SREH HL PE 1 (MASTER) LP**

**BY: SR HL PE 1 GP LLC, ITS GENERAL PARTNER**

By: /s/ ~~Scott Baskind Name:  Scott Baskind~~Kristin Jumper
      Name: Kristin Jumper
      Title: Assistant Secretary

                ~~Title:      Chief Investment Officer, President & Managing Director~~

**SRZ HL PE 1 (MASTER) LP**

**BY: SR HL PE 1 GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
      Name: Kristin Jumper
      Title: Assistant Secretary

**TARRAGON MASTER FUND LP**

**BY: TARRAGON GP LLC, ITS GENERAL PARTNER**

By:      /s/ Kristin Jumper\
         Name:  Kristin Jumper\
         Title:  Assistant Secretary

**TOWER BRIDGE SELECT OPPORTUNITIES – A MASTER FUND LP**

**BY: TOWER BRIDGE SELECT OPPORTUNITIES – A MASTER FUND GP LLC, ITS GENERAL PARTNER**

By:      /s/ Kristin Jumper\
         Name:  Kristin Jumper\
         Title:  Assistant Secretary

**TTCPFS HL INVESTMENTS SPLITTER AIV FUND LP**

**BY: TTCPFS HL INVESTMENTS SPLITTER AIV FUND GP LLC, ITS GENERAL PARTNER**

By:      /s/ Kristin Jumper\
         Name:  Kristin Jumper\
         Title:  Assistant Secretary

**UTAH REAL ASSETS PORTFOLIO, LP**

**BY: HL UTES GP LLC, ITS GENERAL PARTNER**

By:      /s/ Kristin Jumper\
         Name:  Kristin Jumper\
         Title:  Assistant Secretary

**HAMILTON LANE SECONDARY FUND V INTERNATIONAL SERIES FUND LP, SERIES 2**

**BY: HAMILTON LANE SECONDARY FUND V GP LLC, ITS GENERAL PARTNER**

By:      /s/ Kristin Jumper\
         Name:  Kristin Jumper\
         Title:  Assistant Secretary

**HAMILTON LANE INFRASTRUCTURE FUND HOLDINGS LP**

**BY: HL REAL ASSETS GP LLC, ITS GENERAL PARTNER**

By:      /s/ Kristin Jumper\
         Name:  Kristin Jumper\
         Title:  Assistant Secretary

**HAMILTON LANE INFRASTRUCTURE FUND HOLDINGS-2 LP**

**BY: HL REAL ASSETS GP LLC, ITS GENERAL PARTNER**

By:      /s/ Kristin Jumper_____
        Name:  Kristin Jumper
        Title:  Assistant Secretary


**HAMILTON LANE EQUITY OPPORTUNITIES FUND V HOLDING LP**

**BY: HAMILTON LANE EQUITY OPPORTUNITIES GP V LLC, ITS GENERAL PARTNER**

By:      /s/ Kristin Jumper_____
        Name:  Kristin Jumper
        Title:  Assistant Secretary


**HAMILTON LANE EQUITY OPPORTUNITIES FUND V HOLDING-2 LP**

**BY: HAMILTON LANE EQUITY OPPORTUNITIES GP V LLC, ITS GENERAL PARTNER**

By:      /s/ Kristin Jumper_____
        Name:  Kristin Jumper
        Title:  Assistant Secretary


**ASTRO MASTER FUND III LP**

**BY: HL ASTRO FUND III GP LLC, ITS GENERAL PARTNER**

By:      /s/ Kristin Jumper_____
        Name:  Kristin Jumper
        Title:  Assistant Secretary


**DRAGON HL L.P.**

**BY: HL PENHA GP LLC, ITS GENERAL PARTNER**

By:      /s/ Kristin Jumper_____
        Name:  Kristin Jumper
        Title:  Assistant Secretary


**EDGEWOOD PARTNERS II LP**

**BY: HL EDGEWOOD GP II LLC, ITS GENERAL PARTNER**

By:      /s/ Kristin Jumper_____
        Name:  Kristin Jumper
        Title:  Assistant Secretary


~~Invesco PCO Evergreen Master Fund~~**EDGEWOOD PARTNERS III**, L.P.

**BY: HL EDGEWOOD GP III LLC, ITS GENERAL PARTNER**
        ~~By:    Invesco PCO Associates~~
        ~~Evergreen, L.P. as General~~

~~Partner~~

~~By:    Invesco PCO Associates Evergreen GP, LLC as General Partner~~

~~By:    Invesco Senior Secured Management, Inc. as Managing Member~~

By:        /s/ Kristin Jumper
        Name:  Kristin Jumper
        Title:  Assistant Secretary


**HAMILTON LANE CAPITAL TOWER FUND LP**

**BY: HAMILTON LANE SPV GP LLC, ITS GENERAL PARTNER**

By:        /s/ Kristin Jumper
        Name:  Kristin Jumper
        Title:  Assistant Secretary


**HAMILTON LANE STRATEGIC OPPORTUNITIES FUND VIII HOLDINGS LP**

**BY: HAMILTON LANE STRATEGIC OPPORTUNITIES FUND VIII GP LLC, ITS GENERAL PARTNER**

By:        /s/ Kristin Jumper
        Name:  Kristin Jumper
        Title:  Assistant Secretary


**HAMILTON LANE VENTURE ACCESS FUND I HOLDINGS LP**

**BY: HAMILTON LANE VENTURE ACCESS FUND I GP LLC, ITS GENERAL PARTNER**

By:        /s/ ~~Scott Baskind Name:  Scott Baskind~~ Kristin Jumper
        Name:  Kristin Jumper
        Title:  Assistant Secretary

        ~~Title:    Chief Investment Officer, President & Managing Director~~

~~20~~

~~Invesco PCO Evergreen Holdco, LLC~~

**HAMILTON LANE/NYSCRF ISRAEL INVESTMENT FUND II LP**

**BY: HL/NY ISRAEL INVESTMENT FUND II GP LLC, ITS GENERAL PARTNER**

By:        /s/ Kristin Jumper
        Name:  Kristin Jumper
        Title:  Assistant Secretary

**HL ADVANCED SUSTAINABLE TOTAL RETURN OPPORTUNITIES FUND III**

**BY: HL ASTRO FUND III GP LLC, ITS GENERAL PARTNER**

By:     /s/ Kristin Jumper_____
        Name:  Kristin Jumper
        Title:  Assistant Secretary

**HL ENVIRONMENTAL FUND LP**

**BY: HL ENVIRONMENT FUND GP LLC, ITS GENERAL PARTNER**

By:     /s/ Kristin Jumper_____
        Name:  Kristin Jumper
        Title:  Assistant Secretary

**HL P PLUS ESG CO-INVEST FUND I LP**

**BY: HL P PLUS CO-INVEST FUND I GP LLC, ITS GENERAL PARTNER**

By:     /s/ Kristin Jumper_____
        Name:  Kristin Jumper
        Title:  Assistant Secretary

**HL REAL ASSET OPPORTUNITIES – A MASTER FUND LP**

**BY: HL REAL ASSET OPPORTUNITIES – A MASTER FUND GP LLC, ITS GENERAL PARTNER**

By:     /s/ Kristin Jumper_____
        Name:  Kristin Jumper
        Title:  Assistant Secretary

**PENHA FUND I L.P.**

**BY: HL PENHA GP LLC, ITS GENERAL PARTNER**

By:     /s/ Kristin Jumper_____
        Name:  Kristin Jumper
        Title:  Assistant Secretary

**PENHA FUND II L.P.**

**BY: HL PENHA GP LLC, ITS GENERAL PARTNER**

By:     /s/ Kristin Jumper_____
        Name:  Kristin Jumper
        Title:  Assistant Secretary

By:     ~~Invesco PCO Evergreen Master Fund,~~**PHOENIX HL L.P.**~~ as Managing Member~~

By: Invesco PCO Associates Evergreen, L.P. as General Partner

By: Invesco PCO Associates Evergreen GP, LLC as General Partner

By: Invesco Senior Secured Management, Inc. as Managing Member

**BY: HL PENHA GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

**DIRECT CREDIT FUND LP**

**BY: RUSSELL INVESTMENTS HAMILTON LANE DE GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

**SMART CLEAN AIR AND ENERGY FUND LP**

**BY: SMART CLEAN AIR AND ENERGY FUND GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

**WPP HL CREDIT OPPORTUNITIES FUND LP**

**BY: WPP HL CREDIT OPPORTUNITIES FUND GP LLC, ITS GENERAL PARTNER**

By: /s/ Scott Baskind Name: Scott BaskindKristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

Title: Chief Investment Officer, President & Managing Director

**SIXTH STOCKHOLM GLOBAL PRIVATE EQUITY LP**

**BY: HL SECOND STOCKHOLM GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

**HL CANADA HEALTH LP**

**BY: HL CANADA HEALTH GP LLC, ITS GENERAL PARTNER**

By:     /s/ Kristin Jumper
            Name:  Kristin Jumper
            Title:  Assistant Secretary

~~Invesco Credit Partners Master Fund III~~**CLAL HAMILTON LANE CREDIT INTERNATIONAL SCOPE JV, L.P.**

**BY: HL CLAL CREDIT GP LLC, ITS GENERAL PARTNER**

By:     /s/ Kristin Jumper
            Name:  Kristin Jumper
            Title:  Assistant Secretary

**CLAL HAMILTON LANE CREDIT INTERNATIONAL SO VII JV, LP**

**BY: HL CLAL CREDIT GP LLC, ITS GENERAL PARTNER**

By:     /s/ Kristin Jumper
            Name:  Kristin Jumper
            Title:  Assistant Secretary

**HL ALPHA CI SPV LP**

**BY: HL EIA CI SPV GP LLC, ITS GENERAL PARTNER**

By:     /s/ Kristin Jumper
            Name:  Kristin Jumper
            Title:  Assistant Secretary

**ETHMAR TECHNOLOGY MASTER FUND LP**

**BY:  HL ETHMAR TECHNOLOGY FUND GP, LLC**

By:     /s/ Kristin Jumper
            Name:  Kristin Jumper
            Title:  Assistant Secretary

**APA HOLDINGS LP**

**BY: APA GP, LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

**HAMILTON LANE EQUITY OPPORTUNITIES FUND V-A LP**

**BY: HAMILTON LANE EQUITY OPPORTUNITIES GP V LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

**HAMILTON LANE EQUITY OPPORTUNITIES FUND V-B LP**

**BY: HAMILTON LANE EQUITY OPPORTUNITIES GP V LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

**HAMILTON LANE EQUITY OPPORTUNITIES FUND VI-A LP**

**BY: HAMILTON LANE EQUITY OPPORTUNITIES GP VI LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

**HAMILTON LANE EQUITY OPPORTUNITIES FUND VI-B LP**

**BY: HAMILTON LANE EQUITY OPPORTUNITIES GP VI LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

**HAMILTON LANE EQUITY OPPORTUNITIES FUND VI HOLDINGS LP**

**BY: HAMILTON LANE EQUITY OPPORTUNITIES GP VI LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

**HAMILTON LANE EQUITY OPPORTUNITIES FUND VI HOLDINGS-2 LP**

**BY: HAMILTON LANE EQUITY OPPORTUNITIES GP VI LLC, ITS GENERAL PARTNER**

By:     /s/ Kristin Jumper_____
        Name:  Kristin Jumper
        Title:  Assistant Secretary

**HL GLOBAL VENTURE CAPITAL AND GROWTH CAYMAN HOLDINGS LP**

**BY: HL GLOBAL VENTURE CAPITAL AND GROWTH CAYMAN HOLDINGS GP LLC, ITS GENERAL PARTNER**

By:     /s/ Kristin Jumper_____
        Name:  Kristin Jumper
        Title:  Assistant Secretary

**HAMILTON LANE EUROPEAN INVESTORS SCA SICAV-RAIF - GPA INVESTMENTS SUB-FUND**

**BY: HL EUROPEAN INVESTORS GP S.À R.L., ITS GENERAL PARTNER**

By:     /s/ Kristin Jumper_____
        Name:  Kristin Jumper
        Title:  Assistant Secretary

**HL PRIVATE INFRA FUND CAYMAN HOLDINGS LP**

**BY: HL PRIVATE INFRA CAYMAN HOLDINGS GP LLC, ITS GENERAL PARTNER**

By:     /s/ Kristin Jumper_____
        Name:  Kristin Jumper
        Title:  Assistant Secretary

**HAMILTON LANE IMPACT FUND II LP**

**BY: HL IMPACT FUND II GP LLC, ITS GENERAL PARTNER**

By:     /s/ Kristin Jumper_____
        Name:  Kristin Jumper
        Title:  Assistant Secretary

**HAMILTON LANE IMPACT FUND III-A LP**

**BY: HL IMPACT FUND III GP LLC, ITS GENERAL PARTNER**

By:     /s/ Kristin Jumper_____
        Name:  Kristin Jumper
        Title:  Assistant Secretary

**HAMILTON LANE IMPACT FUND III-B LP**

**BY: HL IMPACT FUND III GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

**HL IMPACT III HOLDINGS LP**

**BY: HL IMPACT FUND III GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

**HAMILTON LANE INFRASTRUCTURE OPPORTUNITIES FUND II LP**

**BY: HL INFRASTRUCTURE OPPORTUNITIES FUND II GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

**HAMILTON LANE INFRASTRUCTURE OPPORTUNITIES FUND II HOLDINGS LP**

**BY: HL INFRASTRUCTURE OPPORTUNITIES FUND II GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

**HAMILTON LANE INFRASTRUCTURE OPPORTUNITIES FUND II HOLDINGS-2 LP**

**BY: HL INFRASTRUCTURE OPPORTUNITIES FUND II GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

**HAMILTON LANE INFRASTRUCTURE OPPORTUNITIES FUND LP**

**BY: HL REAL ASSETS GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

**HAMILTON LANE NATIONAL SMALL BUSINESS CREDIT FUND, LP**

**BY: HAMILTON LANE NATIONAL SMALL BUSINESS CREDIT FUND GP, LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper\
 Name:  Kristin Jumper\
 Title:  Principal

**HL PRIVATE MARKETS ACCESS HOLDINGS SCSP**

**BY: HL PRIVATE MARKETS ACCESS GP S.À R.L., ITS GENERAL PARTNER**

By: /s/ Kristin Jumper\
 Name:  Kristin Jumper\
 Title:  Assistant Secretary

**HAMILTON LANE RE OPPORTUNITIES FUND I LP**

**BY: HAMILTON LANE RE OPPORTUNITIES FUND I GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper\
 Name:  Kristin Jumper\
 Title:  Assistant Secretary

**HAMILTON LANE RE OPPORTUNITIES FUND I LP (SERIES B)**

**BY: HAMILTON LANE RE OPPORTUNITIES FUND I GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper\
 Name:  Kristin Jumper\
 Title:  Assistant Secretary

**HAMILTON LANE RE OPPORTUNITIES FUND I LP (SERIES A)**

**BY: HAMILTON LANE RE OPPORTUNITIES FUND I GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper\
 Name:  Kristin Jumper\
 Title:  Assistant Secretary

**HAMILTON LANE SECONDARY FUND VI-A LP**

**BY: HAMILTON LANE SECONDARY FUND VI GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper\
 Name:  Kristin Jumper\
 Title:  Assistant Secretary

**HAMILTON LANE SECONDARY FUND VI-B LP**

**BY: HAMILTON LANE SECONDARY FUND VI GP LLC, ITS GENERAL PARTNER**

By:      /s/ Kristin Jumper_____
         Name:  Kristin Jumper
         Title:  Assistant Secretary


**HAMILTON LANE SECONDARY FUND VI-D SCSP-RAIF**

**BY: HL EUROPEAN INVESTORS GP S.À R.L., ITS GENERAL PARTNER**

By:      /s/ Kristin Jumper_____
         Name:  Kristin Jumper
         Title:  Manager


**HLSF VI HOLDINGS 3 LP**

**BY: HAMILTON LANE SECONDARY FUND VI GP LLC, ITS GENERAL PARTNER**

By:      /s/ Kristin Jumper_____
         Name:  Kristin Jumper
         Title:  Assistant Secretary


**HLSF VI BLOCKER (CAYMAN) LP**

**BY: HAMILTON LANE SECONDARY FUND VI GP LLC, ITS GENERAL PARTNER**

By:      /s/ Kristin Jumper_____
         Name:  Kristin Jumper
         Title:  Assistant Secretary


**HLSF VI BLOCKER (DE) LP**

**BY: HAMILTON LANE SECONDARY FUND VI GP LLC, ITS GENERAL PARTNER**

By:      /s/ Kristin Jumper_____
         Name:  Kristin Jumper
         Title:  Assistant Secretary


**HL SCOPE MASTER SICAV-RAIF SCSP**

~~By~~**BY**:   ~~Invesco Credit Partners Associates III~~ **HAMILTON LANE ADVISORS**, **L.**~~P~~**L**~~. as General Partner~~**C.**

                                        ~~By:      Invesco Credit Partners Associates III~~
                                        ~~GP, LLC as General Partner~~

                                        ~~By:      Invesco Senior Secured~~
                                        ~~Management, Inc. as Managing~~
                                        ~~Member~~

By:    /s/ ~~Scott Baskind Name:  Scott Baskind~~Kristin Jumper
        Name:  Kristin Jumper
        Title:  Authorized Signatory

        ~~Title:     Chief Investment Officer, President & Managing Director~~


**HL SCOPE HOLDINGS S.À.R.L.**

**BY: HAMILTON LANE ADVISORS, L.L.C.**

By:    /s/ Kristin Jumper
        Name:  Kristin Jumper
        Title:  Authorized Signatory


**HAMILTON LANE STRATEGIC OPPORTUNITIES FUND IX-A LP**

**BY: HAMILTON LANE STRATEGIC OPPORTUNITIES FUND IX GP LLC, ITS GENERAL PARTNER**

By:    /s/ Kristin Jumper
        Name:  Kristin Jumper
        Title:  Assistant Secretary


**HAMILTON LANE STRATEGIC OPPORTUNITIES FUND IX-B LP**

**BY: HAMILTON LANE STRATEGIC OPPORTUNITIES FUND IX GP LLC, ITS GENERAL PARTNER**

By:    /s/ Kristin Jumper
        Name:  Kristin Jumper
        Title:  Assistant Secretary


**HAMILTON LANE STRATEGIC OPPORTUNITIES FUND IX HOLDINGS-2 LP**

**BY: HAMILTON LANE STRATEGIC OPPORTUNITIES FUND IX GP LLC, ITS GENERAL PARTNER**

By:    /s/ Kristin Jumper
        Name:  Kristin Jumper
        Title:  Assistant Secretary


**HAMILTON LANE STRATEGIC OPPORTUNITIES FUND IX HOLDINGS LP**

**BY: HAMILTON LANE STRATEGIC OPPORTUNITIES FUND IX GP LLC, ITS GENERAL PARTNER**

By:    /s/ Kristin Jumper
        Name:  Kristin Jumper
        Title:  Assistant Secretary


**HL VAF I HOLDINGS TRANSACTION LP**

**BY: HAMILTON LANE VENTURE ACCESS FUND I GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
      Name:  Kristin Jumper
      Title:  Assistant Secretary

**HL GM PRIVATE MARKETS ACCESS FUND LP**

**BY: HL GM PRIVATE MARKETS ACCESS FUND GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
      Name:  Kristin Jumper
      Title:  Assistant Secretary

**HL GROWTH EQUITY CLUB FUND**

**BY: HL GROWTH EQUITY CLUB FUND GP S.À R.L., ITS GENERAL PARTNER**

By: /s/ Lydia A. Gavalis
      Name:  Lydia A. Gavalis
      Title:  Manager

**HL LARGE BUYOUT CLUB FUND VII**

**BY: HL LARGE BUYOUT CLUB FUND VI GP S.À R.L., ITS GENERAL PARTNER**

By: /s/ Lydia A. Gavalis
      Name:  Lydia A. Gavalis
      Title:  Manager

**HL VENTURE CAPITAL CLUB FUND II**

**BY: HL VENTURE CAPITAL CLUB FUND II GP S.À R.L., ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
      Name:  Kristin Jumper
      Title:  Manager

**NEW FINANCE STREET L.P.**

**BY: NEW FINANCE STREET GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
      Name:  Kristin Jumper
      Title:  Assistant Secretary

**HK ORIENTAL PEARL, LPF**

**BY: HAMILTON LANE ASSET MANAGEMENT (HK) LIMITED, ITS GENERAL PARTNER**

By:      /s/ Lydia A. Gavalis_____
            Name: Lydia A. Gavalis
            Title: Director

**HUDSON RIVER CO-INVESTMENT FUND IV L.P.**

**BY: HAMILTON LAND HUDSON RIVER CO-INVESTMENT FUND IV GP LLC, ITS GENERAL PARTNER**

**BY: HAMILTON LANE ADVISORS, L.L.C., ITS MANAGING MEMBER**

By:      /s/ Kristin Jumper_____
            Name: Kristin Jumper
            Title: Authorized Signatory

**HL BILLY IMPACT PE MASTER FUND LP**

**BY: HL BILLY IMPACT PE FUND GP LLC, ITS GENERAL PARTNER**

By:      /s/ Kristin Jumper_____
            Name: Kristin Jumper
            Title: Assistant Secretary

**KOREA HL STRATEGIC INFRASTRUCTURE MASTER FUND, LP**

**BY: KOREA HL STRATEGIC INFRASTRUCTURE FUND GP, LLC, ITS GENERAL PARTNER**

By:      /s/ Kristin Jumper_____
            Name: Kristin Jumper
            Title: Assistant Secretary

**KIC HL CO-INVESTMENT FUND, LP**

**BY: KIC HL CO-INVESTMENT FUND GP, LLC, ITS GENERAL PARTNER**

By:      /s/ Kristin Jumper_____
            Name: Kristin Jumper
            Title: Assistant Secretary

**KIC HL CO-INVESTMENT MASTER FUND, LP**

**BY: KIC HL CO-INVESTMENT FUND GP, LLC, ITS GENERAL PARTNER**

By:      /s/ Kristin Jumper_____
            Name: Kristin Jumper
            Title: Authorized Person

**KOREA HL STRATEGIC INFRASTRUCTURE MASTER FUND II, LP**

**BY: KOREA HL STRATEGIC INFRASTRUCTURE F UND II GP, LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary


**MMAA HL CO-INVESTMENT MASTER FUND, LP**

**BY: MMAA HL CO-INVESTMENT FUND GP, LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary


**EDGEWOOD PARTNERS IV LP**

**BY: HL EDGEWOOD GP IV LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary


**NEW YORK CREDIT SBIC FUND II LP**

**BY: NEW YORK CREDIT SBIC FUND GP II LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
Name: Kristin Jumper
Title: Principal


**HL PPLUS CO-INVEST FUND LP**

**BY: HL PPLUS CO-INVEST FUND GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary


**HL PNB SMA MASTER FUND LP**

**BY: HL PNB SMA GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
Name: Kristin Jumper
Title: Assistant Secretary

**HL STRATEGIC RE IRISH HOLDINGS LLC**

**BY: HAMILTON LANE ADVISORS, L.L.C., ITS MANAGER**

By: /s/ Kristin Jumper
      Name: Kristin Jumper
      Title: Authorized Person


**SMART AIR AND ENERGY MASTER FUND LP**

**BY: SMART AIR AND ENERGY FUND GP LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
      Name: Kristin Jumper
      Title: Assistant Secretary


**HAMILTON LANE PE PROGRAM MASTER FUND L.P.**

**BY: HAMILTON LANE PE PROGRAM GP, LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
      Name: Kristin Jumper
      Title: Assistant Secretary


**HAMILTON LANE VA RE SMA, LP**

**BY: HAMILTON LANE VA RE SMA GP, LLC, ITS GENERAL PARTNER**

By: /s/ Kristin Jumper
      Name: Kristin Jumper
      Title: Assistant Secretary


~~Invesco Credit Partners Opportunities Fund 2023~~**MORAN REAL ASSET FUND IV**, **L.P.**

**BY: HL MORAN GP LLC, ITS GENERAL PARTNER**

           ~~By: Invesco Credit Partners Associates III, L.P. as General Partner~~

           ~~By: Invesco Credit Partners Associates III GP, LLC as General Partner~~

           ~~By: Invesco Senior Secured Management, Inc. as Managing Member~~

By: /s/ ~~Scott Baskind Name: Scott Baskind~~Kristin Jumper
      Name: Kristin Jumper
      Title: Assistant Secretary

           ~~Title: Chief Investment Officer, President & Managing Director~~

**HAMILTON LANE PRIVATE MARKETS FUND Y TREE CLIENTS (EQUITY) LP**
~~Resolutions of Board of Invesco Senior Income Trust; Invesco Senior Loan Fund; and Invesco Dynamic Credit Opportunity Fund (each a "Fund" and together, the "Funds")~~
**BY: HAMILTON LANE PRIVATE MARKETS FUND Y TREE CLIENTS (EQUITY) GP LLC, ITS GENERAL PARTNER**

By:      /s/ Kristin Jumper_____
           Name:  Kristin Jumper
           Title:  Assistant Secretary

## SCHEDULE A

GREEN CORE FUND, L.P.
HAMILTON LANE/NYSCRF ISRAEL INVESTMENT FUND L.P.
KPS-HAMILTON LANE MULTI-STRATEGY FUND I MASTER LP
LIBRA TAURUS PE FUND MASTER LP
SRE HL PE 1 (MASTER) LP
SREH HL PE 1 (MASTER) LP
SRZ HL PE 1 (MASTER) LP
TARRAGON MASTER FUND LP
HAMILTON LANE INFRASTRUCTURE OPPORTUNITIES FUND II HOLDINGS LP
HAMILTON LANE INFRASTRUCTURE OPPORTUNITIES FUND II HOLDINGS-2 LP
HAMILTON LANE EQUITY OPPORTUNITIES FUND V HOLDING LP
HAMILTON LANE EQUITY OPPORTUNITIES FUND V HOLDING-2 LP
EDGEWOOD PARTNERS III, L.P.
HAMILTON LANE CAPITAL TOWER FUND LP
HL ENVIRONMENTAL FUND LP
HL LARGE BUYOUT CLUB FUND VII
HL P PLUS ESG CO-INVEST FUND I LP
SIXTH STOCKHOLM GLOBAL PRIVATE EQUITY LP
HL CANADA HEALTH LP
CLAL HAMILTON LANE CREDIT INTERNATIONAL SCOPE JV, L.P.
CLAL HAMILTON LANE CREDIT INTERNATIONAL SO VII JV, LP
HL ALPHA CI SPV LP
ETHMAR TECHNOLOGY MASTER FUND LP
APA HOLDINGS LP
HAMILTON LANE EQUITY OPPORTUNITIES FUND VI-A LP
HAMILTON LANE EQUITY OPPORTUNITIES FUND VI-B LP
HAMILTON LANE EQUITY OPPORTUNITIES FUND VI HOLDINGS LP
HAMILTON LANE EQUITY OPPORTUNITIES FUND VI HOLDINGS-2 LP
HL GLOBAL VENTURE CAPITAL AND GROWTH CAYMAN HOLDINGS LP
HAMILTON LANE EUROPEAN INVESTORS SCA SICAV-RAIF - GPA INVESTMENTS SUB-FUND
HL PRIVATE INFRA FUND CAYMAN HOLDINGS LP
HAMILTON LANE IMPACT FUND II LP
HL IMPACT II HOLDINGS LP
HAMILTON LANE IMPACT FUND III-A LP
HAMILTON LANE IMPACT FUND III-B LP
HL IMPACT III HOLDINGS LP
HAMILTON LANE INFRASTRUCTURE OPPORTUNITIES FUND II LP
HAMILTON LANE INFRASTRUCTURE OPPORTUNITIES FUND LP
HAMILTON LANE NATIONAL SMALL BUSINESS CREDIT FUND, LP
HAMILTON LANE NM FUND I LP
HL PRIVATE MARKETS ACCESS HOLDINGS SCSP
HAMILTON LANE RE OPPORTUNITIES FUND I LP
HAMILTON LANE RE OPPORTUNITIES FUND I LP (SERIES B)
HAMILTON LANE RE OPPORTUNITIES FUND I LP (SERIES A)
HAMILTON LANE SECONDARY FUND VI-D SCSP-RAIF
HLSF VI HOLDINGS 3 LP
HLSF VI BLOCKER (CAYMAN) LP
HLSF VI BLOCKER (DE) LP
HAMILTON LANE STRATEGIC OPPORTUNITIES FUND IX HOLDINGS-2 LP
HAMILTON LANE STRATEGIC OPPORTUNITIES FUND IX HOLDINGS LP
HL VAF I HOLDINGS TRANSACTION LP
HL GM PRIVATE MARKETS ACCESS FUND LP
HL GROWTH EQUITY CLUB FUND

HL VENTURE CAPITAL CLUB FUND II
NEW FINANCE STREET L.P.
HK ORIENTAL PEARL, LPF
HUDSON RIVER CO-INVESTMENT FUND IV L.P.
HL BILLY IMPACT PE MASTER FUND LP
KOREA HL STRATEGIC INFRASTRUCTURE MASTER FUND, LP
KIC HL CO-INVESTMENT FUND, LP
KIC HL CO-INVESTMENT MASTER FUND, LP
KOREA HL STRATEGIC INFRASTRUCTURE MASTER FUND II, LP
MMAA HL CO-INVESTMENT MASTER FUND, LP
PENHA FUND I L.P.
EDGEWOOD PARTNERS IV LP
NEW YORK CREDIT SBIC FUND II LP
HL PPLUS CO-INVEST FUND LP
HL PNB SMA MASTER FUND LP
HL STRATEGIC RE IRISH HOLDINGS LLC
SMART AIR AND ENERGY MASTER FUND LP
HAMILTON LANE PE PROGRAM MASTER FUND L.P.
HAMILTON LANE VA RE SMA, LP
MORAN REAL ASSET FUND IV, L.P.
HAMILTON LANE PRIVATE MARKETS FUND Y TREE CLIENTS (EQUITY) LP
EDGEWOOD PARTNERS II LP
HAMILTON LANE INFRASTRUCTURE FUND HOLDINGS LP
HAMILTON LANE INFRASTRUCTURE FUND HOLDINGS-2 LP
HAMILTON LANE VENTURE ACCESS FUND I HOLDINGS LP
HL-HP GLOBAL INVESTMENTS LP
SRCS HL PE 1 (MASTER) LP
HL PRIVATE ASSETS HOLDINGS LP
INNOVATION LANE LP
MORAN REAL ASSET FUND II, L.P.
MORAN REAL ASSET FUND III, L.P.
NEW YORK CREDIT CO-INVESTMENT FUND II LP
PENHA FUND II L.P.
PHOENIX HL L.P.
RUSSELL INVESTMENTS HL PRIVATE MARKETS CO-INVESTMENT MASTER FUND LP
RUSSELL INVESTMENTS HL PRIVATE MARKETS SECONDARY MASTER FUND LP
SIXTH STOCKHOLM CI-SPV LP
TTCPFS HL INVESTMENTS SPLITTER AIV FUND LP
WPP HL CREDIT OPPORTUNITIES FUND LP
HAMILTON LANE EQUITY OPPORTUNITIES FUND V-A LP
HAMILTON LANE EQUITY OPPORTUNITIES FUND V-B LP
HAMILTON LANE SECONDARY FUND V INTERNATIONAL SERIES FUND LP, SERIES 2
RAPM NM SECONDARY OPPORTUNITY FUND, L.P.
HAMILTON LANE STRATEGIC OPPORTUNITIES FUND IX-A LP
HAMILTON LANE STRATEGIC OPPORTUNITIES FUND IX-B LP
2020 TACTICAL MARKET FUND LP
ASTRO MASTER FUND III LP
DIRECT CREDIT FUND LP
DRAGON HL L.P.
FIFTH STOCKHOLM CI SPV L.P.
FINANCE STREET AIV SPLITTER L.P.
FLORIDA GROWTH FUND II LLC
HAMILTON LANE - RAYTHEON TECHNOLOGIES PENSION EMERGING MANAGERS, L.P.
HAMILTON LANE CO-INVESTMENT FUND IV HOLDINGS LP
HAMILTON LANE CO-INVESTMENT FUND IV HOLDINGS-2 LP
HAMILTON LANE PRIVATE EQUITY FUND X HOLDINGS LP

HAMILTON LANE PRIVATE MARKETS OPPORTUNITY FUND LP, CREDIT SERIES
HAMILTON LANE PRIVATE MARKETS OPPORTUNITY FUND LP, FUND-OF-FUNDS SERIES
HAMILTON LANE PRIVATE MARKETS OPPORTUNITY FUND LP, FUND-OF-FUNDS SERIES II
HAMILTON LANE SECONDARY FUND VI-A LP
HAMILTON LANE SECONDARY FUND VI-B LP
HAMILTON LANE SMID II HOLDINGS LP
HAMILTON LANE STRATEGIC OPPORTUNITIES FUND V (SERIES 2019) HOLDINGS LP
HAMILTON LANE STRATEGIC OPPORTUNITIES FUND VI (SERIES 2020) HOLDINGS LP
HAMILTON LANE STRATEGIC OPPORTUNITIES FUND VII HOLDINGS LP
HAMILTON LANE STRATEGIC OPPORTUNITIES FUND VIII HOLDINGS LP
HAMILTON LANE VENTURE CAPITAL FUND LP, SERIES 2020
HAMILTON LANE VENTURE CAPITAL FUND LP, SERIES 2021
HAMILTON LANE VENTURE CAPITAL FUND LP, SERIES 2022
HAMILTON LANE/NYSCRF ISRAEL INVESTMENT FUND II LP
HAMILTON LANE-CARPENTERS PARTNERSHIP FUND V L.P.
HL ADVANCED SUSTAINABLE TOTAL RETURN OPPORTUNITIES FUND III
HL ENPAM FUND SPLITTER LP
HL IMPACT HOLDINGS LP
HL INTERNATIONAL INVESTORS L.P. SERIES M
HL INTERNATIONAL INVESTORS L.P. SERIES N
HL INTERNATIONAL INVESTORS L.P. SERIES O
HL INTERNATIONAL INVESTORS L.P. SERIES Q
HL INTERNATIONAL INVESTORS LP SERIES I
HL INTERNATIONAL INVESTORS LP
HL SECONDARY OPPORTUNITIES 2018 SERIES
HL INTERNATIONAL INVESTORS LP, SERIES H1
HL INTERNATIONAL INVESTORS LP, SERIES H2
HL INTERNATIONAL INVESTORS LP, SERIES P
HL LARGE BUYOUT CLUB FUND V
HL LARGE BUYOUT CLUB FUND VI
HL MIRAS SECONDARY FUND LP
HL REAL ASSET OPPORTUNITIES – A MASTER FUND LP
HL/AS GLOBAL COINVEST LP
HLSF IV HOLDINGS LP
HLSF V HOLDINGS LP
HLSF V HOLDINGS LP 2
HUDSON RIVER CO-INVESTMENT FUND III L.P.
JATI PRIVATE EQUITY FUND III L.P.
KPI-HAMILTON LANE MULTI-STRATEGY FUND I MASTER LP
KTCU HL INFRASTRUCTURE MASTER FUND LP
NAKHODA LANE FUND DE SPV LP
NAKHODA LANE FUND L.P.
NEW YORK CREDIT SBIC FUND L.P.
SMART CLEAN AIR AND ENERGY FUND LP
TOWER BRIDGE SELECT OPPORTUNITIES – A MASTER FUND LP
UTAH REAL ASSETS PORTFOLIO, LP
HL SCOPE MASTER SICAV-RAIF SCSP
HL SCOPE HOLDINGS S.À.R.L.

**EXHIBIT A**

**~~RESOLUTIONS RELATING TO THE~~ APPROVAL OF FILING ~~AN EXEMPTIVE~~ SECTION 17(D) APPLICATION FOR CO-INVESTMENT ~~EXEMPTIVE~~ RELIEF**

*Proposed Resolutions to be Adopted by the Trustees of Hamilton Lane Private Assets Fund, Hamilton Lane Private Infrastructure Fund, Hamilton Lane Private Secondary Fund, Hamilton Lane Venture Capital and Growth Fund and Hamilton Lane Credit Income Fund*

~~**WHEREAS**, an exemptive order was issued by the U.S. Securities and Exchange Commission (the "SEC") on May 19, 2020 to Invesco Advisers, Inc. ("IAI"), et al., as amended on April 28, 2023 (the "Order"), which permits a closed-end management investment company that is registered under the Investment Company Act of 1940, as amended (the "Act"), or electing to be regulated as a business development company, and is advised by IAI and/or Invesco Senior Secured Management, Inc. ("ISSM" and, together with IAI, the "Advisers") to participate in certain co-investment transactions that otherwise would be prohibited under Section 17(d) of the Act and Rule 17d-1 thereunder, in accordance with the conditions to the Order, which are set forth in the Notices of Application issued by the SEC on April 21, 2020 and March 31, 2023; and~~

**WHEREAS,** the Board of Trustees deems it is advisable and in the best interest of each of Hamilton Lane Private Assets Fund, Hamilton Lane Private Infrastructure Fund, Hamilton Lane Private Secondary Fund, Hamilton Lane Venture Capital and Growth Fund and Hamilton Lane Credit Income Fund (together, the "Funds") to file with the U.S. Securities and Exchange Commission (the "Commission") an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 17d-l promulgated thereunder (the "Application"), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder.

~~**WHEREAS**, the Advisers believe it is in the best interest of the Funds to supersede the Order in a manner consistent with the exemptive application filed with the SEC by FS Credit Opportunities Corp, et al., dated February 20, 2025, as amended (the "FS Application").~~

**NOW, THEREFORE, BE IT RESOLVED,** that the ~~execution and filing of an application for exemptive relief substantially in the form of the FS Application (the "Application") by the~~ officers of Hamilton Lane Advisors, L.L.C., and the Funds be, and ~~it~~ each of them hereby is, ~~ratified and approved, and the officers~~ authorized and directed on behalf of the Funds ~~are expressly hereby authorized to execute and file amendments to the Application~~ and in their name and on behalf of the Funds, ~~and to take any and all such other actions, as they may deem necessary, desirable, or appropriate to, in connection with, or related to the filing of the Application or~~ to prepare, execute, and cause to be filed with the Commission an Application for an Order of Exemption, and any amendments thereto~~; and~~, pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and it is further

**RESOLVED,** that the officers of the Funds be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and it is further

~~**FURTHER**~~ **RESOLVED,** that any and all actions previously taken by ~~any officer, representative or agent of~~ the Funds~~, by or on behalf of the Funds~~ or any of their directors, trustees or officers, as applicable, in connection with ~~or related to the matters set forth in~~ the actions contemplated by the foregoing resolution~~s~~ be, and each of them hereby is, ratified, ~~adopted and~~ confirmed, approved and adopted in all respects as and for the acts and deeds of the Funds.

**APPROVAL OF FILING SECTION 17(D) APPLICATION FOR CO-INVESTMENT RELIEF**

*Proposed Resolutions to be Adopted by the Directors HL SCOPE RIC LLC*

**WHEREAS,** the Board of Directors deems it is advisable and in the best interest of HL SCOPE RIC LLC (the "Fund") to file with the U.S. Securities and Exchange Commission (the "Commission") an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 17d-l promulgated thereunder (the "Application"), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder.

**NOW, THEREFORE, BE IT RESOLVED,** that the officers of Hamilton Lane Advisors, L.L.C., and the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in their name and on behalf of the Fund, to prepare, execute, and cause to be filed with the Commission an Application for an Order of Exemption, and any amendments thereto, pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and it is further

**RESOLVED,** that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and it is further

**RESOLVED,** that any and all actions previously taken by the Fund or any of their directors, trustees or officers, as applicable, in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.

22**EXHIBIT B**

**MARKED COPIES OF THE APPLICATION SHOWING CHANGES FROM THE FINAL VERSIONS OF THE TWO APPLICATIONS IDENTIFIED AS SUBSTANTIALLY IDENTICAL UNDER RULE 0-5(E)(3)**

---

**SCHEDULE A**

Invesco Direct Lending (UL) Master Fund II, SCSp Invesco Direct Lending (L) II Blocker, LLC Invesco Direct Lending (L) II Holdco, L.P.
Invesco Direct Lending (UL) II Holdco, L.P.
Invesco Direct Lending (UL) Fund (Cayman) II, L.P. Invesco Private Credit Opportunities Master Fund, L.P. Invesco Private Credit Opportunities Holdco, LLC Invesco PCO Evergreen Master Fund, L.P.
Invesco PCO Evergreen Holdco, LLC Invesco Credit Partners Master Fund III, L.P.
Invesco Credit Partners Opportunities Fund 2023, L.P.

23